

PROXY STATEMENT

FOR THE 2023 ANNUAL MEETING OF STOCKHOLDERS

June 13, 2023
1:00 p.m. Central Time
601 NW Second Street
Evansville, Indiana 47708

Table of Contents

Proxy Statement

We have provided you with this Notice of the 2023 Annual Meeting of Stockholders and proxy statement because the Board of Directors of OneMain Holdings, Inc. (the "Company" or "OneMain") is soliciting your proxy to vote at the Company's Annual Meeting of Stockholders to be held on June 13, 2023. This proxy statement contains information about the items to be voted upon at the Annual Meeting and information about the Company. Instructions on how to access this proxy statement and our 2022 Annual Report to Stockholders (the "2022 Annual Report") on the Internet or paper copies of this proxy statement and the 2022 Annual Report are first being sent or given to stockholders on or about April 28, 2023.

This proxy statement refers to certain other reports, documents and websites, including the Company's website, which shall not be deemed to form part of, or to be incorporated by reference into, this proxy statement.

Message to Our Stockholders

April 28, 2023

Dear fellow stockholders:

We are pleased to invite you to attend our 2023 Annual Meeting of Stockholders, which will be held on June 13, 2023 at 1:00 p.m. Central Time, at our offices located at 601 NW Second Street, Evansville, Indiana 47708 (the "Annual Meeting"). Details regarding the business to be conducted at the Annual Meeting, proxy voting and other information about how to participate are more fully described in this proxy statement.

Your vote is important to us. Whether or not you are planning to attend the Annual Meeting, we encourage you to read our proxy statement and annual report in their entirety prior to the Annual Meeting, and request that you support our voting recommendations.

In 2022, OneMain continued to deliver on our commitment to improving the financial well-being of hardworking Americans and produced another year of tangible results for stockholders as our management team navigated the many challenges resulting from a complicated macroeconomic environment with historic levels of inflation and rapidly rising interest rates. Our sustained focus on managing our credit and balance sheet served us well, allowing us to return capital to our stockholders and invest in new products and channels that will drive long-term profitable growth and value for our stockholders. Our actions and performance in 2022 demonstrate our resilient business and ability to thrive in many market environments and position us well for long-term success.

We continued to evolve our governance, executive compensation and corporate responsibility practices and disclosures in 2022. These changes were informed by the feedback we received from stockholders through our formal stockholder engagement program. In addition to other actions described in this proxy statement, we have proposed the elimination of our classified Board structure (see Proposal 4) and the adoption of a majority voting standard in uncontested director elections (see Proposal 5), both subject to the approval of stockholders.

At the same time, we continued to support our customers, team members, and communities. We also remained focused on actions to support our mission of improving the financial well-being of hardworking Americans through access to responsible credit solutions, with a vision to be the partner of choice for the non-prime customer. We executed on our strategic priorities, including through investment in and development of innovative offerings. These investments included: building on our commitment to financial inclusion through a $50 million commitment to support, in equal parts, minority depository institutions (MDIs) and military veterans; issuing a first-of-its-kind social ABS bond, supporting borrowers in rural communities, at least 75% of whom are lower-income borrowers; providing Trim by OneMain to all customers; and continuing to grow our free financial education program, Credit Worthy by OneMain Financial, which reaches thousands of high schools.

Our ability to deliver on our commitments and drive stockholder value depends on our team members. We are focused on developing and supporting a team capable of meeting our customers where they are in life and maintaining a talent pool that reflects and celebrates the communities we serve. Our culture of respect and inclusion, which promotes a diverse workforce, begins with our Board. We have added three new directors in the last two years, all of whom are diverse by ethnicity and one of whom is diverse by gender.

We look forward to continuing to deliver value to our customers, stockholders and other stakeholders. On behalf of the entire Board, we thank you for your investment in OneMain and the confidence you place in our Board, management team and employees.



Doug Shulman
Chairman and Chief Executive Officer



Roy A. Guthrie
Lead Independent Director

Notice of the 2023 Annual Meeting of Stockholders

Date and Time
June 13, 2023
1:00 p.m. Central Time

Place
601 NW Second Street,
Evansville, Indiana 47708

Meeting Agenda

⊘ To elect two Class I directors, Phyllis R. Caldwell and Roy A. Guthrie, to serve until the 2026 Annual Meeting and until such director's successor has been elected and qualified, or until such director's earlier death, resignation or removal.

⊘ To approve, on an advisory basis, the compensation paid to the Company's named executive officers.

⊘ To ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for OneMain Holdings, Inc. for the year ending December 31, 2023.

⊘ To amend the Company's Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws, as amended (the "Bylaws"), to eliminate the classified structure of the Board of Directors.

⊘ To amend the Company's Bylaws to provide for director nominees to be elected by a majority, rather than a plurality, of votes in uncontested elections.

⊘ Such other business as may be properly brought before the meeting or any adjournments or postponements thereof.

Record Date
To vote, you must have been a stockholder at the close of business on April 17, 2023.

Voting Options
You have three options for submitting your vote before the Annual Meeting:

- Internet, through computer or mobile device such as a tablet or smartphone;
- Telephone; or
- Mail.

Please vote as soon as possible, even if you plan to attend the Annual Meeting.

By order of the Board of Directors,

Connie E. Eiseman
Senior Vice President,
Deputy General Counsel and Corporate Secretary
April 28, 2023

Proxy Summary

2022 Performance Overview



6% Managed Receivables Growth*

$13.9 billion Originations

2.6 million Customer Accounts

~$500 million New Products & Distribution Channel Receivables

$878 million Net Income Generated

$1,070 million Capital Generated*

$781 million Capital Returned

$600 million First-of-its-kind Social ABS

$3.3 billion Funding Raised

Named one of America's **100** Most Loved Workplaces® by Newsweek

Named a Morningstar Sustainalytics **ESG Industry Top Rated Company** in 2023

Distributed free digital financial education to more than **2,000** high schools, **130,000** students nationwide

*   Refer to Appendix A for a description of non-GAAP financial measures and key performance indicators and a reconciliation of such measures to the most directly comparable measures calculated under GAAP.

Capital Allocation Framework:

Invest in business and portfolio growth

Provide predictable regular dividend that can continue through a stress environment

Make share repurchases a regular part of capital return

- **Increased quarterly dividend to $1.00 per share for dividend declared on February 7, 2023 ($4.00 per share annualized)**
- **$1 billion, 3-year share repurchase authorization**
- **Repurchased 7.2 million shares in 2022 for $303 million**

"We maintained our momentum through 2022 as we executed on our strategic vision despite another challenging year for the markets. Our sustained focus on managing our credit and balance sheet served us well, allowing us to return capital to our stockholders and invest in new products and channels that will drive long-term profitable growth and value for our stockholders."

Doug Shulman
Chairman and Chief Executive Officer

Stockholder Engagement

In the past, OneMain maintained governance practices and an executive compensation program appropriate for a company that was controlled by private equity stockholders. As our primary private equity owner transitioned out of our stock during 2021, and in consideration of our significant evolution to having a diffuse stockholder base, the Board undertook a comprehensive analysis of our Board, governance, executive compensation and corporate social responsibility practices and disclosures. As an input into this review, we instituted an engagement program in 2022 to seek the perspectives of our stockholders. Our Lead Independent Director participated in these meetings upon request. This outreach was in addition to our investor relations-led engagement in connection with quarterly earnings calls, investor and industry conferences, and analyst meetings.

Since our 2022 Annual Meeting of Stockholders, we reached out to and engaged with the following:

Total Stockholder Outreach	Total Stockholder Engagement
49%	**39%**
of shares outstanding	**of shares outstanding**

Key topics discussed with our investors included:

- Our differentiated business strategy
- The evolution of our stockholder base
- Board composition, refreshment and diversity
- Corporate governance practices
- Executive compensation program and philosophy
- Corporate social responsibility, with a focus on our impact investment initiatives and areas for increased disclosure

Over the past two years, the Board has taken steps to evolve the Company's practices and disclosures to reflect our business and new ownership structure and the feedback we received from stockholders. The Board carefully evaluated this feedback and in response we have made a number of enhancements to our corporate governance practices which are summarized below. There was a consistent view among the stockholders we engaged that we continue to progress our governance practices, and that it would be appropriate to incorporate changes over time. Feedback on priority focus areas was not consistent across investors. For example, some investors indicated declassification of the Board was a priority, while others focused on the structure of our executive compensation program.

We are committed to ongoing engagement with our investors to understand their perspectives as our Company continues to evolve and enhance its practices.

Board and Governance

Our Board believes that strong corporate governance practices are important to ensuring effective oversight. We have taken the following steps to enhance our governance framework:

- Proposed the elimination of our classified Board structure, subject to the approval of stockholders (see Proposal 4)
- Proposed the adoption of a majority voting standard in uncontested director elections, subject to the approval of stockholders (see Proposal 5)
- Refreshed our Board with three new independent members appointed over the last two years who bring relevant perspectives and industry experience to enhance the collective skillset of our Board. All three are racial or ethnic minorities and one is female

- Enhanced our Board evaluation process

- Enhanced the scope of responsibilities of our Lead Independent Director to reflect current practices

- Formalized our Board's oversight of ESG matters by amending the Nominating and Corporate Governance ("NCG") Committee's charter to include oversight of our ESG-related policies and practices, and amending the Risk Committee's charter to highlight the committee's oversight of cybersecurity, information security and data privacy

Our Board also prioritizes the regular review of its composition to ensure our directors represent the skills, experiences and backgrounds most suited to oversee management and the Company. See Proposal 1 for additional information about our nominees and continuing directors.

Executive Compensation

Following a holistic review of our compensation practices, the Compensation Committee determined that it would be appropriate to realign our compensation program to better reflect our current business and short- and long-term strategic objectives, and the current economic environment. This was also informed by discussions with our stockholders and as part of our broader review of practices that has come following the evolution of our stockholder base following the exit of our primary private equity owner from our stock. The realigned compensation program is designed to reduce the need for the Compensation Committee to make adjustments outside of the core program, is more in line with market practices, and supports our objective to retain and attract key talent. A summary of the enhancements to the program, which are effective for 2023, include:

- Decreasing the number of financial performance metrics and realigning metric weightings in our annual incentive program

- Placing a greater emphasis on annual long-term equity grants to significantly reduce reliance on periodic one-time awards

- Simplifying the structure by no longer granting restricted stock units ("RSUs") as a component of the annual incentive program, which better aligns to market and peer practice

- Changing the timing of the grant date of RSUs such that they will be granted at the beginning of the three-year vesting period

- Adding relative total stockholder return ("TSR") as an upward or downward modifier within the performance-based restricted stock unit ("PSU") portion of our long-term program

- Eliminating the payment of dividend equivalents on unvested PSUs

See "Compensation Discussion and Analysis" for more information about the enhancements made to the program.

Corporate Social Responsibility

We have made progress on our ESG journey over the last year, specifically regarding our teams, customers, communities and the environment. Accomplishments and highlights from the last year include:

Our Teams

- Named one of "America's 100 Most Loved Workplaces" by Newsweek

- Launched career development programs for women and people of color, namely our Women's Leadership Development Program and the Diverse Leaders Program, as well as development programs focused on group mentoring and executive presentation skills

- Continued our Days of Inclusion, a series focused on diversity and inclusion, hosting events that feature senior leaders from our Company and our community partners

- Enhanced our benefit offerings related to our four pillars of wellness — physical, financial, mental and social/family — and continued to welcome team members to our employee stock purchase plan, started in 2021

Our Customers

- Named a Morningstar Sustainalytics ESG Industry Top Rated Company in 2023, with a low ESG risk rating driven by disclosures regarding product governance and data privacy and security

- Rolled out Trim by OneMain, our money-saving and financial wellness platform, to all of our customers

- Our Executive Office of Customer Care team continued to serve as a key process to promptly resolve customer complaints and propose solutions to prevent future similar complaints

- Credit cards offerings BrightWay and BrightWay+[2], launched in 2021, continued to provide a digital-first platform that meet the needs of their growing number of users

Our Communities

- Committed $50 million to support minority depository institutions (MDIs), including Sunstate Bank in Florida and First Independence Bank, based in Michigan, and military veterans through Academy Securities, a disabled veteran-owned and operated investment bank

- Issued our second Social Bond, a $600 million Social ABS issuance — the first-ever Social ABS Bond by a U.S. issuer — to promote financial inclusion in underserved rural communities

- Expanded Credit Worthy by OneMain Financial, our free digital financial education curriculum in high schools across the country, through the addition of a new module, "Build: Credit Fundamentals"

- Launched the Family Resources Center, a website for credit education across all age groups

- Committed $10 million to the BlackRock Liquid Federal Trust Fund, which supports the Thurgood Marshall College Fund for students attending historically black colleges

Environmental Responsibility

- Invested as a founding investor in BlackRock's Liquid Environmentally Aware Fund groups

- Continued to pursue environmental initiatives at our locations, including adopting an Environmental Policy and reviewing our vehicle Fleet Program policy.

---

[2]   BrightWay® is a registered trademark of OneMain Financial Holdings, LLC. The BrightWay credit card is issued by WebBank.

Voting Overview

This section summarizes information contained elsewhere in this proxy statement. These highlights do not contain all the information that you should consider before voting or provide a complete description of the topics covered. Please read this entire proxy statement before voting.

Proposal 1

To elect two Class I directors, Phyllis R. Caldwell and Roy A. Guthrie, to serve until the 2026 Annual Meeting and until such director's successor has been elected and qualified, or until such director's earlier death, resignation or removal (the "Director Election Proposal").

⊘ The Board of Directors recommends a vote "**FOR**" this proposal

Additional information can be found on page 6

Proposal 2

Advisory vote to approve our named executive officers' compensation (the "Say on Pay Proposal").

⊘ The Board of Directors recommends a vote "**FOR**" this proposal

Additional information can be found on page 30

Proposal 3

To ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for OneMain Holdings, Inc. for the year ending December 31, 2023 (the "Auditor Ratification Proposal").

⊘ The Board of Directors recommends a vote "**FOR**" this proposal

Additional information can be found on page 57

Proposal 4

To amend the Company's Restated Certificate of Incorporation, as amended (the "Charter"), and Amended and Restated Bylaws, as amended (the "Bylaws") to eliminate the classified structure of the Board of Directors (the "Declassified Board Proposal").

⊘ The Board of Directors recommends a vote "**FOR**" this proposal

Additional information can be found on page 60

Proposal 5

To amend the Company's Bylaws to provide for director nominees to be elected by a majority, rather than a plurality, of votes in uncontested elections (the "Majority Voting Proposal").

⊘ The Board of Directors recommends a vote "**FOR**" this proposal

Additional information can be found on page 62

Stockholders will also attend to such other business as may be properly brought before the meeting or any adjournments or postponements thereof.

Corporate Governance

Proposal 1 – Election of Directors

The terms of the Class I directors, consisting of Phyllis R. Caldwell and Roy A. Guthrie, will expire at the Annual Meeting. Each incumbent Class I director has been nominated by the Board to serve as a continuing director for a new three-year term expiring at the 2026 Annual Meeting of Stockholders and until such director's successor has been elected and qualified, or until such director's earlier death, resignation or removal.

In determining whether to nominate each of the Class I directors for another term, the Board considered the factors discussed below under "Corporate Governance — The Board of Directors — Selection of Director Nominees" and concluded that each possesses the talents, backgrounds, perspectives, attributes and skills that will enable them to continue to provide valuable insights to Company management and play an important role in helping the Company achieve its goals and objectives.

⊘ **The Board recommends a vote "FOR" the election of each of the nominees listed above for director.**

Subject to approval of Proposal 4, we will phase out the classified structure of the Board over a three-year period and, beginning at the Company's 2026 Annual Meeting, each director will be elected to serve a one-year term.

The Board of Directors

	Name and Principal Occupation	Director Since	Committee Memberships
	Douglas H. Shulman Chief Executive Officer and Chairman of OneMain Holdings, Inc.	2018	Executive
	Roy A. Guthrie Retired Executive Vice President and Chief Financial Officer of Discover Financial Services	2012	Audit (Chair) Compensation (Chair) Executive Risk
	Philip L. Bronner Co-founder of Ardent Venture Partners	2021	Audit
	Phyllis R. Caldwell Former U.S. Treasury Chief Homeownership Preservation Officer and Former Bank of America President of Community Development Banking	2021	Compliance NCG
	Toos N. Daruvala Senior Partner Emeritus of McKinsey & Company	2022	Compliance Risk

Name and Principal Occupation	Director Since	Committee Memberships
Valerie Soranno Keating Senior Advisor to Private Equity Firms and Former Chief Executive Officer of Barclaycard	2018	Compliance (Chair) Risk
Aneek S. Mamik Partner and Global Co-Head at Värde Partners, Inc.	2018	Compensation Executive NCG Risk (Chair)
Richard A. Smith Retired Chairman, Chief Executive Officer and President of Realogy Holdings Corp.	2018	Audit Compensation NCG (Chair)

Director Diversity and Tenure



Board Qualifications and Skills

Our directors have significant business experience in key areas of our operations that allow them to effectively fulfill their oversight responsibilities with respect to our management and strategy. Our directors possess a broad range of qualifications, skills and viewpoints that are important to their oversight responsibilities, including financial industry, risk management, accounting and financial reporting, corporate governance and cybersecurity. Our directors also have personal traits such as integrity, character and sound business judgment that are essential to effective corporate governance.

Listed below are the skills and experience that we consider important for our directors in light of our current business and structure. The directors' biographies note each director's relevant experience, qualifications and skills in these key areas.

Accounting and Auditing. Experience overseeing the preparation of financial statements and the design and implementation of internal control over financial reporting or auditing public company financial statements facilitates oversight of public company reporting.

Consumer Finance. Experience with retail banking, consumer lending and finance, consumer loans or credit cards provides knowledge of the risks and opportunities that can impact our business and a detailed understanding of consumers.

Corporate Governance and Responsibility. Experience with corporate governance matters including board and management accountability, assessing or overseeing risk management and a deep understanding of ESG-related practices that align with the interests of investors and other stakeholders ensures proper oversight and protection of stakeholders' interests.

Finance and Capital Markets. Experience with capital and credit markets, financing and funding operations assists our directors in understanding, advising on and overseeing our capital structure, financing, capital allocation and investing activities.

Government, Legal and Regulatory. Public policy and public service experience in government agencies, non-governmental organizations or non-profit associations provides insights that help the Company work constructively with federal, state and local lawmakers and policymakers and experience with understanding legal and regulatory environments and frameworks assists the Board in fulfilling its compliance oversight responsibilities.

Human Capital Management. Experience with managing and developing a workforce, managing compensation, overseeing inclusion and diversity efforts, implementing succession planning and talent management and managing other human capital initiatives helps to align our organization's culture.

Public Company Board Experience. Experience as a director on other public company boards of directors provides valuable perspective and oversight experience.

Risk Management. Experience assessing risk management at a large organization, including risks arising from regulation, cybersecurity and data privacy concerns, provides valuable knowledge and guidance to the Board and enhances its ability to conduct effective oversight of significant risks facing the Company.

Senior Executive Leadership. Experience in a leadership role, including CEO, Chief Financial Officer ("CFO") or as another executive-level manager, provides experience and perspective to advise and oversee the performance of our management team.

Technology and Innovation. Experience with digital, technological and financial technology trends and changes, disruptive innovation and technological investment provides valuable knowledge and guidance to the Board.

Director Skills Matrix

The following matrix identifies the primary skills that the NCG Committee and the Board considered in connection with our director nominees. This high level summary is not intended to be an exhaustive list of each director nominee's contributions to the Board.

	Shulman	Guthrie	Bronner	Caldwell	Daruvala	Keating	Mamik	Smith
Accounting and Auditing	x	x	x			x	x	x
Consumer Finance	x	x	x	x	x	x	x	x
Corporate Governance and Responsibility	x	x		x	x	x		x
Finance and Capital Markets	x	x	x	x	x	x	x	x
Government, Legal and Regulatory	x			x		x		x
Human Capital Management	x			x	x	x		x
Public Company Board Experience		x		x	x	x		x
Risk Management	x	x		x	x	x	x	x
Senior Executive Leadership	x	x	x	x	x	x	x	x
Technology and Innovation	x		x	x	x			x

Director Biographies

The principal occupation, age and certain other information for each director nominee and the continuing directors serving unexpired terms are set forth below.

Class I Directors — Terms expire in 2023

Phyllis R. Caldwell,
age 63



Director Since 2021

Committees
Compliance
NCG

Ms. Caldwell currently serves as a member of the Board of Directors of Ocwen Financial Corp., a non-bank mortgage servicer and originator, where she has served as a director since January 2015 and served as Chair from March 2016 until January 2023. She is founder and managing member of Wroxton Civic Ventures, LLC, which provides advisory services on various financial, housing and economic development matters, a position she has held since January 2012. She currently serves on the board of JBG Smith Properties, a position she has held since March 2021. In addition, she was elected to the board of Oaktree Specialty Lending Corporation, a business development company, effective December 31, 2021. She served on the board of Revolution Acceleration Acquisition Corp, a special purpose acquisition corporation, from December 2020 to July 2021. From October 2018 to October 2021, Mr. Caldwell was a member of the board of MicroVest Holdings, Inc., a privately held registered investment adviser. From January 2014 to September 2018, Ms. Caldwell served as a director of American Capital Senior Floating, Ltd., a business development company.

Previously, Ms. Caldwell was Chief Homeownership Preservation Officer at the U.S. Department of the Treasury, responsible for oversight of the U.S. housing market stabilization, economic recovery and foreclosure prevention initiatives, from November 2009 to December 2011.

In addition, Ms. Caldwell held various leadership roles in commercial real estate finance during her eleven years at Bank of America until her retirement from Bank of America in 2007, serving most recently as President of Community Development Banking.

Qualifications and Skills. Ms. Caldwell's extensive experience in the housing and financial services industries, both in the private sector and as a senior government official, and her experience as a board member of other public companies in the financial services industry led the Board to determine that she is qualified to continue serving as a director and that she should be nominated for re-election to the Board.

Roy A. Guthrie,
age 70



Director Since 2012

Committees

Audit (Chair)
Compensation (Chair)
Executive
Risk

Mr. Guthrie has served as our Lead Independent Director since the 2014 Annual Meeting of Stockholders. He previously served as Executive Vice President and Chief Financial Officer of Discover Financial Services ("Discover"), a direct banking and payment services company, from 2005 through April 2011. He retired from Discover in January 2012. Prior to joining Discover, Mr. Guthrie was President and Chief Executive Officer of CitiFinancial International, LTD, a consumer finance business of Citigroup Inc. ("Citigroup"), from 2000 to 2004. In addition, Mr. Guthrie served on Citigroup's management committee during this period of time. Mr. Guthrie also served as the President and Chief Executive Officer of CitiCapital from 2000 to 2001. Mr. Guthrie served as Chief Financial Officer of Associates First Capital Corporation, a consumer finance lender, from 1996 to 2000, while it was a public company, and served as a member of its board of directors from 1998 to 2000. Prior to that, Mr. Guthrie served in various positions at Associates First Capital Corporation, including Corporate Controller from 1989 to 1996.

In addition, Mr. Guthrie has served as a director and Chairman of the Audit and Risk Committee of Mr. Cooper Group Inc., a residential mortgage loan originator and servicer, and its predecessor, Nationstar Mortgage Holdings, Inc., since February 2012. He has served as a director and Chairman of the Risk Committee of Synchrony Financial, a private label credit card issuer, since July 2014. In addition, he has served as a director of Cascade Acquisition Corp. since its initial public offering in November 2020. He previously served as Chief Executive Officer of Renovate America, Inc. from October 2017 through December 2020.

Qualifications and Skills. Mr. Guthrie's experience as a chief financial officer of two publicly traded companies, his vast experience with and knowledge of the consumer finance industry, his experience and background in finance and accounting, and his experience as a director and executive officer of publicly traded companies led the Board to determine that he is qualified to continue serving as a director and that he should be nominated for re-election to the Board.

Class II Directors — Terms expire in 2024

Philip L. Bronner,
age 52



Director Since 2021

Committees

Audit

Mr. Bronner is the co-founder of Ardent Venture Partners and is an investor in Method Financial and Collective. Before co-founding Ardent Venture Partners, Mr. Bronner was a founder and managing member of Summer League Ventures. Prior to Summer League Ventures, Mr. Bronner was a General Partner with Novak Biddle Venture Partners. Over the course of his career, Mr. Bronner has led 16, and was actively involved in 20, investments, totaling over $100 million. Mr. Bronner was the founder of Quad Learning, a venture-backed startup acquired by Wellspring Higher Education, served as a management consultant at McKinsey & Co. ("McKinsey") and worked as a software engineer at IBM.

Qualifications and Skills. Mr. Bronner's experience as an active investor in financial technology companies and cloud software-based businesses led the Board to determine that he is qualified to continue serving as a director.

Toos N. Daruvala,
age 67



Director Since 2022

Committees

Compliance

Risk

Mr. Daruvala joined McKinsey in 1983, was elected Senior Partner in 1995, and retired from the firm in 2015. At McKinsey, Mr. Daruvala led the Americas Risk Management Practice, the Americas Banking and Securities Practice and the build-out of McKinsey's global Risk Advanced Analytics capability. Over the course of his career, he worked with financial services institutions on a broad range of strategic and operational matters. From 2016 to 2021, he was co-Chief Executive Officer of MIO Partners, an investment company. Mr. Daruvala is now a senior partner emeritus of McKinsey, a corporate director, and an adjunct professor at Columbia Business School.

Mr. Daruvala currently serves on the board of the Royal Bank of Canada and previously served as the Chairman of the Risk Committee. He served on the board of CardConnect Corp., a provider of payment processing and technology services, from mid-2016 to July 2017. He is an adjunct professor and Executive-in-Residence at Columbia Business School.

Qualifications and Skills. Mr. Daruvala's experience in financial services, risk, data and analytics led the Board to determine that he is qualified to continue serving as a director.

Douglas H. Shulman,
age 55



Director Since 2018

Committees

Executive

Mr. Shulman joined the Company as President and CEO in September 2018 and has served as Chairman of the Board since December 2020. He has significant experience managing large, complex organizations at the intersection of financial services, data and technology. He came to the Company from BNY Mellon, a global investments company, where he served as Senior Executive Vice President, Global Head of Client Service Delivery from 2014 to 2018 and was a member of the Executive Committee. Prior to BNY Mellon, he was a Senior Advisor at McKinsey from 2013 to 2014.

From 2008 to 2012, Mr. Shulman served as the Commissioner of the Internal Revenue Service, where he directed a transformation of the agency's technology, drove customer service metrics to historic levels and led important breakthroughs in addressing international tax evasion. Previously, Mr. Shulman was Vice Chairman and, before that, President of Markets, Services and Information at the Financial Industry Regulatory Authority and its predecessor company, the National Association of Securities Dealers, Inc., when it owned the Nasdaq Stock Market and the American Stock Exchange.

Earlier in his career, Mr. Shulman was an entrepreneur, a vice president at a private investment firm and part of the founding team that launched Teach for America, a national non-profit that places teachers in low-income communities.

He graduated from Georgetown University Law Center with a J.D., magna cum laude. He also holds an M.P.A. from the John F. Kennedy School of Government at Harvard University and a B.A. from Williams College. He currently serves on the Board of Trustees for the Carnegie Foundation for the Advancement of Teaching.

Qualifications and Skills. Mr. Shulman's experience in the financial services industry and government and his experience as our Chairman and Chief Executive Officer led the Board to determine that he is qualified to continue serving as a director.

Class III Director Nominees – Terms expire in 2025



Valerie Soranno Keating,
age 59

Director Since 2018

Committees
Compliance (Chair)
Risk

Ms. Keating has been senior advisor to a number of private equity firms in the U.S. and Europe since 2017. From November 2009 through May 2015, she was the Chief Executive Officer of Barclaycard, the global payments division of Barclays PLC ("Barclays"), with $60 billion in assets and over 30 million customers throughout the U.S., Europe and South Africa. Businesses in the Barclaycard portfolio included consumer credit, charge and prepaid cards, digital and in-store sales finance, commercial payments, online personal loans, online deposits, digital merchant offers, wearable payment devices and merchant acquisition.

Before joining Barclays, Ms. Keating held a variety of executive positions at American Express Company from May 1993 through May 2009, including President, Travelers Cheques & Prepaid Services; Executive Vice President, Global Commercial Services; Executive Vice President, Global Merchant Services, Emerging Global Businesses & Network Expansion; and Vice President, Corporate Strategic Planning. Prior to that, she was a management consultant at Kearney, Inc. from September 1985 through July 1991 and at the Amherst Group Limited from July 1991 through May 1993. Ms. Keating has served on the board of CPI Card Group Inc. (where she is also Chair of the Nominating and Corporate Governance Committee and a member of the Audit Committee) since May 2018 and Finserv Acquisition Corp. II (where she is also a member of the Audit Committee) since February 2021.

Qualifications and Skills. Ms. Keating's success as the Chief Executive Officer of Barclaycard, as well as her many years of experience in and knowledge of the consumer finance industry, led the Board to determine that she is qualified to continue serving as a director.



Aneek S. Mamik,
age 44

Director Since 2018

Committees
Risk (Chair)
Compensation
Executive

NCG

Mr. Mamik is a partner and Global Co-Head of Värde Partners, Inc. ("Värde"). He oversees credit and equity investments in consumer finance, commercial finance, as well as other sectors of specialty lending. Mr. Mamik is a member of the firm's investment committee. Based in New York, he joined Värde in 2016, initially as Head of Financial Services for North America.

Prior to joining Värde, Mr. Mamik spent 15 years at General Electric, where he most recently led mergers and acquisitions for GE Capital Headquarters ("GE Capital"). He led the initial public offering and subsequent $20 billion stock split off of Synchrony Financial. Mr. Mamik pursued acquisitions globally as part of GE Capital's expansion and led some of the largest transactions in specialty finance. While at GE Capital, Mr. Mamik also had senior executive experience in capital allocation, strategy and finance across consumer and commercial lending. Mr. Mamik has board experience at several financial services businesses including Australia Stock Exchange listed Latitude Financial Services.

Qualifications and Skills. Mr. Mamik's extensive experience in the consumer finance industry, private equity experience, and familiarity with the Company led the Board to determine that he is qualified to continue serving as a director.

Richard A. Smith,
age 69



Director Since 2018
Committees
NCG (Chair)
Audit
Compensation

Mr. Smith is the retired Chairman, Chief Executive Officer and President of Realogy Holdings Corp. ("Realogy"), which at the time of his retirement was a global leader in residential real estate franchising with company-owned real estate brokerage operations, as well as relocation, title and settlement services. Prior to his retirement in December 2017, Mr. Smith led Realogy's business operations for 21 years. Under Mr. Smith's leadership, Realogy was recognized as one of the World's Most Ethical Companies by Ethisphere Institute for seven consecutive years.

Mr. Smith is a former member of the Business Roundtable, an association of chief executive officers of leading U.S. companies, a former commissioner on the Bipartisan Policy Center's Housing Commission, and previously served on the Executive Committee of the Policy Advisory Board for Harvard University's Joint Center for Housing Studies.

Mr. Smith served as a director and member of the Audit, Nominating and Compensation Committees of TZP Strategies Acquisition Corp., a special purpose acquisition company, from January 2021 until January 2023. In addition, Mr. Smith was a member of the board of directors of Total Systems Services, Inc., a NYSE-listed company headquartered in Columbus, Georgia, prior to its 2019 merger with Global Payments Network, a NYSE-listed company headquartered in Atlanta, Georgia.

Qualifications and Skills. Mr. Smith's experience and success as a chief executive officer of a public company led the Board to determine that he is qualified to continue serving as a director.

Director Independence

The Board has affirmatively determined that Philip L. Bronner, Phyllis R. Caldwell, Toos N. Daruvala, Roy A. Guthrie, Aneek S. Mamik and Richard A. Smith qualify as independent under Section 303A.02 of the New York Stock Exchange ("NYSE") corporate governance listing standards. In making its independence determinations, the Board considers the specific tests for independence included in the NYSE listing standards. The Board considers whether directors have a material relationship with the Company that would interfere with the exercise of independent judgment in carrying out the responsibilities of directors. When assessing materiality, the Board considers all relevant facts and circumstances, including transactions between the Company and the director, family members of directors and organizations with which the director is affiliated. The Board further considers the frequency of and dollar amounts associated with these transactions and whether the transactions were in the ordinary course of business and were consummated on terms and conditions similar to those with unrelated parties. The Board has determined that Valerie Soranno Keating does not qualify as an independent director under Section 303A.02 of the NYSE corporate governance listing standards due to compensation she received in November 2020 in recognition of services provided in helping the Company develop credit card offerings. Such disqualification lasts for a period of three years ending November 2023.

In affirmatively determining the independence of any director who will serve on the Compensation Committee, the Board also specifically considers factors relevant to determining whether a director has a relationship to the Company that is material to that director's ability to be independent from management in making judgments about the Company's executive compensation, including sources of the director's compensation and relationships of the director to the Company or senior management.

Selection of Director Nominees

Although the Board retains ultimate responsibility for nominating members for election to the Board, the NCG Committee of the Board conducts the initial screening and evaluates individual directors at least annually. We regularly assess the composition of our Board and consider the results as part of our assessment process and nomination process. As provided in our Corporate Governance Guidelines, director nominees, including those directors eligible to stand for re-election, are selected based on, among other things, the following factors:

- whether the nominee has demonstrated, by significant accomplishment in his or her field, an ability to make meaningful contributions to the Board's oversight of the business and affairs of the Company;
- the nominee's reputation for honesty and ethical conduct in his or her personal and professional activities;
- the nominee's experiences, skills and expertise;
- diversity considerations;
- the nominee's business judgment;
- the nominee's impact on the composition of the Board;
- requirements of applicable laws and NYSE listing standards;
- the nominee's time availability and dedication; and
- the nominee's potential conflicts of interest.

The NCG Committee recommends the nomination of directors who represent different qualities and attributes and a mix of professional and personal backgrounds and experiences that will enhance the quality of the Board's deliberations and oversight of our business and strategy. Diversity is one of the factors that the NCG Committee considers in identifying director nominees, including diversity of thought, educational and professional background, gender, race, age, sexual orientation and ethnic or national background.

We are committed to regular Board refreshment. Since the 2021 Annual Meeting of Stockholders, three directors have departed and three new independent directors have been appointed to the Board. We provide new directors with a director orientation program to familiarize such directors with, among other things, our business, strategic plans, significant financial, accounting and risk management issues, compliance programs, conflicts policies, Code of Business Conduct and Ethics, Corporate Governance Guidelines, executive officers, internal auditors and independent auditors.

In conducting the screening and evaluation of potential director nominees, the NCG Committee considers candidates recommended by directors and the Company's management, as well as recommendations from Company stockholders. Our Bylaws include procedures for stockholders to nominate candidates to serve on the Board for election at any Annual Meeting or at any special meeting called for the purpose of electing directors. As a result, the NCG Committee has not implemented a separate policy with regard to such procedures since stockholders may submit recommendations for director candidates by following the procedures set forth in the Bylaws.

It is the general policy of the Company, as set forth in the Company's Corporate Governance Guidelines, that no director having attained the age of 75 years will stand for re-election. In connection with each director nomination recommendation, the NCG Committee also considers the tenure of the director nominee.

Stockholder Nominations

The Bylaws require a stockholder who desires to nominate a candidate for election to the Board at an annual meeting of stockholders to timely submit certain information to Corporate Secretary, Attn: Legal Department, OneMain Holdings, Inc., 601 NW Second Street, Evansville, Indiana 47708. This information includes, among other things:

- the stockholder's name and address, and the class, series and number of shares that he or she beneficially owns;
- a representation that the stockholder intends to appear in person or by proxy at the Annual Meeting;
- the name, address and certain other information regarding the stockholder's nominee for director;
- a description of any arrangement or understanding between the stockholder and the director nominee or any other person (naming such person(s)) in connection with the making of such nomination to the Board;
- a representation that the stockholder will solicit proxies in accordance with the SEC's universal proxy rule, Rule 14a-19 under the Exchange Act, and confirmation prior to the Annual Meeting that the requirements of Rule 14a-19 have been met; and
- a completed questionnaire with respect to the prospective nominee's background and the background of any other person on whose behalf the nomination is being made, and certain written representations and agreements from such persons concerning their independence and compliance with applicable laws.

To be timely, a stockholder must submit the information required by the Bylaws not less than 90 days nor more than 120 days in advance of the anniversary date of the immediately preceding Annual Meeting of stockholders. The Bylaws include special notice provisions if no annual meeting was held in the previous year or if the Annual Meeting is called for a date that is not within 30 days before or after the anniversary date of the preceding Annual Meeting.

Board Responsibilities

Overview

Our business is managed by our team members under the direction and oversight of the Board. Among other responsibilities discussed below, the Board reviews, monitors and, where appropriate, approves fundamental financial and business strategies and major corporate actions. The Board is elected by stockholders to provide advice and counsel to and oversee management to ensure that the interests of our stockholders and other corporate constituents are being served with a view toward maximizing our long-term value.

Directors exercise their oversight responsibilities through discussions with management, review of materials management provides to them, visits to our offices and facilities, and their participation in Board and committee meetings.

Risk Oversight

While management is responsible for day-to-day risk management of the Company's operations, the Board is responsible for overseeing enterprise-wide risks. The Board uses its standing committees (discussed below) to monitor and address risk management within the scope of each committee's expertise or charter.

Committee Roles in Risk Oversight	
Audit Committee	**Risk Committee**
• Oversees the financial statements, accounting and auditing functions and related risk • Responsible for engagement, compensation and oversight of our independent registered public accounting firm	• Oversees the development and implementation of systems and processes to identify, manage and mitigate reasonably foreseeable material risks to the Company • Assists the Board and its committees in fulfilling their responsibilities for risk management, including cybersecurity and data privacy risks
Compliance Committee	**Compensation Committee**
• Oversees legal and regulatory compliance matters • Monitors regulatory risks and ensures that there are appropriate policies, procedures and controls to address them	• Oversees the Company's compensation programs, including goals, objectives, performance and compensation for our CEO and other executive officers • Oversees compensation disclosure in this proxy statement
NCG Committee	
• Oversees director qualifications, Board structure and our director nomination process • Oversees corporate governance matters, including our policies and practices relating to corporate responsibility, including ESG matters	

In addition to getting information from its committees, the Board also receives updates directly from members of management.

Environmental, Social and Governance Responsibility

Our approach to ESG is a natural extension of our reputation as a responsible lender with a track record of superb customer service. Our core mission is to improve the financial well-being of non-prime customers and to provide access to opportunity and progress. Our actions over the last year continue to support this mission, building on our 110-year trajectory of doing the right thing. Whether we are supporting team members, meeting customers where they are, strengthening communities, limiting our environmental impact or maintaining sound governance practices, we are unwavering in our mission. We identify where we can have the most impact and make sure each team member is equipped to inspire and influence others to live and work responsibly.

The Board oversees sustainability and ESG matters, including our approach to key ESG-related risks. The NCG Committee oversees and reviews with the Board the Company's policies, practices and disclosures relating to ESG matters. The NCG Committee is responsible for discussing with management the Company's progress and reporting on ESG-related matters and our communication with investors and other stakeholders regarding these matters. This oversight responsibility is formalized in the NCG Committee charter.

We formed an ESG Executive Council in 2021 with the support of our CEO, which provides regular and direct reports to the NCG Committee on ESG-related topics, in addition to helping to coordinate internal resources. The ESG Executive Council is composed of five diverse senior executives and meets at least quarterly and receives at least monthly updates on ESG from our Managing Director of Impact.

In 2022, we issued our third ESG Report, which updates stakeholders on our progress on ESG initiatives. This ESG Report is available on our website in the "About Us" section. We plan to publish our 2022 ESG Report this summer. See "Proxy Summary — Corporate Social Responsibility" for highlights of our ESG program and initiatives.

Human Capital Management

Acting with integrity, transparency and respect are at the heart of our success, and these ethical values inform our interactions with customers and with each other. In recognition of our values-centric workplace, we were named one of America's 100 Most Loved Workplaces in 2022 by Newsweek.

OneMain's commitment to being a great place to work starts with recruiting, developing and supporting our more than 9,000 team members who reflect and celebrate the customers we serve. In 2022, we announced new leadership development programs for women and people of color as well as a group mentoring program. We also enhanced our diverse recruitment and hiring practices, as well as companywide training. Our 2021 U.S. Equal Employment Opportunity ("EEO-1") Report is available on our investor relations website, and the 2022 EEO-1 Report will be posted when it becomes available. We believe making this information publicly available demonstrates our commitment to transparency and accountability.

A diverse talent pool and inclusive work environment makes us stronger and helps us fulfill our mission to improve the financial well-being of hardworking Americans. We require diverse candidates (women or minorities) to be considered for all leadership roles and have established partnerships with external organizations to help recruit a diverse workforce. We require all managers to participate in training on Inclusive Leadership and Allyship and all team members receive unconscious-bias training.

This commitment to diversity extends to the Board. The Compensation Committee oversees and regularly engages with our senior management on a broad range of human capital management topics, including diversity and inclusion, employee engagement feedback, talent management, compensation and benefits.

Our Diversity Council, led by our Chief Human Resources Officer and 12 other team members representing a wide range of roles and geographies, meets monthly and provides thought leadership, champions our culture of inclusion and supports diversity initiatives across the organization. To inform these efforts, the Diversity Council receives regular updates on diversity trends across the Company. In 2022, the Diversity Council worked to both further embed our diversity and inclusion initiatives into our community and provide additional oversight of these initiatives, including elevating our Day of Inclusion series, supporting diverse leadership development programs and taking steps to foster our inclusive community.

Our culture is driven by a dynamic team committed to our mission and values. All managers are accountable for attracting and retaining high-quality, diverse talent and creating a respectful, inclusive work environment as part of their goals and leadership attributes, and all managers have a diversity and inclusion goal included in their annual review. Each year, team members have the opportunity to provide candid feedback about their level of connection to the Company (engagement) and whether they have the tools and resources to succeed (enablement) in our Employee Engagement Survey. In 2022, we focused on ensuring team members had sufficient time to pursue training opportunities, removing barriers that inhibit performance and evaluating performance based on measurable criteria. Eighty-eight percent of team members participated in our 2022 Employee Engagement Survey. This feedback was shared with our Board and management.

In 2022, we reinforced our commitment to being a great place to work by supporting the overall health and wellness of our team members. We offered greater flexibility with a hybrid work environment in our centralized sites, offered new benefits to support gender transition, travel benefits for access to care and Applied Behavior Analysis for autism care. We also expanded access to 24/7 virtual health solutions, a suite of mental health support services, and increased caregiving support for backup childcare and elder care.

Our comprehensive total awards package includes, among other benefits: competitive pay, healthcare and retirement benefits, eligibility to participate in our employee stock purchase plan, paid time off and holidays, parental leave, disability benefits, military leave, childcare and eldercare assistance, wellness programs, paid development and volunteer time off. We support a pay-for-performance culture to reward outstanding performance and encourage career development and provide an annual Total Rewards Statement, giving team members a transparent accounting of the full value of their paid compensation and benefits.

Cybersecurity Oversight

Cybersecurity and data protection are critically important for the Company to maintain the trust of our customers, team members and stakeholders. Risks, regulations, legislative activity and litigation in these areas continue to increase worldwide.

The Company, overseen by the Board and its Risk Committee, regularly reviews and as appropriate adapts its cybersecurity program to an evolving landscape of emerging threats, evaluates effectiveness of key security controls and assesses cybersecurity best practices. The Company's cybersecurity program provides a framework for compliance with applicable cybersecurity and data protection laws. The Company's cybersecurity program is designed to ensure the security and confidentiality of customer information, protect against known or evolving threats to the security or integrity of customer records and personal information and protect against unauthorized access to or use of such information. We work with our regulators to ensure that these policies are adequate to appropriately safeguard personal information.

In July 2022, we hired a new Chief Information Security Officer ("CISO"). The CISO has regular and direct communication with the Board — providing a cybersecurity report to the Risk Committee on a quarterly basis, as well as a written cybersecurity report and briefing to the full Board on an annual basis — to inform directors of the state of the Company's cybersecurity program. These reports cover, but are not limited to, the Company's cybersecurity posture, overall status of the Company's compliance with the cybersecurity program, threat environment, material cybersecurity risks and events, cybersecurity program improvements and effectiveness, and other material matters related to the cybersecurity program.

The following are highlights of the Company's cybersecurity program:

- the Company did not experience a material cybersecurity incident or significant data breach in 2022;
- the Company allocated additional people and technology resources to address increased cybersecurity threats from the expansion of our digital presence and product offerings, suppliers and vendors and internal threats due to intentional or unintentional human risk;
- the Company hired a new CISO with responsibility for governance over our cybersecurity program and engaged third-party subject matter expertise to mature our cybersecurity capabilities;
- employees are required to abide by our cybersecurity and data protection policies;
- employees are required to participate in formal cybersecurity training and targeted education and training; and
- we maintain a corporate cyber risk insurance policy as part of our enterprise risk management program, which is reviewed no less often than annually

The Company's 2023 cybersecurity strategy is focused on improving our readiness to identify, detect and respond to cybersecurity threats (such as ransomware and phishing attacks) by maturing our cybersecurity resilience capabilities, incident response processes, vendor and supplier oversight and continuing to reduce human risk.

Management Succession Planning

Our Board considers the selection, retention and succession planning for our management team to be one of its most important functions. Succession planning is discussed at regularly scheduled meetings, including in executive sessions of the Board. Our NCG Committee has primary responsibility for executive succession planning, including policies and guidelines regarding succession in the event of an emergency or the retirement of our CEO, which it then presents and makes recommendations to the full Board. Our Board discusses management succession with our CEO, including evaluation of potential internal candidates for succession and focus on particular individuals, as appropriate.

Stockholder Engagement

The Board values engagement and discussions with stockholders as part of our commitment to advancing our governance practices. In consideration of our evolving stockholder base, the Board undertook a comprehensive analysis of the Company's Board, governance, executive compensation and corporate social responsibility practices and disclosures. Since our 2022 Annual Meeting of Stockholders, we expanded our stockholder outreach and engagement, reaching out to our top stockholders representing approximately 49% of shares outstanding and meeting with all stockholders who accepted our invitation, representing 39% of shares outstanding. Our Lead Independent Director participated in these meetings upon request. This engagement helps us to understand stockholder priorities and perspectives, and the feedback from this dialogue is shared with our NCG Committee and reported to the full Board.

See "Proxy Summary — Stockholder Engagement" above for more information about the topics of discussions and responsive actions taken.



SPRING
Conduct investor meetings in advance of the annual stockholder meeting to solicit perspectives on proxy matters

Conduct annual stockholder meeting

SUMMER
Review annual stockholder meeting results and determine next steps

Identify focus areas for post-annual meeting stockholder engagement

YEAR-ROUND STOCKHOLDER ENGAGEMENT

WINTER – SPRING
Review stockholder feedback to help inform Company and Board decision-making and incorporate changes, as needed

Prepare Annual Report and proxy statement for distribution

FALL
Meet with stockholders to identify concerns and understand focus areas

Share feedback with the Board for discussion and consideration

Board Structure

Board Leadership Structure

Our Board retains flexibility to choose the leadership structure that it believes is most appropriate based on the circumstances at any given time. Our Board regularly reviews its leadership structure and has determined that combining the roles of Chair and CEO and appointing a Lead Independent Director with clearly defined responsibilities is the most effective leadership structure for the Board at this time. In particular, the Board concluded that this structure allows for effective Board oversight while also ensuring that the Board and management benefit from Mr. Shulman's in-depth knowledge of our Company and the financial services industry.

Our Lead Independent Director is elected annually by the independent directors and provides robust independent Board leadership. The Lead Independent Director's responsibilities include presiding over executive sessions of the independent directors and serving as an informal liaison between the independent directors and the Chairman and CEO. We formalized additional responsibilities in 2022 and 2023, which are set forth in the Company's Corporate Governance Guidelines, including that the Lead Independent Director:

- consult with the Chairman and CEO regarding the content, information and schedules of meetings of the Board;

- foster an environment of open dialogue and constructive feedback among the independent directors;

- provide feedback to the Chairman and CEO regarding executive sessions of the independent directors;

- facilitate the effective functioning of key committees;

- ensure the Board has the ability to provide input on long-term strategy;

- participate in succession planning for senior management;

- provide guidance on director succession and development; and

- engage with stockholders as necessary and appropriate.

Mr. Guthrie was elected by the independent directors to serve as our Lead Independent Director, which was referred to as presiding non-management director prior to 2022. Mr. Guthrie's duties as Lead Independent Director have increased since 2021, including helping to facilitate smooth onboarding of new directors in connection with the significant Board and Committee refreshment that occurred following the transition of our former primary private equity owner out of our stock in 2021, the comprehensive review of our governance, compensation and corporate social responsibility practices and disclosures, and in our outreach to a more widely held investor base. Mr. Guthrie has consistently demonstrated thoughtful leadership, decision making, performance and oversight as Lead Independent Director. The Company's non-executive directors met in executive session without management four times in 2022.

Committees of the Board

The Board has five principal standing committees: the Audit, NCG, Compensation, Compliance and Risk Committees, as well as an Executive Committee. The Audit Committee, the NCG Committee and the Compensation Committee consist entirely of non-employee directors, and the Board has determined that each member of these committees is "independent" within the meaning of the NYSE listing standards. Members of the Compliance and Risk Committees are not required to be independent directors. Each of the Board's five principal standing committees operates pursuant to a written charter, and each such charter is available on our investor relations website at http://investor.onemainfinancial.com and is also available to stockholders upon written request, addressed to: Corporate Secretary, Attn: Legal Department, OneMain Holdings, Inc., 601 NW Second Street, Evansville, Indiana 47708.

Audit Committee

Members

- Roy A. Guthrie (Chair)
- Philip L. Bronner
- Richard A. Smith

The Board has determined that: (i) each member of the Audit Committee is "independent"; (ii) each member of the Audit Committee is "financially literate"; and (iii) Mr. Guthrie is an "audit committee financial expert," as such terms are defined under the Exchange Act or the NYSE listing standards, as applicable.

The Audit Committee met nine times in 2022.

Responsibilities and Purposes

- Assisting the Board in its oversight of:
  - the integrity of the Company's financial statements;
  - the Company's compliance with legal and regulatory requirements;
  - the annual independent audit of the Company's financial statements, the engagement of the independent registered public accounting firm and the evaluation of the independent registered public accounting firm's qualifications, independence and performance; and
  - the performance of the Company's financial reporting process and internal audit function and whether to recommend to stockholders the appointment, retention or termination of the Company's independent registered public accounting firm;
- Reviewing, approving or ratifying related party transactions and other matters that may pose conflicts of interest;
- Pre-approving all audit, audit-related and other services, if any, to be provided by the independent registered public accounting firm; and
- Participating in the certification process relating to the filing of certain periodic reports pursuant to the Exchange Act and preparing the Report of the Audit Committee required under the proxy rules of the SEC to be included in the proxy statement for each annual meeting of stockholders.

Compensation Committee

Members

- Roy A. Guthrie (Chair)
- Aneek S. Mamik
- Richard A. Smith

The Board has determined that each member of the Compensation Committee is "independent" within the meaning of the NYSE listing standards. The "independent" directors who are appointed to the Compensation Committee are also "non-employee" directors, as defined in Rule 16b-3(b)(3) under the Exchange Act.

The Compensation Committee met eight times in 2022.

Responsibilities and Purposes

- Overseeing the Company's compensation and employee benefit plans and practices, including its executive compensation plans and its material incentive-compensation and equity-based plans;
- Evaluating annually the appropriate level of compensation for Board and committee service by non-employee directors;
- Evaluating the performance of the Chairman and CEO and other executive officers;
- Reviewing and discussing with management the Company's Compensation Discussion and Analysis to be included in the Company's annual proxy statement filed with the SEC;
- Retaining and terminating compensation consultants as the Compensation Committee deems appropriate and approving the terms of any such engagement; and
- Preparing the Report of the Compensation Committee as required by the rules of the SEC.

Additional information regarding the Compensation Committee's processes and procedures for consideration of director compensation and executive compensation are set forth below under "Director Compensation — Non-Employee Director Compensation" and "Executive Compensation — Compensation Discussion and Analysis," respectively.

Compliance Committee

Members

- Valerie Soranno Keating (Chair)
- Phyllis R. Caldwell
- Toos N. Daruvala

The Compliance Committee met five times in 2022.

Responsibilities and Purposes

- Overseeing the Company's systems to comply with laws and regulations and related programs, policies and procedures, other than matters of financial reporting compliance, which are the responsibility of the Audit Committee; and
- Assisting the Board in its oversight function with respect to:
  - ensuring that the Company has an effective compliance program;
  - monitoring regulatory risks and ensuring that there are appropriate policies, procedures and controls to address them;
  - the Company's relationships with regulators; and
  - identifying changes to laws, regulations and best practices that may require changes to compliance programs or business practices.

Executive Committee

Members

- Douglas H. Shulman
- Aneek S. Mamik
- Roy A. Guthrie

The Executive Committee met once in 2022.

Responsibilities and Purposes

- Serving as an administrative committee of the Board to act upon and facilitate the consideration by senior management and the Board of certain high-level business and strategic matters.

Nominating and Corporate Governance Committee

Members

- Richard A. Smith (Chair)
- Phyllis R. Caldwell
- Aneek S. Mamik

The NCG Committee met six times in 2022.

Responsibilities and Purposes

- Identifying and recommending to the Board individuals qualified to serve as directors of the Company and on committees of the Board;
- Advising the Board as to the Board's composition, procedures and committees;
- Developing and recommending to the Board a set of corporate governance guidelines and maintaining and updating such guidelines, as appropriate;
- Overseeing the annual self-evaluation of the Board and its committees; and
- Reviewing with the Board the Company's ESG policies and practices and discussing with management reports on the Company's progress and reporting on ESG-related matters and communications with investors and other stakeholders regarding these matters.

See "Corporate Governance — The Board of Directors — Selection of Director Nominees" above for more information about the process for identifying and evaluating nominees for director.

Risk Committee

Members

- Aneek S. Mamik (Chair)
- Toos N. Daruvala
- Roy A. Guthrie
- Valerie Soranno Keating

Responsibilities and Purposes

- Overseeing the Company's material risks, by:
  - overseeing the development and implementation of systems and processes designed to identify, manage and mitigate reasonably foreseeable material risks to the Company;

Risk Committee

Members	Responsibilities and Purposes
The Risk Committee met eight times in 2022.	- assisting the Board and the other Board committees in fulfilling their oversight responsibilities for the risk management functions of the Company; and - overseeing the development and implementation of appropriate enterprise-wide strategies and policies to identify, monitor, manage, control, timely report and mitigate material risks, including financial and non-financial, on and off-balance sheet, credit, cybersecurity, information security and data privacy risk, and current and contingent exposures.

Compensation Committee Interlocks and Insider Participation

The current members of the Compensation Committee are the individuals named as signatories to the Compensation Committee Report set forth under "Executive Compensation — Compensation Discussion and Analysis — How We Make Compensation Decisions — Compensation Committee Report." None of our executive officers currently serves as a member of the board of directors or as a member of a compensation committee of any other company that has an executive officer serving as a member of the Board or the Compensation Committee. None of the individuals who served on the Compensation Committee during 2022 and none of the current members of the Compensation Committee are current or former officers or employees of the Company. Additionally, none of the individuals who currently serve as members of the Compensation Committee or who served as members of the Compensation Committee during 2022 has had any relationship requiring disclosure by the Company under Item 404 of Regulation S-K.

Board and Governance Practices

Board, Committee and Annual Meeting Attendance

The Board held 11 meetings during 2022. Each director attended at least 75% of Board and committee meetings held during the period he or she served. Directors are invited and encouraged, but are not required, to attend the Annual Meeting. Messrs. Shulman and Guthrie attended the Company's 2022 Annual Meeting of Stockholders.

Board Evaluations

Our NCG Committee oversees an annual self-evaluation of the Board's and each committee's performance using tailored questions based on the responsibilities set forth in our Corporate Governance Guidelines and the committee charters. Questions include areas in which the directors and management believe the Board can strengthen its contributions to the Company. The quality of communication, access to management, deliberation and decision making, oversight for strategy and risk, and responsiveness to emerging issues are some of the topics considered.

The self-evaluation outcomes are discussed by the Board and committees, and the committee Chairs discuss the results of their respective evaluations with the Board. The outcomes are used to assess the characteristics and skills required of current and prospective Board candidates, make recommendations to the Board regarding committee assignments, and strengthen Board effectiveness and governance.

Governing Documents

The Corporate Governance Guidelines set forth the Company's primary principles and policies regarding corporate governance. The Board reviews the Corporate Governance Guidelines from time to time as deemed appropriate by the Board. The Corporate Governance Guidelines are supplemented by our Code of Business Conduct and Ethics and the Code of Ethics for Principal and Senior Financial Officers, as well as by policies and procedures addressing specific topics and practices.

You can find the following documents relating to our governance framework under the heading "Corporate Governance" on our investor relations website, http://investor.onemainfinancial.com:

- Corporate Governance Guidelines
- Audit Committee Charter
- Compensation Committee Charter
- NCG Committee Charter
- Compliance Committee Charter
- Risk Committee Charter
- Code of Business Conduct and Ethics
- Code of Ethics for Principal and Senior Financial Officers
- Human Rights Policy

You also may obtain a free copy of any of these documents by sending a written request to our Corporate Secretary, Attn: Legal Department, at OneMain Holdings, Inc., 601 NW Second Street, Evansville, Indiana 47708.

Code of Business Conduct and Ethics

The Board adopted a Code of Business Conduct and Ethics to help ensure that the Company abides by applicable laws and corporate governance standards. This code applies to all directors, employees and officers, including our CEO, CFO and Principal Accounting Officer. The Board has also adopted the Code of Ethics for Principal and Senior Financial Officers, which applies to our CEO, CFO, and Principal Accounting Officer and requires that such officers, among other things, create a culture of high ethical standards and commitment to compliance and make full, fair, accurate, timely and understandable disclosures in accordance with applicable laws and regulations. The Code of Business Conduct and Ethics and the Code of Ethics for Principal and Senior Financial Officers are available on our website as outlined above. We intend to disclose any material amendments to or waivers of our Code of Business Conduct and Ethics and Code of Ethics for Principal and Senior Financial Officers requiring disclosure under applicable SEC or NYSE rules on our website within four business days of the date of any such amendment or waiver in lieu of filing a Current Report on Form 8-K pursuant to Item 5.05 thereof.

Complaints and concerns relating to the Company's accounting, financial reporting, internal accounting controls or auditing matters should be communicated to the Audit Committee of the Board. Any such communications may be made on an anonymous basis.

All complaints and concerns will be reviewed under the direction of the Audit Committee and overseen by the General Counsel and other appropriate persons as determined by the Audit Committee. The General Counsel also prepares a periodic summary report of all such communications for the Audit Committee.

Certain Relationships and Related Party Transactions

Certain Related Parties

In June 2018, affiliates of Apollo Global Management ("Apollo") and Värde, through an acquisition entity (collectively, the "Consortium"), purchased approximately 40.5% of the Company's then-outstanding common stock that had been owned by affiliates of Fortress Investment Group (the "Consortium Acquisition"). As a result, the Consortium became our largest stockholder with significant influence over all matters requiring a stockholder vote, and received rights to designate directors to the Board based on the Consortium's share ownership, as well as customary indemnification rights and registration rights, under an amended and restated stockholders agreement (the "Stockholders Agreement"). As of our 2021 Annual Meeting of Stockholders, the Consortium had the right to designate six directors under the Stockholders Agreement.

Following a series of secondary public offerings and related transfers in 2021, Apollo and its affiliates exited the Consortium. Värde and its affiliates retained a portion of the Consortium's shares and has reported that it beneficially owns approximately 6.86% of our common stock.

As long as the Consortium owns shares representing between five and 10% of our voting power, it will have the right to designate to the Board the number of directors required to maintain its proportional representation on the Board, which currently is one director. Mr. Mamik (who is a partner of Värde) is currently the sole director designated for service on our Board by the Consortium under the terms of the Stockholders Agreement.

Related Party Transactions Policy and Procedures

We maintain a written policy (the "Related Party Transactions Policy") that establishes procedures for identifying, reviewing, considering and approving transactions between the Company or any of its subsidiaries and any of our officers, directors, nominees for director or beneficial holders of more than 5% of any class of our voting securities or an immediate family member of any of the foregoing. The Related Party Transactions Policy provides that, unless a transaction is subject to an agreement providing that Board approval is required, the Audit Committee is responsible for reviewing and approving in advance (or ratifying, if applicable) any related party transactions. The chair of the Audit Committee has delegated authority to act between Audit Committee meetings, and no member of the Audit Committee or Board will participate in any review, consideration or approval of any proposed transaction if such member or any of their immediate family members is the party involved with the proposed transaction. In determining whether to approve or ratify a related party transaction, the Audit Committee or the chair, as applicable, will consider the relevant facts and circumstances, which may include, among other factors they deem appropriate, the proposed transaction's benefits to the Company, the impact on a director's independence, if applicable, the availability of other sources for comparable products or services, the terms of the proposed transaction and the terms available to unrelated third parties or to team members generally. The Related Party Transactions Policy further provides that certain related party transactions are deemed pre-approved or ratified and will not require specific approval, such as employment arrangements with the Company subject to certain disclosure and other conditions, charitable contributions that fall below enumerated thresholds, and transactions where rates or charges involved are determined by competitive bids.

Transactions with Affiliates

Margin Loan Agreements. In December 2019, the Consortium informed us that it had undertaken to pledge all of its shares of our common stock pursuant to margin loan agreements and related documentation on a non-recourse basis. In October 2021, Apollo repaid its margin loan in full and sold all of its shares of our common stock, after which it ceased being a member of the Consortium.

In August 2021, Värde informed us that it was updating its margin loan arrangements with certain lenders and entering into an amendment to the Consortium's margin loan agreement and we entered into a related amendment to our issuer agreement. In November 2022, Värde informed us that it was assigning its margin loan arrangement to an affiliate of an existing lender thereunder and we entered into a related amendment to our issuer agreement. As of February 15, 2023, we believe the only shares that continue to be pledged are beneficially owned by Värde and its affiliates, representing an approximate 86% reduction of the shares that were initially pledged in 2019.

Except for the foregoing, which was approved by a special committee of the Board comprised of independent and disinterested directors, we are not a party to the margin loan agreements and related documentation and do not have obligations thereunder.

Whole Loan Sale. In August 2021, we entered into a committed two-year whole loan sale forward flow agreement with entities affiliated with Värde, under which we agreed to sell $20 million of gross unsecured personal loan receivables per month. Prior to entering into the agreement, a special committee of the Board comprised of independent and disinterested directors reviewed and approved the addition of Värde to the existing group of purchasers within the whole loan sale program, on materially similar terms and conditions as the other purchasers in the program. Under our whole loan sale program, we agreed to sell, across all purchasers, a combined total of $180 million gross receivables per quarter of newly originated unsecured personal loans, along with any associated accrued interest. We continue to service the personal loans sold and are entitled to a servicing fee and other fees commensurate with the services performed from each purchaser.

Director Compensation

Non-Employee Director Compensation

We pay compensation to certain of our non-employee directors for their service as members of the Board and its committees. In 2022, our directors received compensation as set forth in the chart below.

Director Compensation Program	($)
Annual Cash Retainer	75,000
RSU Grant	140,000
Lead Independent Director Retainer	40,000
Chair Retainer for Audit Committee Chair	30,000
Chair Retainer for Compensation Committee, Compliance Committee and Risk Committee Chairs	25,000
Chair Retainer for NCG Committee Chair	20,000
Retainer for Audit Committee Member	15,000
Retainer for Compensation Committee, Compliance Committee, NCG Committee and Risk Committee Member	10,000

Fees to non-employee directors may be paid in cash or, in lieu of cash, by issuances of Company common stock. We make annual grants of RSUs during the first quarter of each calendar year that vest on the first business day of the year following the grant date, subject to the director's continued service through the vesting date. RSUs are credited with dividend equivalents equal to the per share cash dividends paid on our common stock, multiplied by the total number of RSUs subject to the award that are outstanding on the record date for such dividend. The crediting of dividend equivalents is meant to treat the RSU award holders consistently with stockholders. Cash retainers for annual Board, Lead Independent Director, committee chair and committee member service are paid in quarterly installments.

Stock grants are reviewed and approved annually. In general, non-employee directors' cash and equity-based awards under the OneMain Holdings, Inc. Amended 2013 Omnibus Incentive Plan ("Omnibus Incentive Plan") are capped at $500,000 during any calendar year. In 2020, we amended the Omnibus Incentive Plan to authorize the Board, at its discretion, to provide certain non-employee directors with a retainer or other fee, grant or payment for service on a special purpose committee or for any other special service.

The Compensation Committee believes that these restrictions represent meaningful limits on the compensation payable to our non-employee directors. All members of the Board are also reimbursed for reasonable costs and expenses incurred in attending Board or committee meetings or other Company business.

The Compensation Committee periodically undertakes a review of non-employee director compensation. The most recent review was completed in early 2023. As a result of this review, effective January 2023, the Board approved an increase in the Lead Independent Director annual retainer to $100,000 to more appropriately reflect the responsibilities and time commitment associated with the role and based on a review of lead independent directors' compensation. No other changes to our director compensation program were made at this time.

Director Compensation Table for 2022

The total 2022 compensation of our non-employee directors is shown in the following table. We do not separately compensate our employee director, Mr. Shulman, for his Board or committee service. Mr. Mamik, who is a partner of Värde, does not receive compensation from us for his Board or committee service.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
Philip L. Bronner	90,000	139,461	5,295	234,756
Phyllis R. Caldwell	95,000	139,461	4,261	238,722
Toos N. Daruvala[3]	83,125	127,575	—	—
Roy A. Guthrie	181,250	139,461	4,957	325,668
Valerie Soranno Keating	110,000	139,461	109,482	358,943
Aneek S. Mamik	—	—	—	—
Richard A. Smith	120,000	139,461	66,493	325,954

(1) The amounts reported in this column represent the grant date fair value of RSUs granted in 2022, calculated in accordance with FASB ASC Topic 718. These RSUs vested on January 3, 2023.

(2) Represents dividend equivalent payments on RSU grants.

(3) Mr. Daruvala was elected to the Board effective February 14, 2022 and received prorated compensation for his service during 2022.

Director Stock Ownership Policy

Our Director Stock Ownership Policy, which is administered by the Compensation Committee, aligns the interests of our non-employee directors with those of our stockholders by encouraging significant stock ownership in the Company by our non-employee directors.

Pursuant to such policy, each non-employee director must at all times hold shares of Company common stock with a value equal to three times the cash retainer for such director's annual Board service, excluding retainer fees for Board committee chair or committee member service. Non-employee directors have five years from the date they commence service on the Board to satisfy the requirements of such policy. As of the date of this proxy, Roy A. Guthrie, the only non-employee director who has been in service for at least five years, is in compliance with the Director Stock Ownership Policy.



- Must hold shares with value equal to 3x the cash retainer for annual Board service
- Value of holdings is determined by multiplying the shares held by the average closing price of the shares for the previous calendar year
- Holdings include shares held directly (including unvested or deferred RSUs) and indirectly by the non-employee director

Director Deferral Election Program

Each of our non-employee directors may elect to defer the delivery of all or a portion of their annual RSU grant for board service. Delivery of such RSUs may be delayed until the date of the director's separation from board service, a specified date selected by the director, or the earlier to occur of the director's separation from board service and a specified date selected by the director. RSUs that have been deferred may be delivered, at the election of the director, in a lump sum or in equal annual installments over a period of time not to exceed five years. Messrs. Daruvala, Guthrie and Smith and Ms. Caldwell have made an election to participate in the Director Deferral Election Program for 2022 and 2023.

Executive Officers

Our executive officers are chosen by and serve at the discretion of the Board. Set forth below is information pertaining to our executive officers as of the date of this proxy statement:

Name	Age	Title
Douglas H. Shulman	55	Chairman and Chief Executive Officer
Micah R. Conrad	51	Executive Vice President and Chief Financial Officer
Rajive Chadha	58	Executive Vice President and Chief Operating Officer

Douglas H. Shulman

Chairman and Chief Executive Officer

Please see Mr. Shulman's biographical information above under the heading "Corporate Governance — The Board of Directors — Director Biographies — Class II Directors — Terms expire in 2024."

Micah R. Conrad

Executive Vice President and Chief Financial Officer

Mr. Conrad has served as Executive Vice President and CFO since March 2019. Mr. Conrad previously served as an Executive Vice President of the Company since March 2017 and as Senior Vice President of the Company from November 2015 through March 2017. Prior to that, Mr. Conrad served as Chief Financial Officer of OneMain Financial Holdings, Inc. (a consumer finance lender) from 2013 until November 2015, when it was acquired by the Company (then known as Springleaf Holdings, Inc.) from Citigroup (a global banking institution). Before taking his position at OneMain Financial Holdings, Inc., Mr. Conrad was a Managing Director at Citigroup and served in a variety of senior finance roles within Citi Holdings, Global Wealth Management, and Institutional Clients Group. Mr. Conrad also serves as a Director, President and Chief Executive Officer of our subsidiary, OneMain Finance Corporation ("OMFC").

Rajive Chadha

Executive Vice President and Chief Operating Officer

Mr. Chadha has served as Executive Vice President and Chief Operating Officer since June 2019. Mr. Chadha previously served as Executive Vice President, Head — Consumer Bank Products & Origination Partnerships at Regions Bank, the banking subsidiary of Regions Financial Corporation, from 2015 until he joined the Company. From 2013 to 2015, he was Head of Strategic Initiatives — Payments & Banking at Discover. Mr. Chadha was President of Diners Club International Ltd., a subsidiary of Discover, from 2008 to 2012. Before that, he spent approximately 20 years at Citigroup (a global banking institution) and held a number of positions, including President of the North America Auto Finance Division, Retail Mortgage Head and Chief Operating Officer of the Consumer Lending Division, where he managed the home equity and personal loans business. Mr. Chadha holds a Master of Business Administration degree from the Indian Institute of Management, Ahmedabad, India and a Bachelor of Arts (Honors) degree in Economics from St. Stephen's College, Delhi, India.

Executive Compensation

Proposal 2 – Say on Pay Proposal

We are requesting that stockholders approve an advisory resolution on the Company's executive compensation as reported in this proxy statement. We urge stockholders to read the "Compensation Discussion and Analysis" section of this proxy statement, which describes the Company's executive compensation policies and procedures, as well as the Summary Compensation Table and other related compensation tables and narrative disclosures, which provide detailed information on the compensation paid to our named executive officers ("NEOs"), and enhancements made to the compensation program effective for 2023.

At our 2020 Annual Meeting of Stockholders, our stockholders were asked to vote on a proposal seeking their views as to whether the say-on-pay vote should be held every year, every two years, or every three years. A majority of stockholders voting on the matter indicated a preference for holding such vote every three years. Accordingly, the Board decided that the non-binding vote to approve the compensation of the Company's NEOs will be held every three years. At our 2020 Annual Meeting of Stockholders, our stockholders also approved, on an advisory basis, the compensation paid to our NEOs, with approximately 87% of votes cast in favor. The Board and the Compensation Committee reviewed these results and continue to enhance, and engage with stockholders on, our executive compensation policies.

The Say on Pay Proposal gives stockholders the opportunity to express their views on our NEOs' compensation. Your vote is not intended to address any specific portion of our compensation program, but rather to address our overall approach to and objectives of the compensation paid to our NEOs as described in this proxy statement. In accordance with Section 14A of the Exchange Act we are requesting that our stockholders approve the following advisory resolution at the Annual Meeting:

> "RESOLVED, that the Company's stockholders hereby approve, on an advisory basis, the compensation paid to the Company's named executive officers as disclosed in the Compensation Discussion and Analysis and the executive compensation tables and accompanying narrative disclosures in this proxy statement."

Our executive compensation program is designed to attract, motivate, and retain key executives, and to align the interests of NEOs with the long-term interests of the Company's stockholders. We believe that our compensation program, as further enhanced in 2023, aligns NEO compensation to performance and stockholder interests.

This proposal to approve the resolution regarding the compensation paid to our NEOs requires the affirmative vote of a majority of the shares present, in person or by proxy, and entitled to vote on this matter. If you abstain from voting on this matter, your shares will be counted as present for the purpose of establishing a quorum, and the abstention will have the same effect as a vote against this proposal. Broker non-votes, if any, will not have any effect on this proposal.

While this vote is non-binding, the Board and Compensation Committee value the views of stockholders and intend to consider the outcome of the vote, as appropriate, in making future compensation decisions for our NEOs.

⊘ **The Board recommends a vote "FOR," on an advisory basis, the compensation paid to the Company's NEOs.**

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") describes our executive officer compensation program and the process by which our Compensation Committee (within this CD&A, the "Committee") makes decisions designed to align the compensation of our executives with our business strategy and performance and reward achievement of financial targets and effective strategic leadership.

For 2022, our NEOs were:

Douglas H. Shulman, Chairman and Chief Executive Officer;

Micah R. Conrad, Executive Vice President and Chief Financial Officer; and

Rajive Chadha, Executive Vice President and Chief Operating Officer.

Our CD&A is organized in the sections referenced below:

1 Company Achievements and Executive Compensation Overview

2022 Financial Highlights

We delivered solid financial results in 2022 despite elevated inflation and a difficult macroeconomic environment, and continued to support our team members and our business to maximize long-term value for our stockholders. Our management team focused on our strategic priorities of managing the core loan business through economic uncertainty while continuing to provide access to credit and support for our customers, continuing to invest in new products and our omnichannel platform, building upon our data analytics and leveraging new technologies to underwrite more customers and interact more seamlessly, being the employer of choice for our team members, and advancing our best-in-class funding strategy to operate effectively in both good and challenging times. These strategic priorities align with the focus areas of the qualitative component of our annual incentive compensation program, including positioning for the future, continuing to optimize our core business, stabilizing our core business to accommodate growth, continuing to maintain and strengthen the balance sheet, and driving our mission as a socially responsible company.

Following the end of the year, the Committee determined actual annual and long-term incentive awards for the NEOs based on an assessment of the achievement of the financial and qualitative performance goals set at the beginning of the fiscal year.

Select Highlights for 2022 Include:

- Grew our Consumer and Insurance segment ("C&I") Managed Receivables ("Managed Receivables")* by 6% to approximately $20.8 billion and had approximately $1.1 billion of C&I Capital Generation*, allowing us to continue to invest in our future while also returning significant capital to our stockholders

- Continued our disciplined BrightWay credit card rollout, expansion of secured lending distribution channels, and made further investments in digital, data science, and new products and channels, which are contributing to growth

- Completed our inaugural Social ABS issuance in which we issued $600 million of notes backed by personal loans made in rural communities, with 75% of such loans made to borrowers with annual net income of $50,000 or less, reinforcing our commitment to financial inclusion and providing underrepresented communities with access to safe, affordable credit

- Committed $50 million to support minority depository institutions and a disabled military veteran-owned and operated investment bank supporting job placement and transition services for veterans

- Distributed free, digital financial education to 2,000 mostly low-to-moderate income high schools and 130,000 students nationwide over four academic school years through Credit Worthy by OneMain Financial, a $4 million service contract with EVERFI, a global social-impact technology provider

- Announced awards of up to $300,000 in scholarships over four years in connection with Credit Worthy by OneMain Financial

- Rolled out Trim, our money-saving and financial wellness platform, to all of our customers

- Supported customers through our borrower's assistance programs and providing credit access to a consumer segment that is generally underserved by the traditional banking system

- Focused on supporting our customers, especially those most pressured by inflation, through our community-based branch network

- Continued to provide significant capital returns to stockholders through a steady and increasing dividend yield, and programmatic share repurchases

* See Appendix A for reconciliation of non-GAAP financial measures and descriptions of certain key performance indicators and a reconciliation of such measures to the most directly comparable measures calculated under GAAP.

Our results in 2022 support our long-term value creation strategy even in a difficult economic environment, and we will continue to prioritize investment in our business through underwriting of high-quality loans and capital generation initiatives. Our continued focus on optimizing and strengthening our core business, maintaining the strength of our balance sheet, launching new product initiatives and deepening relationships with our customers has resulted in outperformance relative to the NYSE Composite Index, the NYSE Financial Sector Index and our peers over the last three years.

3-Year Total Stockholder Return[1]



(1) Includes reinvestment of dividends; measured from January 1, 2020 to December 31, 2022; peer group listed on page 44.

Executive Compensation Overview

We believe our executive compensation program should reflect our pay for performance philosophy, under which the compensation of our NEOs is closely tied to the delivery of value for our stockholders. The Compensation Committee establishes our annual compensation program early in our fiscal year as part of its assessment of prior year performance and establishing objectives for the current year. The decisions described below reflect the Committee's actions in early 2023, when it oversaw a realignment of our executive compensation program and approved 2022 compensation decisions.

Compensation Enhancements Effective for 2023

In early 2023, the Compensation Committee approved a redesign of the Company's executive compensation program to better align to the structures more commonly in place across public companies with a diversified stockholder base, and at our peers. The enhanced program reflects our current business and short- and long-term strategic objectives and the current economic environment, considers the input of our stockholders, and was implemented as part of the transition away from a large portion of the Company's equity being owned by a consortium of private equity funds. The new program is more in line with market practices, while retaining our objective of attracting, retaining and incentivizing key talent.

As part of the new program, we are simplifying the structure and moving away from periodic one-time awards, reducing the need for the Committee to take actions outside of the core program. In addition, RSUs will no longer be granted as a component of our annual incentive program. To support this transition, for 2023, executive base salaries and target bonuses were geared toward peer medians, while grants of RSUs and PSUs were higher than they likely will be on a go-forward basis.

A summary of the enhancements to the program effective for 2023 include:

Annual incentive

- The number of financial performance metrics for the annual incentive was decreased to three, while retaining the qualitative strategic factors component.
- Annual incentive awards will be paid in cash and are intended to represent approximately one-third of target incentive opportunity after the initial transition year.

Long-term incentive

- Long-term incentives will be split evenly between RSUs and PSUs and are intended to represent approximately two-thirds of target incentive opportunity after the initial transition year (equity was weighted higher in fiscal 2023).
- RSUs will be granted at the beginning of the three-year vesting period, with vesting to occur in three annual installments subject to continued service.
- Relative TSR was added as an upward or downward modifier within the PSU portion of the long-term program.
- Payment of dividend equivalents on unvested PSUs was eliminated.

The adjustments to our compensation program described above will be reflected in the proxy statement for our 2024 Annual Meeting that will report compensation paid for 2023. As a result of the change in our practices for granting RSUs, the Summary Compensation Table for 2023 will include two RSU grants for each of our NEOs — the equity portion of the 2022 annual incentive that was based on our 2022 performance and paid in RSUs in early 2023, and the new 2023 long-term incentive RSU grant, which was awarded in early 2023. This overlap in grants is for 2023 only.

2022 Target Total Direct Compensation

Our NEO compensation program for 2022 is consistent with our pay-for-performance philosophy and reflects a target for total direct compensation, which the Committee established in early 2022 as part of its assessment of 2021 performance.

Target total direct compensation in 2022 was comprised of the following elements:

Base salary, designed to provide a competitive level of set pay relative to a group of peer companies (the "Peer Group"), as discussed below.

Annual incentive, based on the achievement of annual financial performance metrics and qualitative strategic factors and paid out in the form of:

- Cash incentive, which is paid in a lump sum; and
- Performance-based restricted stock units, which vest in three equal annual installments subject to continued service.

Long-term, performance-based equity awards, comprised of PSUs, which are earned subject to the achievement of additional pre-established performance goals and continued service for a three-year performance period.

We believe incentive compensation should constitute a significant majority of an executive officer's compensation. The charts below reflect the 2022 target total direct compensation mix for our CEO and other NEOs.



Target Total Direct Compensation Mix

CEO	Other NEOs (Average)

87% At-Risk and Performance-Based **78% At-Risk and Performance-Based**

■ Base Salary ■ Cash Incentive ■ RSUs ■ PSUs

For 2022, target incentive awards consisting of cash incentive and performance-based RSUs, each representing approximately one-third of an executive officer's target incentive compensation opportunity, tie payout to the achievement of annual financial and qualitative performance metrics. Performance shares represent the remaining one-third of an executive officer's target incentive compensation opportunity, with payout determined based on the achievement of cumulative three-year performance objectives related to our Economic Earnings. The table below provides the 2022 target total direct compensation opportunity for our NEOs, which consisted of base salary, annual incentive award target (payable in the form of cash incentive and performance-based RSUs) and the target value of long-term incentive awards (PSUs). This information is intended to supplement, but not replace, the information reported in the Summary Compensation Table, which reports 2022 compensation in the format required by SEC rules.

2022 Target Direct Compensation*				
	Base Salary	Annual Incentive Target**	Performance Share Unit Grant	Target Total Direct Compensation
Douglas H. Shulman	$1,000,000	$4,333,333	$2,166,667	$7,500,000
Micah R. Conrad	$ 500,000	$1,233,333	$ 616,667	$2,350,000
Rajive Chadha	$ 500,000	$1,166,667	$ 583,333	$2,250,000

*   The amounts in this table reflect targeted amounts at the time the Committee made its 2022 annual compensation determinations in January 2022.

**   Annual incentive target is equal amounts cash and performance-based RSUs.

Compensation Philosophy

Our objective is to provide a market-based total compensation program tied to performance and aligned with the interests of our stockholders. We view compensation practices as a means for communicating our performance goals and standards of conduct and for motivating and rewarding team members in relation to their achievements.

We observe the following guiding principles in setting executive compensation:

Hire and retain top-caliber executives: Executive officers should have base pay and employee benefits that are market competitive and that permit us to hire and retain high-caliber individuals at all levels necessary to deliver sustained high performance to our stockholders and customers.

Discourage imprudent risk-taking: Executive officers should be incentivized to help the Company achieve its goals, but not to take excessive or inappropriate risks as a result. In addition, by selecting multiple performance goals over different time periods we believe our compensation program avoids incentivizing excessive risk-taking.

Align compensation with stockholder interests: The interests of our executive officers should be aligned with those of our stockholders through the risks and rewards of ownership of Company common stock.

Reinforce succession planning process: The overall compensation program for our executive officers should reinforce our succession planning process by providing competitive total compensation necessary to attract, motivate and retain key executive talent.

Pay-for-performance: A significant portion of the total compensation of our executive officers should be linked to the achievement of long-term Company performance goals and strategies.

Provide limited perquisites: Perquisites for our executive officers are minimized and limited to items that serve a reasonable business purpose.

Key Compensation Practices

The Committee has adopted the following practices to support its commitment to the above guiding principles:

- ✓ **Review of Pay Versus Performance:** The Committee reviews the relationship between executive pay and Company performance.
- ✓ **Compensation Assessment:** We use compensation data compiled from a group of publicly traded peer companies in the diversified financial services industries, as well as the specialty retail and IT services industries, to support our executive compensation process and decisions.
- ✓ **Robust Stock Ownership Policies:** We maintain stock ownership policies requiring our executive officers to hold shares of Company common stock with a value of at least 5 times base salary for our CEO and 3 times respective annual base salary for other executive officers. All of our executive officers have achieved these ownership levels.
- ✓ **Compensation Clawbacks:** We maintain a policy to recover incentive-based awards from our executive officers for the three-year period prior to any accounting restatement that would have resulted in a lower payment because of the restated results.
- ✓ **Avoid Inappropriate Risk-taking:** Our incentive award opportunities incorporate multiple performance metrics over long-term and short-term periods and avoid over-emphasizing any one metric or goal, which serves to discourage excessive or inappropriate risk-taking.
- ✓ **No Hedging of Shares:** Our insider trading policy prohibits all employees, including executive officers, and directors from engaging in hedging or short-term speculative trading of our securities, subject, in the case of certain hedging or monetization transactions, to pre-clearance of such transactions by the General Counsel.
- ✓ **Restrictive Covenants:** Our executive officers are subject to restrictive covenants upon separation from the Company, including non-competition, non-solicitation, and non-disclosure obligations.
- ✓ **Double-Trigger Change-in-Control Provision:** Our Omnibus Incentive Plan has a "double-trigger" accelerated vesting feature, meaning that both a change of control and an involuntary termination of employment must occur for awards to vest.
- ✓ **No Excise Tax Gross-Ups:** We do not provide gross-up payments to offset any "golden parachute" excise taxes potentially incurred by our executives in connection with a change in control.
- ✓ **No Dividend Equivalent Payments on Unvested PSUs:** Effective in 2023, we do not pay dividend equivalents on unvested PSUs.

2   2022 Compensation Elements

The Committee designed a compensation program to provide our NEOs with target compensation that is competitive with that of the Peer Group and with compensation tied directly to the Company's operating performance, stock price and TSR. Individual components of compensation may be greater or less than the target, and actual compensation delivered may vary significantly from the target based on Company or individual performance and changes in our stock price.

The following table presents the principal components and the purpose of each component of the 2022 total direct compensation to our executive officers:

	Element	Form	Purpose	Performance Metrics
Fixed	**Base Salary**	Cash	• Competitive base pay to help attract and retain executive talent • Only fixed source of compensation	—
Variable – Annual Incentive Compensation	**Cash Incentive**	Cash	• Designed to link stockholder value creation with short-term incentive metrics evaluated annually for alignment with Company strategy	**Annual financial performance metrics (80%)** • C&I Capital Generation:* 35% • C&I Capital Generation ROR:* 15% • C&I Operating Expenses:* 10% • Customer Accounts: 10% • New Products/Channels: 10%
	Performance-Based RSUs	Stock	• Designed to link stockholder value creation with short-term incentive metrics evaluated annually for alignment with Company strategy • Designed to forge a direct link between executive and stockholder interests by transforming executives into stockholders • Aids in executive retention	**Qualitative strategic factors (20%)** • Positioning for the future • Continuing to optimize our core business • Stabilizing our core business to accommodate growth • Continuing to maintain and strengthen the balance sheet • Driving our mission as a socially responsible company
Variable – Long-Term, Performance-Based Equity Awards	**PSUs**	Stock	• Establishes an equity component of total compensation that extends the executive's decision-making vision beyond the current year to long-term growth and prosperity • Designed to forge a direct link between executive and stockholder interests by transforming executives into stockholders • Aids in executive retention	**2022-2024 Cumulative C&I Capital Generation* (67%)** **2022-2024 Average C&I Capital Generation ROR* (33%)**

* Refer to Appendix A for a description of these non-GAAP financial measures and reconciliations to the most directly comparable measures calculated under GAAP.

As discussed above, in early 2023, the Compensation Committee approved a redesign of the Company's executive compensation program, including to simplify and realign the metrics used for annual incentive determinations, grant RSUs as part of long-term incentive rather than as a part of annual incentive awards, and add relative TSR as an upward or downward modifier of the PSUs.

2022 Total Direct Compensation Components in Detail

The Committee determines the individual compensation components of the program within the competitive target value for an executive officer's total direct compensation.

Base Salary

Base salary is the only fixed component of our executives' total direct compensation that establishes a minimum level of cash compensation for our executive officers, including the NEOs.

	2022 Base Salary	2021 Base Salary
Douglas H. Shulman	$1,000,000	$1,000,000
Micah R. Conrad	$ 500,000	$ 450,000
Rajive Chadha	$ 500,000	$ 450,000

The Compensation Committee annually reviews the base salaries of our NEOs considering on market data, evolving responsibilities of the position, and individual performance. Based on this input, the base salary for Mr. Shulman has not changed since 2021 and the base salary for each of Messrs. Conrad and Chadha increased by 11% from 2021 to 2022.

Annual Incentive Compensation

Our executive officers are eligible to receive annual incentive compensation contingent upon the attainment of specific, pre-established financial performance metrics and strategic objectives for the Company, which are intended to drive sustainable growth and create long-term stockholder value. Annual incentive compensation for 2022 was paid in the form of a combination of cash and performance-based RSUs. Cash incentive and performance-based RSUs are each intended to reflect one-third of an executive officer's total annual target incentive compensation opportunity.

The Committee set annual incentive compensation targets for the NEOs and a performance range with accompanying variability of compensation was determined for each metric at the beginning of the year. Following the determination of performance at the end of the year, the annual incentive awards were paid in a combination of cash and performance-based RSUs. RSUs issued as performance-based annual incentive compensation vest over three years, with the first installment vesting at the time the Committee certifies that the applicable performance goals have been achieved (based on goals established early the preceding year) and the second and third installments vesting one and two years later.

For 2022, annual incentive compensation comprised 80% financial performance metrics and 20% qualitative metrics. The financial performance metrics were selected to align compensation with our business strategy and performance and to reward achievement of financial targets and effective strategic leadership. For 2022, the Committee determined to add New Products and Channels Originations in place of C&I Net Charge-Offs and update metric weightings to place more of a focus on building for the future and remove redundancy that existed within the metrics. Each quantitative metric was capped at 150% of target, which served as a cap for the annual incentive opportunity. Qualitative metrics were selected to align with the Company's strategic objectives and assigned an achievement value of up to 150%.

Metric	Weighting
C&I Capital Generation*	35%
C&I Capital Generation ROR*	15%
C&I Operating Expenses*	10%
Customer Accounts (in thousands)	10%
New Products/Channels Originations	10%

* Refer to Appendix A for a description of these non-GAAP financial measures and reconciliations to the most directly comparable measures calculated under GAAP.

Qualitative strategic factors, representing 20% of our annual incentive award, included:

- positioning for the future;

- continuing to optimize our core business;

- stabilizing our core business to accommodate growth;

- continuing to maintain and strengthen the balance sheet; and

- driving our mission as a socially responsible company.

The Committee evaluated performance against pre-established qualitative strategic objectives and the Company's progress on its strategic priorities for 2022 and determined that a 100% achievement level was appropriate. The Committee considered the following actions under the leadership of our NEOs:

- Actively managed through a dynamic credit environment, which included quickly adjusting the credit box and revising collections strategy, while also continuing to execute on strategic efforts for digital loan closing, expanding email and former customer originations, and expanding central sales.

- Significant progress made on new products and channels including the continuation of a disciplined BrightWay credit card roll-out, expansion of our secured lending distribution channel partnerships, providing Trim financial wellness benefits to our customers, and continuing to enhance point-of-sale partnership opportunities.

- Improvements in our analytics and data science teams and capabilities, including deployment of new bank account data attributes into our already sophisticated underwriting, and the development of early risk indicator models which have enhanced our risk identification.

- Matured our foundational capabilities in technology with key performance indicators showing improvements across all core metrics (e.g., greater system availability, reduced major incident minutes, enhanced speed of resolution).

- Continued to enhance our cybersecurity program under the leadership of the new CISO hired in 2022.

- Positioned ourselves as an employer of choice with increased employee engagement scores, being named one of America's 100 Most Loved Workplaces by Newsweek, creating Diverse Leaders and Women's Leadership programs, and launching of Credit Worthy in public schools across the country.

- Continued to advance our funding and investor strategy, including raising over $3 billion in a challenging capital markets environment. Renewed and added bank partners, maintained a 24-month liquidity runway, and shifted the equity investor base by increasing the number of long only investors.

Achievement level of the annual compensation metrics is included in the table below. In approving final payouts, as permitted by the plan, the Committee determined to adjust the annual incentive metrics from our reported results to avoid penalizing management for executing on decisions that were designed to drive stockholder value creation over the medium- to long-term, but reduced the short-term annual performance metrics. Specifically, the Committee considered certain prudent management actions taken in response to macroeconomic developments during the course of the year, including tightening credit requirements for riskier segments of our originations and moderating our planned credit card rollout. These actions had not been contemplated at the beginning of the year when targets were established and had the effect of reducing our short-term performance. The achievement level was 88% of target based on the adjusted annual incentive metrics to account for the impact of these actions, while the achievement level would have been 61% based on our reported financial results. The actions undertaken to protect the business also negatively impacted our earnings and, as a consequence, the performance of outstanding PSUs. However, while the Committee determined it was appropriate to apply adjustments to the annual incentive, the Committee did not apply adjustments or positive discretion to the 2020-2022 PSUs given the longer-term focus of such awards. As described below the 2020-2022 PSUs paid out at 66%.

2022 Annual Incentive Compensation Performance Scorecard					
Metric	Weight	Target	Result	Adjusted Result	Achievement Level
C&I Capital Generation[1]	35%	$1,200	$1,070	$1,118	85%
C&I Capital Generation ROR[1]	15%	6.2%	5.5%	5.7%	50%
C&I Operating Expenses[1]	10%	$1,434	$1,424	$1,416	109%
Customer Accounts (in thousands)	10%	2,815	2,558	2,768	100%
New Products/Channels Originations	10%	$1,134	$ 892	$ 977	89%
Financial Performance	80%				84%
Qualitative Assessment	20%				100%
Total Performance Payout					88%

(1)   Refer to Appendix A for a description of these non-GAAP financial measures and reconciliations to the most directly comparable measures calculated under GAAP.

The table below reflects the target and earned annual incentive amounts based on the 88% payout ratio reflected in the preceding table, as well as the value of the cash and performance-based RSU components of the total earned annual incentive compensation.

2022 Annual Incentive Awards				
	Target Annual Incentive Compensation	Earned Cash Component	Earned RSU Component[1]	Earned Annual Incentive Compensation
Douglas H. Shulman	$4,333,333	$1,906,666	$2,039,580	$3,946,246
Micah R. Conrad	$1,233,333	$ 542,667	$ 580,487	$1,123,154
Rajive Chadha	$1,166,667	$ 513,333	$ 549,099	$1,062,432

(1)   Performance-based RSUs under our 2022 annual incentive program were granted in January 2023 and, in accordance with SEC rules, will be reported as 2023 compensation in the Summary Compensation Table in the proxy statement for our 2024 Annual Meeting. The price used to determine the number of performance-based RSUs granted was $37.86, which was the volume-weighted average of the closing price for the ten trading days preceding the grant date of January 20, 2023. The value of the performance-based RSU component is computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, *Compensation — Stock Compensation* ("ASC 718"), based on a closing grant date stock price of $40.50 multiplied by the number of performance-based RSUs that were granted.

Long-Term Performance-Based Equity Awards

PSUs reflect approximately one-third of an executive officer's total target incentive compensation opportunity. PSUs for the 2022-2024 performance period will be earned upon the attainment of three-year cumulative performance goals tied to two metrics:

2022 PSU Metrics	
Metric*	Weighting
2022-2024 Cumulative C&I Capital Generation	67%
2022-2024 Average C&I Capital Generation ROR	33%

*   Refer to Appendix A for a description of these metrics.

The Committee selected these metrics for 2022 as they align with our messaging to the market and how we are managing the business over the longer term. The Committee has discretion to adjust the metrics if net charge-offs exceed 7% in any calendar year during the performance period. PSUs have possible payouts ranging between 0% and 150% of the target level. The following reflects target PSU opportunity for our NEOs:

	2022 PSU Target
Douglas H. Shulman	$2,166,667
Micah R. Conrad	$ 616,667
Rajive Chadha	$ 583,333

2022 Performance-Based Awards

Payout of 2020-2022 PSUs Granted in Prior Years

In January 2023 the Committee determined final payout levels for PSU awards granted in 2020 with a performance cycle ending at the end of 2022. For the three-year performance period, our Economic Average Diluted EPS Growth was 6.8% and our Economic Average Unlevered Return was 12.9%, resulting in a payout of 66% for the 2020-2022 performance cycle. No adjustments were made to the financial metrics for determining payouts. Economic Average Diluted EPS Growth and Economic Average Unlevered Return are non-GAAP financial measures. Refer to Appendix A for a description of these non-GAAP financial measures and reconciliations to the most directly comparable measures calculated under GAAP.

Outstanding Performance Option Awards

In 2018 and 2019, the Committee granted cash-settled performance-based awards (the "Performance Option Awards") to our NEOs, which were intended to provide additional incentives to significantly grow the Company following the completion of the Consortium Acquisition and the related changes to our Board and executive management. The Performance Option Awards were granted in three tranches for each NEO and were subject to achievement of double-trigger vesting conditions based on: (x) a reduction in the Company's common stock owned by the Consortium to specified levels and (y) the Company's stock attaining (i) a specified volume-weighted average trading price ("VWAP") over a consecutive six-month period ending on or before the date the Consortium reduced its ownership below the applicable level or (ii) a fair market value on the date following such reduction in ownership that was not less than 10% below the applicable VWAP trigger.

The Performance Option Awards were designed to closely align the interests of our management team with those of our stockholders, and vesting of the first two of the three tranches required that the Consortium, and therefore our stockholders generally, receive substantial pre-specified returns on investment based on the stock price at the time of the Consortium Acquisition. Such vesting conditions related to the first two tranches of the Performance Option Awards were satisfied in 2021.

In 2021, the Performance Option Awards were amended to extend the period to achieve the specified VWAP over a consecutive six-month period from the applicable Consortium sell-down date until July 2024, subject to the NEO's continued employment through the vesting date or an earlier qualifying termination of employment.

The third tranche of the Performance Option Awards, representing approximately one-fifth of the Performance Option Awards (125,000 shares for Mr. Shulman and 40,000 shares for each of Messrs. Conrad and Chadha), remains unvested with a VWAP trigger as of December 31, 2022 of $73.61, with respect to Mr. Shulman, and $74.11, with respect to Messrs. Conrad and Chadha, as reported in the Outstanding Equity Awards at 2022 Fiscal Year-End Table. This VWAP trigger, as adjusted per the award terms for one-half of future dividends, must be achieved for a consecutive six-month period by July 2024 for vesting to occur.

3 Employee Benefits and Other Compensation

We provide benefit programs that are designed to be competitive with market and provide reasonable security for employees. For 2022, welfare and retirement benefits were offered at essentially the same level to all U.S. salaried employees, including executive officers.

Retirement Benefits

All of our NEOs are eligible to participate in our general tax-qualified, defined contribution retirement savings 401(k) plan. We match a percentage of each participant's contributions to the 401(k) plan up to the statutory limits.

Our NEOs are not eligible to participate in our tax qualified pension plan, which was frozen effective December 31, 2012.

In October 2021, the Committee adopted the OneMain Holdings, Inc. Nonqualified Deferred Compensation Plan (the "NQDC Plan") which provides eligible participants, including our NEOs, with the option to defer receipt of some or all of their annual cash incentives and some of their base salaries, in each case, that are earned on or after January 1, 2022. The Committee determined to adopt such plan after reviewing our executive compensation plans in light of our goals and objectives, and deemed it to be in our and our stockholders' best interests to provide certain employees with additional opportunities to defer compensation. Eligible participants include all employees with a base salary equal to or in excess of $200,000, including each of our NEOs. Participant contributions will be fully vested at all times. Employer contributions are not permitted under the NQDC Plan. Distributions of participant accounts will be made following a participant's separation of service, death, disability, unforeseeable emergency or as of a future payment date specified by the participant. For additional information, please see "Compensation Discussion and Analysis — Executive Compensation Tables — 2022 Nonqualified Deferred Compensation."

Welfare Benefits

Each of our executive officers is eligible to participate in our various group health and welfare benefit plans and fringe benefit programs that are generally available to all of our employees on a non-discriminatory basis.

Severance and Change-in-Control Arrangements

For discussion of our severance and change-in-control arrangements, including a description of our Executive Severance Plan and the employment agreements with Messrs. Shulman and Chadha, please see "Compensation Discussion and Analysis — Executive Compensation Tables — Severance and Change-in-Control Arrangements."

Other Compensation

Other compensation for our executive officers consists primarily of dividend equivalents with respect to unvested and outstanding RSUs, PSUs, and Performance Option Awards. Such awards are credited with dividend equivalents equal to the per share cash dividends paid on our common stock, multiplied by the total number of equity awards subject to the award that are outstanding on the record date for such dividend. Half of the dividend equivalents are paid at the time of the dividend and half accrue and are paid at the time of vesting. The crediting of dividend equivalents is meant to treat the equity award holders consistently with stockholders, which serves to further align the interests of our executive officers with our stockholders, with half of the amount deferred until vesting for retention purposes. Because they are not included in the grant date fair value of awards, dividend equivalents are reported in the All Other Compensation column of the Summary Compensation Table.

We generally limit perquisites for our executive officers, and when perquisites are provided they are limited to items that serve a reasonable business purpose.

4   How We Make Compensation Decisions

Role of the Compensation Committee

The Committee is responsible to our Board for overseeing the development and administration of our executive compensation and employee benefit plans and practices. The Committee, which consists of three independent directors, is responsible for the review and approval of all aspects of our executive officer compensation program.

The Committee is responsible for evaluating annually the performance of each of our NEOs and determining and approving their compensation (including, but not limited to, base pay and annual and long-term incentive award opportunities) based on such evaluation. Additionally, the Committee is responsible for the following, among its other duties:

- Reviewing the Company's executive compensation plans, including the goals and objectives relevant to compensation;
- Evaluating the performance of our executive officers in light of such goals and objectives;
- Reviewing and approving any severance or termination arrangements to be made with any executive officer;
- Reviewing any perquisites or other personal benefits provided to any executive officer; and
- Reviewing whether incentive and other forms of pay encourage excessive risk-taking and the relationship between risk management policies and practices, corporate strategy and the Company's compensation arrangements.

The role of the Committee is described in detail in the Compensation Committee Charter, which is available under the Corporate Governance tab on our investor relations website at http://investor.onemainfinancial.com. The Committee is supported in its work by our Executive Vice President, Chief Human Resources Officer, her staff, and the Committee's independent compensation consultant, as described below.

Role of the Independent Compensation Consultant

The Committee recognizes the importance of using an independent compensation consultant that provides services to our Board and its committees. In 2022, the Committee retained FW Cook as its independent executive compensation consultant to provide independent advice, information and analysis on executive compensation, incentive plan performance measures and compensation program design and developments. FW Cook is engaged by and reports directly to the Committee, and the Committee may replace its compensation consultant or hire additional consultants at any time. A representative of FW Cook attends meetings of the Committee, when requested, and communicates with the Committee Chair between meetings.

Compensation Consultant Independence

The Committee has assessed the independence of FW Cook pursuant to the NYSE rules, and the Committee has concluded that the work performed by FW Cook for the Committee during 2022 did not raise any conflicts of interest that would prevent FW Cook from independently advising the Committee.

Role of Management

The Committee receives recommendations from the CEO, working with management, regarding our executive compensation structure, metrics, and goals. Our CEO does not make any recommendations with respect to his own compensation.

The Committee also receives information from our CFO and General Counsel to evaluate whether our incentive compensation programs for our executive officers and other employees encourage responsible investment of our resources and do not unintentionally encourage or reward imprudent risk-taking. After a review of our compensation plans by our CFO and General Counsel, who provided the Committee with a briefing at its April 2023 meeting, the Committee concluded that our compensation plans were well designed and well documented. Additionally, our incentive compensation plans were not unbalanced such that they encourage excessive or unnecessary risk-taking that would endanger the reputation or financial well-being of the Company or otherwise have any material adverse effect on the Company.

Stockholder Feedback

At our 2020 Annual Meeting, our stockholders voted in favor of conducting advisory votes on our executive compensation program on a triennial basis. We also conducted an advisory vote on our executive compensation program at our 2020 Annual Meeting, at which approximately 87% of the votes cast were in favor of our executive compensation program. Following the vote, the Board and the Compensation Committee reviewed these results and continue to enhance, and engage with stockholders on, our executive compensation policies. At the 2023 Annual Meeting stockholders are again being asked to vote, on an advisory basis, on the compensation paid to our NEOs (see Proposal 2).

Peer Group

In the course of designing and implementing our executive compensation programs, the Committee uses compensation data compiled from a group of publicly traded peer companies in the diversified financial services industries (including banking, consumer finance, thrifts and mortgage finance), as well as the specialty retail and IT services industries. The Committee periodically reviews and updates the Peer Group, as necessary, upon the recommendation of its independent compensation consultant. We believe our Peer Group represents the industries with which we currently compete for executive talent, and also includes our principal business competitors.

• **The Aaron's Company Inc.** (Specialty Retail)	• **Alliance Data Systems Corporation** (IT Services)
• **Credit Acceptance Corporation** (Consumer Finance)	• **Commerce Bancshares, Inc.** (Banking)
• **CIT Group Inc.**[1] (Banking)	• **Comerica Incorporated** (Banking)
• **Dollar Tree, Inc.** (Multiline Retail)	• **Fidelity National Information Services, Inc.** (IT Services)
• **Huntington Bancshares Incorporated** (Banking)	• **LendingClub Corporation** (Consumer Finance)
• **Navient Corporation** (Consumer Finance)	• **Mr. Cooper Group Inc.** (Thrifts and Mortgage Finance)
• **Santander Consumer USA Holdings Inc.**[1] (Consumer Finance)	• **SLM Corporation** (Consumer Finance)
• **Synchrony Financial** (Consumer Finance)	• **The Western Union Company** (IT Services)

(1)   For purposes of calculating TSR as described elsewhere in this proxy statement, the Compensation Committee disregarded CIT Group Inc. and Santander Consumer USA Holdings Inc. CIT Group Inc. was acquired in January 2022 by First Citizens BankShares Inc. and Santander Consumer USA Holdings Inc. was acquired in January 2022 by Santander Holdings USA, Inc. Going forward, neither company will be included in the Company's Peer Group.

The Committee relies on various sources of compensation information to determine the competitive market for our NEOs. To assess the competitiveness of our executive compensation program, we (together with our independent compensation consultant) analyze Peer Group compensation data obtained from peer company proxy materials as well as compensation and benefits survey data provided by other national compensation consulting firms. As part of this process, we measure our program's competitiveness by comparing relevant market data against actual pay levels within each compensation component and in the aggregate for each executive officer position. We also review the mix of our compensation components with respect to fixed versus variable, short-term versus long-term, and cash versus equity-based pay. This information is then presented to the Committee for its review and use.

Accounting and Tax Treatment

The accounting and tax treatment of the elements of our executive compensation is one factor considered in the design of the program. Although the Committee may consider the impact of tax and accounting consequences when developing and implementing the Company's executive compensation program, the Committee retains the flexibility to design and administer a compensation program that is in the best interests of the Company and its stockholders.

Compensation Committee Report

The Committee reviewed and discussed the Compensation Discussion and Analysis set forth herein with management. Based upon the Committee's review and discussion, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in the 2022 Annual Report.

Compensation Committee of the Board of Directors

Roy A. Guthrie

Aneek S. Mamik

Richard A. Smith

Executive Compensation Tables

2022 Summary Compensation Table

The table below summarizes information regarding compensation for the years 2020 through 2022, as applicable, for each of our NEOs.

Name and Principal Position	Year	Salary ($)[1]	Stock Awards ($)[2]	Option Awards	Non-Equity Incentive Plan Compensation ($)[3]	Changes in Pension Value & Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)[4]	Total ($)
Douglas H. Shulman, Chairman and Chief Executive Officer	2022	1,000,000	4,713,173	—	1,906,666	—	3,206,129	10,825,968
	2021	889,231	14,005,170	—	2,567,500	—	4,253,167	21,715,068
	2020	800,000	4,221,360	—	1,945,166	—	2,773,106	9,739,632
Micah R. Conrad, Executive Vice President and Chief Financial Officer	2022	495,000	1,341,398	—	542,667	—	763,306	3,142,371
	2021	450,000	4,890,638	—	1,730,750	—	1,128,810	8,200,198
	2020	450,000	1,419,862	—	654,283	—	785,209	3,309,354
Rajive Chadha, Executive Vice President and Chief Operating Officer	2022	495,000	1,268,895	—	513,333	—	877,204	3,154,432
	2021	450,000	4,816,622	—	1,691,250	—	1,174,119	8,131,991
	2020	450,000	1,343,113	—	618,917	—	754,879	3,166,909

(1) The amount in this column reflects the salary each NEO received as base salary in the year reported.

(2) This column reports the grant date fair value of each form of equity award granted to our NEOs in accordance with ASC 718.

For 2022, the amounts in this column include performance-based RSUs reflecting the equity component of our 2021 annual incentive program and 2022 annual PSU grants. The 2022 amounts are reflected in the following table:

Name	Annual RSU Grant[a] $	Annual PSU Grant[b] $	Total 2022 Stock Awards $
Douglas H. Shulman	2,592,449	2,120,724	4,713,173
Micah R. Conrad	737,821	603,577	1,341,398
Rajive Chadha	697,939	570,956	1,268,895

(a) The performance-based RSUs granted in early 2022 as the equity component of the 2021 annual incentive awards vest in three equal increments following the grant date based on continued service, with one-third having vested on February 18, 2022, one-third having vested on February 17, 2023 and one-third vesting on February 20, 2024.

(b) The reported grant date fair value of the PSUs reported in this column and included in the Summary Compensation Table is based on target payouts of such awards. If the maximum level of performance had been assumed, the grant date fair value of such PSUs would have been $3,181,085 for Mr. Shulman, $905,365 for Mr. Conrad and $856,434 for Mr. Chadha. The PSUs will vest after three years if the performance goals established by the Committee for the 2022-2024 performance period are attained, although as of December 31, 2022 the PSUs were tracking below the minimum performance levels required for vesting.

For a summary of the assumptions used in the valuation of these equity-based awards, please see Note 16, *Share-Based Compensation*, to our audited consolidated financial statements included in the 2022 Annual Report.

(3) The amounts in this column reflect (i) the annual cash awards paid with respect to performance for the applicable year under the annual incentive program and (ii) for 2021 only, payment to each of Messrs. Conrad and Chadha of the 2019-2021 performance-based cash awards in the amount of $1,000,000 each.

(4) The amounts shown in this column include the following for 2022:

Name	401(k) Match $	Dividend Equivalents[a] $	Total All Other Compensation $
Douglas H. Shulman	12,200	3,193,929	3,206,129
Micah R. Conrad	12,200	751,106	763,306
Rajive Chadha	12,200	865,004	877,204

(a) The values in this column represent dividend equivalent payments during 2022 in respect of RSUs, PSUs and Performance Option Awards held by our NEOs. These amounts are reported in this column because they are not included in the grant date fair value of awards.

2022 Grants of Plan-Based Awards Table

The table below summarizes information regarding grants of plan-based awards to our NEOs during 2022.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3] (#)	Grant Date Fair Value of Stock Awards ($)[4]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Douglas H. Shulman	1/26/2022	1,083,333	2,166,667	3,250,000					
	1/27/2022	—	—	—	21,064	42,128	63,192	—	2,120,724
	1/26/2022	—	—	—	—	—	—	49,922	2,592,449
Micah R. Conrad	1/26/2022	308,334	616,667	925,000					
	1/27/2022	—	—	—	5,995	11,990	17,985	—	603,577
	1/26/2022	—	—	—	—	—	—	14,208	737,821
Rajive Chadha	1/26/2022	291,667	583,333[2]	875,000					
	1/27/2022	—	—	—	5,671	11,342	17,013	—	570,956
	1/26/2022	—	—	—	—	—	—	13,440	697,939

(1) Represents cash awards under the 2022 annual incentive program. The amounts reported represent the threshold, target and maximum awards (50%, 100% and 150% of target, respectively) that could be earned based on achievement of quantitative and qualitative goals as determined by the Committee. Based on the actual achievement for 2022 under the terms of the annual incentive program, the Committee approved cash payouts in early 2023 at 88% of target, as reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table for 2022 above.

(2) Represents annual PSUs granted in 2022. The PSUs will vest after three years on a date to be determined by the Committee, to the extent earned based upon the attainment of performance goals established by the Committee for the 2022-2024 performance period and as further described in the CD&A.

(3) Represents performance-based RSUs granted under the 2021 annual incentive program. The amount reported in this table represents the performance-based RSUs that were granted in early 2022 following the Committee's determination that 2021 performance goals had been achieved. The performance-based RSUs vest in three equal annual installments, with one-third having vested on February 18, 2022, one-third having vested on February 17, 2023 and one-third vesting on February 20, 2024.

(4) Amounts reported in this column are calculated in accordance with ASC 718 based on the probable achievement of the underlying performance conditions. For a summary of the assumptions used in the valuation of these equity-based awards, please see Note 16, *Share-Based Compensation*, to our audited consolidated financial statements included in our 2022 Annual Report.

The 2022 Grants of Plan-Based Awards Table reports the dollar value of cash (non-equity) incentive awards and the number and value of equity awards granted to each executive officer during 2022. With regard to cash incentives, this table reports the range of potential values that could have been obtained by the executive officer; whereas the Summary Compensation Table reports the actual value realized for 2022. Equity amounts represent the grant date values of the awards determined under ASC 718 for purposes of financial statement reporting, which are based on probable outcomes. Grant date fair values reflected in the

2022 Grants of Plan-Based Awards Table do not include dividend equivalent payments with respect to the underlying equity-based awards.

Outstanding Equity Awards at 2022 Fiscal Year-End Table

The following table summarizes the equity awards held by our NEOs that were unvested and outstanding as of December 31, 2022.

	Option Awards(1)					Stock Awards			
	Number of Securities Underlying Unexercised Options		Equity Incentive Plan Awards: Number of Securities Underlying Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Name	Exercisable (#)	Unexercisable (#)	(#)	($)		(#)	($)(2)	(#)	($)(2)
Douglas H. Shulman	—	—	125,000	22.01	7/16/2024	121,740(3)	4,055,159	169,330(6)	5,640,382
Micah R. Conrad	—	—	40,000	19.11	7/26/2024	42,124(4)	1,403,150	59,730(7)	1,989,606
Rajive Chadha	—	—	40,000	19.11	7/26/2024	41,367(5)	1,377,935	58,528(8)	1,949,568

(1) The Performance Option Awards held by the NEOs were issued in three tranches, the first two of which settled during 2021. The third tranche remains unvested and is reflected in this column. The unvested tranche is subject to a vesting condition relating to the Company achieving a specified VWAP over a consecutive six-month period by July 2024. As of December 31, 2022, the VWAP goal for Tranche III was $73.61 for Mr. Shulman and $74.11 for Messrs. Conrad and Chadha, in each case subject to further adjustment (as described below). The awards include reductions to the VWAP and the base calculation price of unvested awards as follows: an amount equal to 50% of any cash dividends is applied to reduce the VWAP and the base calculation price; the remaining 50% of any cash dividends is paid to the award holder as soon as practicable following the date such cash dividend is paid to holders of shares of common stock, provided that the award holder remains employed. If the award holder is no longer employed, an amount equal to 100% of any cash dividend is applied to reduce the VWAP and the base calculation price.

(2) Based on the closing market price of Company common stock on December 30, 2022 of $33.31 per share.

(3) Represents RSUs granted to Mr. Shulman in 2021 and 2022 that were unvested as of December 31, 2022. The vesting schedule for the RSUs is as follows: 30,099 vested in February 2023, 25,000 are scheduled to vest in July 2023, 16,641 are scheduled to vest in February 2024, 25,000 are scheduled to vest in July 2024 and 25,000 are scheduled to vest in July 2025.

(4) Represents RSUs granted to Mr. Conrad in 2021 and 2022 that were unvested as of December 31, 2022. The vesting schedule for the RSUs is as follows: 9,263 vested in February 2023, 9,375 are scheduled to vest in September 2023, 4,736 are scheduled to vest in February 2024, 9,375 are scheduled to vest in September 2024 and 9,375 are scheduled to vest in September 2025.

(5) Represents RSUs granted to Mr. Chadha in 2021 and 2022 that were unvested as of December 31, 2022. The vesting schedule for the RSUs is as follows: 8,762 vested in February 2023, 9,375 are scheduled to vest in September 2023, 4,480 are scheduled to vest in February 2024, 9,375 are scheduled to vest in September 2024 and 9,375 are scheduled to vest in September 2025.

(6) Represents PSUs granted to Mr. Shulman in 2020, 2021 and 2022, reflecting actual performance levels with respect to PSUs granted in 2020, threshold performance levels with respect to annual PSUs granted in 2021 and 2022 and target performance for retention PSUs granted in 2021. The vesting schedule for the PSU awards is as follows: 29,240 annual PSUs vested in the first quarter of 2023, 19,026 annual PSUs will vest in the first quarter of 2024, 21,064 annual PSUs will vest in the first quarter of 2025 and 100,000 retention PSUs granted in 2021 will vest no later than July 2028, in each case based upon actual achievement of the quantitative goals as determined by the Committee.

(7) Represents PSUs granted to Mr. Conrad in 2020, 2021 and 2022 reflecting actual performance levels with respect to PSUs granted in 2020, threshold performance levels with respect to annual PSUs granted in 2021 and 2022 and target performance for retention PSUs granted in 2021. The vesting schedule for the PSU awards is as follows:

9,835 annual PSUs vested in the first quarter of 2023, 6,400 annual PSUs will vest in the first quarter of 2024, 5,995 annual PSUs will vest in the first quarter of 2025 and 37,500 retention PSUs will vest no later than September 2028, in each case based upon actual achievement of the quantitative goals as determined by the Committee.

(8) Represents PSUs granted to Mr. Chadha in 2020, 2021 and 2022 reflecting actual performance levels with respect to PSUs granted in 2020, threshold performance levels with respect to annual PSUs granted in 2021 and 2022 and target performance for retention PSUs granted in 2021. The vesting schedule for the PSU awards is as follows: 9,303 annual PSUs vested in the first quarter of 2023, 6,054 annual PSUs will vest in the first quarter of 2024, 5,671 annual PSUs will vest in the first quarter of 2025 and 37,500 retention PSUs will vest no later than September 2028, in each case based upon actual achievement of the quantitative goals as determined by the Committee.

2022 Options Exercised and Stock Vested Table

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Douglas H. Shulman[1]	—	—	228,429	11,514,687
Micah R. Conrad[2]	—	—	52,085	2,541,409
Rajive Chadha[3]	—	—	57,037	2,780,290

(1) Represents 155,300 PSUs that vested on January 27, 2022 with a value of $51.93 per share, 48,129 RSUs that vested on February 18, 2022 with a value of $52.00 per share and 25,000 RSUs that vested on July 15, 2022 with a value of $37.89 per share on the respective vesting dates.

(2) Represents 27,383 PSUs that vested on January 27, 2022 with a value of $51.93 per share, 15,327 RSUs that vested on February 18, 2022 with a value of $52.00 per share and 9,375 RSUs that vested on September 7, 2022 with a value of $34.39 per share on the respective vesting dates.

(3) Represents 24,318 PSUs that vested on January 27, 2022 with a value of $51.93 per share, 14,500 RSUs that vested on February 18, 2022 with a value of $52.00 per share, 8,844 RSUs that vested on April 20, 2022 with a value of $49.87 per share and 9,375 RSUs that vested on September 7, 2022 with a value of $34.39 per share on the respective vesting dates.

2022 Nonqualified Deferred Compensation

The amounts shown in this table reflect NEO activity under our NQDC Plan, which took effect in 2022. Our NQDC Plan provides employees with a base salary equal to or in excess of $200,000, including each of our NEOs, with the option to defer receipt of up to 100% of their annual cash incentives and up to 80% of their base salaries. Deferral elections must be made on an annual basis. Participant contributions under the NQDC Plan are fully vested at all times and distributions from participant accounts will be made following a participant's separation of service, death, disability, unforeseen emergency or as of a future payment date specified by the participant.

Name	**Executive Contributions in Last Fiscal Year ($)[1]**	**Registrant Contributions in Last Fiscal Year ($)[2]**	**Aggregate Earnings in Last Fiscal Year ($)[3]**	**Aggregate Withdrawals / Distributions in Last Fiscal Year ($)**	**Aggregate Balance at Last Fiscal Year End ($)[4]**
Douglas H. Shulman	250,000	—	(11,855)	—	238,145
Micah R. Conrad	54,267	—	—	—	54,267
Rajive Chadha	256,667	—	—	—	256,667

(1) Represents elections made by our NEOs to defer base salary (in the case of Mr. Shulman) or annual cash incentives (in the case of Messrs. Conrad and Chadha) under our NQDC Plan for 2022. These amounts were also reported in the Summary Compensation Table as base salary and non-equity incentive plan compensation, respectively.

(2) Employer contributions are not permitted under our NQDC Plan.

(3) Mr. Shulman's account reflected losses in 2022, and there were no earnings on deferred compensation in 2022 for Messrs. Conrad or Chadha because their initial NQDC Plan contributions were made after fiscal year end with respect to annual cash incentives earned in 2022.

(4) No accumulated balances were previously reported as compensation in the Summary Compensation Table in our proxy statements for prior years, as the NQDC Plan became effective in 2022.

Potential Payments Upon Termination or Change-In-Control for 2022

The following table shows the payments and benefits that our NEOs would have been eligible to receive if their employment had been terminated or if a change in control of the Company had occurred as of December 31, 2022. Amounts used for equity awards are based on the closing market price of our common stock on December 30, 2022 of $33.31 per share.

Name	Type of Payment or Benefit	Voluntary Resignation without Good Reason or Retirement ($)	Termination Due to Disability or Death ($)	Termination without Cause ($)	Termination for Good Reason ($)	Change in Control ($)[1]	Termination without Cause or for Good Reason following a Change in Control ($)
Douglas H. Shulman[2]	Cash Severance Payment	—	—	13,595,321	13,595,321	—	13,595,321
	Acceleration of Unvested RSUs	—	4,055,159	1,835,348	—	—	4,055,159
	Acceleration of Unvested PSUs	—	—	—	—	—	6,975,747
	Continuation of Benefits Payment	—	—	26,574	26,574	—	26,574
	Total	—	4,055,159	14,651,067	13,621,895	—	24,652,801
Micah R. Conrad[3][4]	Cash Severance Payment	—	—	500,000	—	—	500,000
	Acceleration of Unvested RSUs	—	1,403,150	620,832	—	—	1,403,150
	Acceleration of Unvested PSUs	—	—	—	—	—	2,402,450
	Continuation of Benefits Payment	—	—	26,574	—	—	26,574
	Total	—	1,403,150	785,125	—	—	4,332,174
Rajive Chadha[3][5]	Cash Severance Payment	—	—	500,000	—	—	500,000
	Acceleration of Unvested RSUs	—	1,377,935	604,143	—	—	1,377,935
	Acceleration of Unvested PSUs	—	—	—	—	—	2,340,094
	Continuation of Benefits Payment	—	—	18,306	—	—	18,306
	Total	—	1,377,935	760,168	—	—	4,236,335

(1) None of the NEOs is eligible to receive benefits solely in the event of a change in control. Notwithstanding the foregoing, the Omnibus Incentive Plan and certain of the NEOs' award agreements contemplate acceleration of vesting of equity awards if such awards are not assumed and/or substituted upon a change in control.

(2) Under Mr. Shulman's employment agreement, in the event of a termination by the Company without cause or by the executive for good reason (whether or not in connection with a change in control), he will receive a cash severance payment of an aggregate amount equal to (i) $2,633,333 payable over 24 months (or, if such termination occurs within the 24-month period following a change in control, a single lump sum), plus (ii) any earned but unpaid annual and long-term incentive for the calendar year immediately preceding the termination, plus (iii) an amount equal to two-thirds of the average annual and long-term incentive earned in respect of the three years completed prior to the year of termination. Under the terms of Mr. Shulman's employment agreement, he is also

entitled to a lump sum distribution equal to 12 months of premiums for COBRA continuation for Mr. Shulman and his dependents, representing $26,574.

Mr. Shulman's RSU award agreements provide that (a) upon a termination without cause, the RSUs next scheduled to vest will vest, representing a total of 55,099 RSUs, or $1,835,348, and (b) upon a termination without cause (or, for the RSUs granted in 2021 and 2022, resignation for good reason) during the 12 months following a change in control, or upon his death or disability, all unvested RSUs will vest, representing 121,740 RSUs, or $4,055,159.

Mr. Shulman's PSU award agreements, including his annual PSUs and retention PSUs, provide that a total of 209,419 PSUs will vest upon a termination without cause (or, for the PSUs granted in 2021 and 2022, resignation for good reason) during the 12 months following a change in control, or $6,975,747, and do not otherwise vest upon termination.

(3) As of December 31, 2022, Messrs. Conrad and Chadha were eligible to receive severance benefits pursuant to the Executive Severance Plan. Under the Executive Severance Plan, upon a termination by the Company without cause (whether or not in connection with a change in control) or by the executive for good reason within 12 months following a change in control, each executive receives base salary continuation for 12 months and a lump sum distribution equal to 12 months of premiums for COBRA continuation for the executive and his dependents at the rates in effect on the date of termination. Messrs. Conrad and Chadha are eligible to receive lump-sum COBRA premiums pursuant to the terms of the Executive Severance Plan in the amounts of $26,574 and $18,306, respectively.

(4) Mr. Conrad's RSU award agreements provide that (a) upon a termination without cause, the RSUs next scheduled to vest will vest, representing a total of 18,638 RSUs, or $620,832, and (b) upon a termination without cause (or, for the RSUs granted in 2021 and 2022, resignation for good reason) during the 12 months following a change in control, or upon his death or disability, all unvested RSUs will vest, representing 42,124 RSUs, or $1,403,150.

Mr. Conrad's PSU award agreements, including his annual PSUs and retention PSUs, provide that a total of 72,124 PSUs will vest upon a termination without cause (or, for the PSUs granted in 2021 and 2022, resignation for good reason) during the 12 months following a change in control, or $2,402,450, and do not otherwise vest upon termination.

(5) Mr. Chadha's RSU award agreements provide that (a) upon a termination without cause, the RSUs next scheduled to vest will vest, representing a total of 18,137 RSUs, or $604,143, and (b) upon a termination without cause (or, for the RSUs granted in 2021 and 2022, resignation for good reason) during the 12 months following a change in control, or upon his death or disability, all unvested RSUs will vest, representing 41,367 RSUs, or $1,377,935.

Mr. Chadha's PSU award agreements, including his annual PSUs and retention PSUs, provide that a total of 70,252 PSUs will vest upon a termination without cause (or, for the PSUs granted in 2021 and 2022, resignation for good reason) during the 12 months following a change in control, or $2,340,094, and do not otherwise vest upon termination.

Severance and Change-in-Control Arrangements

Executive Severance Plan

Our Executive Severance Plan is intended to facilitate changes in the leadership team by establishing terms for the separation of an executive officer in advance, allowing for a smooth transition of responsibilities when it is in the best interests of the Company. As of December 31, 2022, the Committee had identified Messrs. Chadha and Conrad as "eligible executives," as defined in the Executive Severance Plan for purposes of participation in such plan. The Executive Severance Plan provides for severance payments and benefits to the eligible executives in the event of a "qualifying termination." A qualifying termination is defined as (i) a termination by the Company without "cause" or (ii) a termination by the executive for "good reason" on or before the 12-month anniversary of a "change in control" (each term, as defined in the Executive Severance Plan). In the event of a qualifying termination and subject to the eligible executive's adherence to the covenants contained in the Executive Severance Plan and execution of a severance agreement (including a general waiver and release of claims along with certain non-competition and intellectual property protections), the Executive Severance Plan provides for (i) continued payment of the eligible executive's annual base salary for a period of 12 months and (ii) a lump sum cash payment in an amount equal to 12 months of premiums for COBRA continuation coverage for the eligible executive and their eligible dependents.

Omnibus Incentive Plan

In January 2021, we amended our Omnibus Incentive Plan to provide that, unless otherwise determined by the plan administrator, if a change in control occurs (as defined in the Omnibus Incentive Plan), and the employment of the holder of an award granted under the plan (an "Award") is terminated by the Company without cause (as defined in the Omnibus Incentive Plan) on or after the effective date of the change in control but prior to 12 months following the change in control, then: (i) any unvested portion of any Award carrying a right to exercise shall become fully vested and exercisable; and (ii) the restrictions, deferral limitations, payment conditions, and forfeiture conditions applicable to an Award granted under the Omnibus Incentive Plan shall lapse and such Award shall be deemed fully vested and any performance goals imposed with respect to such Awards shall be deemed to be fully achieved. The change in control protection provided by the Omnibus Incentive Plan does not apply to the voluntary termination of employment by an Award recipient following a change in control for "good reason" or otherwise.

Mr. Shulman's Employment Agreement

In July 2018, we entered into an employment agreement with Mr. Shulman pursuant to which he began serving as our CEO on September 8, 2018, and which reflected advice from our independent compensation consultant and consideration of the terms of Mr. Shulman's compensation arrangements with his prior employer.

Pursuant to our employment agreement with Mr. Shulman, and an adjustment to base salary and incentive opportunity approved by the Committee in July 2021, Mr. Shulman receives an annual base salary of $1,000,000 and is eligible for an annual target incentive of $6,500,000, payable in cash, RSUs and PSUs, subject to achievement of performance goals established by the Committee. The employment agreement also provided that the PSUs to be granted to Mr. Shulman pursuant to our annual equity grant determination for 2019 would include a prorated grant made with respect to his 2018 service.

Mr. Shulman is eligible to receive the termination benefits pursuant to his employment agreement. If Mr. Shulman's employment is terminated by the Company other than for "cause" (as defined in the agreement, but not including a termination of employment due to death or disability) or he resigns for "good reason" (as defined in the agreement and summarized below), and if Mr. Shulman executes a general release of claims in a form acceptable to the Company and continues to comply with all applicable restrictive covenants, then he would be entitled to: (i) a severance payment equal to $2,633,333, payable in equal installments over a 24-month period in accordance with the Company's payroll (or, if such termination occurs within the 24-month period following a "change in control" (as defined in the agreement), a single lump sum); (ii) any earned but unpaid annual and long-term incentive for the calendar year immediately preceding the termination; (iii) an amount equal to two-thirds of the average annual and long-term incentive earned in respect of the three years completed prior to the year of termination; and (iv) a lump sum payment equal to 12 months of COBRA premiums.

For purposes of Mr. Shulman's employment agreement, "good reason" means (i) a material reduction in his duties, authorities, responsibilities or reporting relationships; (ii) the reduction of his base salary or annual and long-term incentive opportunity (in each case, other than an across-the-board reduction affecting all senior management of the Company which reduction results in the decrease of his base salary or annual and long-term incentive opportunity, as applicable, of less than 10%); (iii) relocation of his principal location of employment by more than 50 miles (unless such new location is closer to his primary residence in New York City); (iv) the failure to nominate him as a member of the board of directors of the Company; or (v) the failure to pay him compensation when due under the terms of his employment agreement.

Pursuant to the employment agreement, as amended in July 2021, Mr. Shulman is bound by certain restrictive covenants including confidentiality, non-disparagement, work product and, during the term of his employment and for a period of one year thereafter, non-solicitation of employees, consultants and customers and non-competition. The Company is bound by a non-disparagement covenant.

Mr. Chadha's Employment Agreement

In connection with Mr. Chadha's appointment as Executive Vice President and Chief Operating Officer, the Company entered into an offer letter agreement with Mr. Chadha setting forth the terms of his employment and compensation. The terms of the offer letter agreement reflect consideration of the terms of Mr. Chadha's compensation arrangements with his prior employer and the results of negotiations between the parties to the agreement.

The letter agreement provides for an annual base salary of $450,000 and eligibility for a 2019 annual target incentive of $1,750,000, with one-third payable in cash, one-third granted in RSUs (in each case, subject to the achievement of performance goals established by the Committee relating to the 2019 performance period), and the remaining one-third granted in PSUs, with vesting based on performance over the 2019-2021 performance period. In addition to the annual incentive award, Mr. Chadha was granted a three-year performance-based cash award and Performance Option Awards, subject to vesting conditions described in "Compensation Discussion & Analysis — 2022 Compensation Elements — Performance-Based Awards." In addition, Mr. Chadha received certain relocation benefits, including reimbursed commuting expenses, home sale assistance and home purchase assistance.

CEO Pay Ratio

In accordance with SEC rules, we have calculated the ratio between the total compensation of our CEO and our median employee for 2022. To select our median employee we evaluated our employee population and determined our median employee using W-2 income as our consistently applied compensation measure. We selected our median employee from our entire employee population as of December 31, 2020, using annualized base pay for employees who were hired in 2020, and converting compensation for employees paid in currencies other than the U.S. dollar into U.S. dollars using a fiscal year 2020 exchange rate. We did not make any full-time equivalent adjustment for any employee when annualizing base pay. We examined a small group of employees for whom total cash compensation was clustered within a few dollars around the median. From this group, we selected an individual we determined to be reasonably representative of our median employee. The 2020 median employee has since left the Company and, as permitted by applicable SEC rules, we have substituted another employee whose 2020 compensation was substantially similar to the original median employee. We do not believe that there have been any changes in our employee population or employee compensation arrangements that would significantly impact our CEO pay ratio disclosure.

The 2022 annual total compensation for the median employee, who serves as a personal loan specialist, determined in accordance with SEC rules was $58,756. The 2022 annual total compensation for our CEO, Mr. Shulman, was $10,825,968, as reported in the "Total" column of the Summary Compensation Table. The resulting pay ratio is estimated to be approximately 184 to 1.

Amounts reported in the Summary Compensation Table for our NEOs, including our CEO, are determined pursuant to SEC rules that do not necessarily reflect amounts actually received or realized by, or value actually delivered to, our NEOs, including our CEO. In addition, other companies have different employee demographics and compensation and benefit practices. As a result, CEO pay ratios reported by other companies may vary significantly and likely are not comparable to our CEO pay ratio.

Pay Versus Performance

The following table presents certain information regarding compensation paid to our CEO and other NEOs, and certain measures of financial performance, for the three years ended December 31, 2022. The amounts shown below are calculated in accordance with Item 402(v) of Regulation S-K.

Year	Summary Compensation Table Total for CEO	Compensation Actually Paid to CEO[1]	Average Summary Compensation Table Total for Non-CEO NEOs[2]	Average Compensation Actually Paid to Non-CEO NEOs[2]	Value of Initial Fixed $100 Investment Based On:		Net Income (in millions)	C&I Capital Generation[4] (in millions)
					Total Stockholder Return	Peer Group Total Stockholder Return[3]		
2022	$10,825,968	$ 3,745,311	$3,148,402	$ 647,344	$121.88	$106.95	$ 878	$1,070
2021	$21,715,068	$39,608,197	$8,166,095	$14,259,457	$167.32	$122.43	$1,314	$1,303
2020	$ 9,739,632	$13,192,003	$3,238,132	$ 3,902,537	$135.33	$ 97.76	$ 730	$1,056

(1) Mr. Shulman served as our Chief Executive Officer for each year presented

(2) Messrs. Conrad and Chadha were our other NEOs for each year presented.

(3) The market index used was the NYSE Financial Sector Index.

(4) The company-selected measure is C&I Capital Generation, which is a non-GAAP financial measure. Refer to Appendix A for a description of how this measure is calculated and, for 2022, a reconciliation to the most directly comparable measure calculated under GAAP.

The following table reconciles the total compensation shown in the Summary Compensation Table to the compensation actually paid to NEOs shown in the Pay Versus Performance Table above.

Year	Summary Compensation Table Total	Less: Equity Awards Included in Summary Compensation Table	Add: Year-End Value of Unvested Equity Awards Granted in Year	Add: Change in Year-End Value of Unvested Equity Awards Granted in Prior Years	Add: Vesting Date Value of Equity Awards Granted and Vested During Year	Add: Change in Value of Unvested Equity Awards Granted in Prior Years that Vested During Year[a]	Total Compensation Actually Paid[a]
CEO							
2022	$10,825,968	$ (4,713,173)	$ 2,511,907	$(5,796,156)	$865,280	$ 51,485	$ 3,745,311
2021	$21,715,068	$(14,005,170)	$13,771,899	$ 84,304	$659,124	$17,382,972	$39,608,197
2020	$ 9,739,632	$ (4,221,360)	$ 3,870,523	$ 2,949,852	$865,897	$ (12,541)	$13,192,003
Non-CEO NEOs							
2022	$ 3,148,402	$ (1,305,147)	$ 695,579	$(2,052,692)	$239,616	$ (78,414)	$ 647,344
2021	$ 8,166,095	$ (4,853,630)	$ 5,009,300	$ (51,126)	$215,683	$ 5,773,135	$14,259,457
2020	$ 3,238,132	$ (1,381,488)	$ 1,266,680	$ 533,624	$283,366	$ (37,778)	$ 3,902,537

(a) Amounts reported for 2021 reflect the settlement of two tranches of Performance Option Awards.

The following charts reflect the compensation actually paid to the Company's Chief Executive Officer and the average compensation actually paid to the non-CEO NEOs, respectively, and their relation to (i) the Company's TSR, (ii) the Company's net income, and (iii) the Company's selected measure of financial performance, C&I Capital Generation, in each case for 2020, 2021 and 2022. We also show below the relationship between the Company's TSR and the TSR of the Company's Peer Group over this period.

The Company's net income and C&I Capital Generation trended up from 2020 to 2021, correlating with higher compensation actually paid to the Company's Chief Executive Officer and average compensation actually paid to the non-CEO NEOs in 2021 as compared to 2020. These financial measures declined from 2021 to 2022, but remaining above 2020 levels, while the compensation actually paid to the Company's Chief Executive Officer and the average compensation actually paid to the non-CEO NEOs declined to below 2020 levels. The Company's TSR increased in 2020 and 2021, before declining in 2022 to an amount that remained above 2020 TSR, while Peer Group TSR declined in 2020, increased in 2021 and declined in 2022 to an amount that remained above the 2020 level. The Company's TSR exceeded the Peer Group TSR for each year measured.

**Compensation Actually Paid
and OneMain TSR**



**Compensation Actually Paid
and Net Income**



**Compensation Actually Paid
and C&I Capital Generation**



OneMain TSR and Peer Group TSR



OneMain considers the following to be the most important financial performance measures it uses to link compensation actually paid to its NEOs, for 2022, to company performance.

Financial Performance Measures
C&I Capital Generation*
C&I Capital Generation ROR*
C&I Operating Expenses*
New Products/Channels Originations

*   Refer to Appendix A for a description of these non-GAAP financial measures and reconciliations to the most directly comparable measures calculated under GAAP.

Audit Committee Matters

Proposal 3 – Ratification of Appointment of Independent Auditors

The Audit Committee has appointed PricewaterhouseCoopers LLP as the independent registered public accounting firm to audit the consolidated financial statements of the Company for the year ending December 31, 2023. The Board is asking stockholders to ratify the appointment. Although SEC regulations and the NYSE listing requirements require the Company's independent registered public accounting firm to be engaged, retained and supervised by the Audit Committee, the Board considers the selection of an independent registered public accounting firm to be an important corporate governance matter for stockholders to provide input to the Audit Committee and the Board. If the appointment of PricewaterhouseCoopers LLP is not ratified, the matter of the appointment of the independent registered public accounting firm will be re-considered by the Audit Committee. Representatives of PricewaterhouseCoopers LLP are expected to be available at the Annual Meeting by phone and will be given an opportunity to make a statement if they desire to do so. They also will be available to respond to appropriate stockholder questions regarding the Company's financial statements.

⊘ **The Board recommends a vote "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the year ending December 31, 2023.**

Audit Committee Policies and Procedures

Audit Committee's Pre-Approval Policies and Procedures

Our Audit Committee is responsible for pre-approving all audit services and permitted non-audit services, including the fees and terms thereof, to be performed for us and our subsidiaries by our independent registered public accounting firm, PricewaterhouseCoopers LLP. The Audit Committee has adopted a pre-approval policy and implemented procedures that provide that all engagements of our independent registered public accounting firm are reviewed and pre-approved by the Audit Committee, except for such services that fall within the *de minimis* exception for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act that our Audit Committee approves prior to the completion of the audit. The pre-approval policy also permits the delegation of pre-approval authority to a member of the Audit Committee between meetings of the committee, and any such approvals are reviewed and ratified by the committee at its next scheduled meeting. The Audit Committee has delegated to the Chair of the committee the authority to pre-approve permissible non-audit services.

Independent Auditor Tenure and Rotation

As part of its auditor engagement process, the Audit Committee considers whether to rotate the independent audit firm. PricewaterhouseCoopers LLP has been our independent auditor since 2002. PricewaterhouseCoopers LLP rotates its lead audit engagement partner every five years and the Audit Committee interviews proposed candidates and selects the lead audit engagement partner. The Audit Committee believes there are significant benefits to having an independent auditor with an extensive history with the Company.

Independent Registered Public Accounting Firm Fees and Services

For the years ended December 31, 2022 and 2021, professional services were performed for us by PricewaterhouseCoopers LLP, our independent registered public accounting firm, pursuant to the oversight of our Audit Committee. Set forth below are the fees billed to us by PricewaterhouseCoopers LLP for the years ended December 31, 2022 and 2021. All fees and services were pre-approved in accordance with the Audit Committee's pre-approval policy.

	2022	2021
Audit Fees	$12,045,000	$11,591,000
Audit-Related Fees	$ 355,000	$ 1,434,000
Tax Fees	$ 175,000	$ 40,000
All Other Fees	$ 58,000	$ 8,000
Total Fees	**$12,633,000**	**$13,073,000**

Audit Fees. Audit fees primarily related to the annual audits of the combined consolidated financial statements of the Company and OneMain Finance Corporation ("OMFC") included in the 2022 Annual Report, the annual audit of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, the reviews of the combined condensed consolidated financial statements of the Company and OMFC included in our Quarterly Reports on Form 10-Q, and statutory audits of our insurance subsidiaries.

Audit-Related Fees. For 2022 and 2021, audit related fees primarily related to comfort letters issued to underwriters for debt and security offerings, implementation of accounting standards updates and certain other agreed-upon procedures.

Tax Fees. For 2022 and 2021, tax fees related to the computation of certain tax credits.

All Other Fees. For 2022 and 2021, all other fees related to services for our insurance subsidiaries.

Audit Committee Report

The Audit Committee is a standing committee of the Board that comprises solely non-employee directors who have been affirmatively determined to be "independent" within the meaning of the NYSE Listing Standards and Section 10A of the Exchange Act. The Audit Committee operates pursuant to a written charter that is available under the Corporate Governance tab on our investor relations website at http://investor.onemainfinancial.com and is also available to stockholders upon request, addressed to OneMain Holdings, Inc., c/o Corporate Secretary, Attn: Legal Department, 601 NW Second Street, Evansville, Indiana 47708.

The Company's management is responsible for the preparation of the Company's consolidated financial statements and the Company's overall financial reporting process. PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, is responsible for expressing opinions on the conformity of the Company's audited consolidated financial statements with GAAP. The Audit Committee's responsibility is to monitor and oversee these processes. The Audit Committee is also solely responsible for the selection and termination of the Company's independent registered public accounting firm, including the approval of audit fees and any permissible non-audit services provided by and fees paid to the independent registered public accounting firm. See "Board of Directors — Board Structure — Committees of the Board — Audit Committee" above for additional information regarding the role and responsibilities of the Audit Committee.

In connection with the preparation of the Company's consolidated financial statements for the year ended December 31, 2022, the Audit Committee:

- Reviewed and discussed the Company's audited consolidated financial statements with management;

- Discussed with the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the SEC governing communications between auditors and audit committees, including the scope of the audit, the Company's critical accounting policies and estimates, new accounting guidance and the critical audit matter addressed during the audit; and

- Received the written disclosures and the letters from PricewaterhouseCoopers LLP required by the applicable requirements of the PCAOB regarding PricewaterhouseCoopers LLP's communications with the Audit Committee concerning independence and has discussed with PricewaterhouseCoopers LLP their independence.

Based upon these reviews and discussions, the Audit Committee recommended to the Board of Directors that the Company's audited consolidated financial statements be included in the Company's 2022 Annual Report, for filing with the SEC.

Audit Committee of the Board of Directors
Roy A. Guthrie
Philip L. Bronner
Richard A. Smith

Management Proposals

Proposal 4 – Amendments to Charter and Bylaws to Eliminate Classified Board Structure

The Board is committed to sound corporate governance and has determined that it would be in the best interest of the Company and its stockholders to amend Article FIFTH of the Charter and Sections 3.1, 3.2 and 3.6 of the Bylaws to phase out the classified structure of the Board over a three-year period, and beginning at the Company's 2026 Annual Meeting of Stockholders, to institute annual voting to elect each director to serve a one-year term.

By phasing out our classified board structure, we believe that we will further our goal of ensuring that our corporate governance policies maximize the accountability of the Board to our stockholders.

Current Classified Board Structure

The Charter and Bylaws currently provide for the Board to be divided into three classes of directors serving staggered three-year terms, with the classes being as equal in number as possible. Consequently, at each annual meeting of our stockholders, only one class of directors has an expiring term that subjects it to re-election at that meeting. The current structure of the Board sometimes is referred to as a "classified" or "staggered" board of directors.

Declassified Board Proposal

During our stockholder engagement process, a number of investors informed us that they supported declassified boards of directors and requested that we consider amending our Charter and Bylaws to provide for the annual election of directors. The stockholders that we engaged with generally supported a phase-out approach of declassifying the board over three years. Following a recommendation by the NCG Committee, the Board approved amendments to the Charter and Bylaws to declassify the Board over a three-year period, subject to stockholder approval. The material terms of the Declassified Board Proposal are described herein, and the form of the proposed Amended and Restated Certificate of Incorporation of the Company (the "Proposed Charter") and the proposed Amended and Restated Bylaws of the Company (the "Proposed Bylaws") as adopted by the Board to give effect to the Declassified Board Proposal are attached to this proxy statement as Appendix B. In addition to implementing the Declassified Board Proposal the Proposed Charter reflects the Company's current name and the name of the Proposed Charter.

If the Declassified Board Proposal is approved by stockholders, the Charter and Bylaws will be modified such that for the annual meetings of stockholders in 2024 and 2025, the classes of directors whose terms expire at those meetings will be nominated for re-election for two- and one-year terms, respectively, and the Board will become fully declassified, with all directors standing for annual election, beginning with the Company's 2026 Annual Meeting. In addition, consistent with Delaware law for declassified boards of directors, if the Declassified Board Proposal is approved our directors will be subject to removal, with or without cause, upon a majority vote of our outstanding shares.

If the Declassified Board Proposal is not approved by our stockholders, the Board will remain classified, and our directors will continue to be subject to the current classification set forth in the Charter and Bylaws, in which case each class of directors that is elected will serve a three-year term and will be subject to re-election for a subsequent three-year term at the expiration of that class's term. Furthermore, in accordance with Delaware law, our directors would remain subject to removal only for cause upon the vote of at least 80% of our outstanding shares.

Reasons for the Declassified Board Proposal

The Board recognizes that a classified board structure may offer several advantages, such as promoting board continuity and stability, encouraging directors to take longer-term perspectives and ensuring that a majority of directors will always have prior experience with the Company. Additionally, classified boards may provide increased protection in the context of certain company takeover tactics, as a classified board makes it more difficult to change a majority of all directors in a single year.

The Board, however, also appreciates and considered the potential advantages of declassification, including the ability for our stockholders to evaluate directors annually, which reinforces our directors' accountability to stockholders. Many believe that the election of directors is the primary means for stockholders to influence corporate governance policies and to hold management accountable for implementing these policies. In addition, proponents of declassified boards assert that a staggered structure for the election of directors may discourage proxy contests in which stockholders have an opportunity to vote for a competing slate of nominees. Accordingly, those who support declassified boards believe that the insulation from annual stockholder evaluation that accompanies a classified board may not optimally align with maximizing stockholder value.

The Board has concluded that the Company's governance program is vital to creating long-term stockholder value and that the phased declassification of the Board, if the Declassified Board Proposal is approved, would further support the Company's commitment to this goal.

Vote Required for Approval

Approval of the Declassified Board Proposal requires the affirmative vote of the holders of at least 80% of the issued and outstanding shares of Company common stock entitled to vote on the proposal.

⊘ **The Board recommends a vote "FOR" the amendments to the Charter and Bylaws to eliminate the classified structure of the Board.**

Proposal 5 – Amendments to Bylaws to Provide for Majority Voting Standard in Uncontested Election

The Board has determined that it would be in the best interest of the Company and its stockholders to amend Section 3.1 of the Bylaws to provide for director nominees to be elected by a majority, rather than a plurality, of votes in uncontested elections.

Providing for majority voting in uncontested elections will further align our corporate governance policies with accountability of the Board to our stockholders.

Current Voting Standard in Uncontested Elections

The Bylaws currently provide that directors shall be elected by a plurality of the votes of holders of shares present in person or represented by proxy and entitled to vote at a meeting of stockholders at which a quorum is present. Votes to withhold and broker non-votes, if any, do not have any effect on the election of a director.

Majority Voting Proposal

During our stockholder engagement process, our investors indicated general support for majority voting in uncontested elections and requested that the Board take action to implement majority voting at OneMain. Following a recommendation by the NCG Committee, the Board approved an amendment to the Bylaws, subject to receipt of stockholder approval, to provide that director nominees in uncontested elections would be elected by a majority, rather than a plurality, of votes cast. Abstentions and broker non-votes, if any, would continue not to have any effect on the election of a director. In the event of a contested election, which is one in which the number of validly nominated candidates exceeds the number of available board seats, director nominees would continue to be elected by a plurality of votes cast standard. The material terms of the Majority Voting Proposal are described herein, and the form of the Proposed Bylaws as adopted by the Board to give effect to the Majority Voting Proposal are attached to this proxy statement as Appendix C.

As proposed, if a director nominee in an uncontested election fails to receive majority support that nominee would be required to tender a conditional resignation. The NCG Committee would consider the resignation and make a recommendation to the Board, which would accept or reject the resignation and disclose its determination and the rationale within 90 days following the completion of the meeting.

Reasons for the Majority Voting Proposal

The Board carefully considered the advantages and disadvantages of the existing plurality voting standard and the proposed majority voting standard in uncontested director elections. Under the existing plurality voting standard, a director may be elected with as little as one affirmative vote because "withheld" votes have no legal effect. The Board believes that this voting standard limits the ability of stockholders to hold directors accountable by effectively restricting the power of stockholders to prevent the election of director nominees who run unopposed. The Board believes that requiring directors to be elected by a majority of votes cast enhances director accountability and that only director nominees with broad acceptability among our stockholders will be elected.

The Board believes that the Company's governance program is vital to creating long-term stockholder value and that the proposed majority voting standard in uncontested director elections, if the Majority Voting Proposal is approved, would further support this goal. A substantial number of companies has adopted a majority voting standard in uncontested director elections, including more than 72% of the companies in the Russell 1000 Index.

If the Majority Voting Proposal is not approved, directors will continue to be elected by plurality vote in uncontested elections.

Vote Required for Approval

Approval of the Majority Voting Proposal requires the affirmative vote of the holders of at least 80% of the issued and outstanding shares of Company common stock entitled to vote on the proposal.

⊘ **The Board recommends a vote "FOR" the amendments to the Company's Bylaws to provide for director nominees to be elected by a majority, rather than a plurality, of votes in uncontested elections.**

Information about Stock Ownership

Persons Owning More than 5% of OneMain Stock

The following table shows as of March 31, 2023, the most recent practicable date, according to publicly available information, the beneficial ownership of shares of Company common stock by each stockholder known to the Company to beneficially own more than 5% of Company common stock. As of March 31, 2023, there were 120,566,144 shares of the Company's common stock issued and outstanding.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
The Vanguard Group[1] 100 Vanguard Blvd. Malvern, PA 19355	12,270,098	10.18%
Capital International Investors[2] 333 South Hope Street, 55th Fl. Los Angeles, CA 90071	10,181,766	8.44%
FMR LLC[3] 245 Summer Street Boston, MA 02210	10,149,537	8.42%
Värde Partners, Inc.[4] 901 Marquette Ave. S, Suite 3300 Minneapolis, MN 55402	8,268,916	6.86%

(1) All information about The Vanguard Group ("Vanguard") is based on Amendment No. 6 to its Schedule 13G filed with the SEC on April 10, 2023. Vanguard reported that it is the beneficial owner of 12,270,098 shares of Company common stock representing 10.16% of our issued and outstanding common stock as of March 31, 2023. Vanguard also reported that it has sole dispositive power with respect to 12,095,804 shares of common stock and shared dispositive power of 174,294 shares of common stock.

(2) All information about Capital International Investors is based on its Schedule 13G filed with the SEC on February 13, 2023. Capital International Investors reported that it is the beneficial owner of 10,181,676 shares of Company common stock representing 8.3% of our issued and outstanding common stock as of December 30, 2022. Capital International Investors also disclosed that it is a division of Capital Research and Management Company, as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited, and that its divisions of each of the investment management entities collectively provide investment management services under the name "Capital International Investors."

(3) All information about FMR LLC ("FMR") is based on Amendment No. 9 to its Schedule 13G filed with the SEC on February 9, 2023. FMR reported that it is the beneficial owner of 10,149,537 shares of Company common stock representing 8.304% of our issued and outstanding common stock as of December 30, 2022. FMR also reported that it has sole voting power over 10,118,431 shares of common stock and sole dispositive power over 10,149,537 shares of common stock. FMR also disclosed the following: Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR, representing 49% of the voting power of FMR. The Johnson family group and all other Series B stockholders have entered into a stockholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the stockholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR.

(4) All information about Värde is based on Amendment No. 5 to its Schedule 13D (the "Värde Schedule 13D") filed with the SEC on February 15, 2023 by Värde Partners, Inc. ("Värde") and the other reporting persons listed therein. Värde reported that: each of Värde Partners, Inc., Värde Partners, L.P., Uniform Investco GP LLC, Uniform Investco LP and Ilfryn C. Carstairs beneficially owns and has shared voting and dispositive power over 8,268,916 shares of Company common stock; Uniform InvestCo Sub L.P. beneficially owns and has shared voting and dispositive

power over 4,944,066 shares of Company common stock; each of The Värde Specialty Finance Fund G.P., L.P., The Värde Specialty Finance Fund U.G.P., LLC and Värde SFLT, L.P. beneficially owns and has shared voting and dispositive power over 2,078,081 shares of Company common stock; each of The Värde Fund XII UGP, LLC, The Värde Fund XII G.P., L.P. and The Värde Fund XII (Master), L.P. beneficially owns and has shared voting and dispositive power over 1,306,546 shares of Company common stock; Värde Investment Partners, L.P. beneficially owns and has shared voting and dispositive power over 1,431,724 shares of Company common stock; each of Värde Credit Partners UGP, LLC, Värde Credit Partners G.P., L.P. and Värde Credit Partners Master, L.P. beneficially owns and has shared voting and dispositive power over 1,037,695 shares of Company common stock; each of The Värde Skyway Fund UGP, LLC, The Värde Skyway Fund G.P., L.P. and The Värde Skyway Master Fund, L.P. beneficially owns and has shared voting and dispositive power over 853,409 shares of Company common stock; each of Värde Investment Partners UGP, LLC and Värde Investment Partners G.P., L.P., beneficially owns and has shared voting and dispositive power over 2,993,185 shares of Company common stock; Värde Investment Partners (Offshore) Master, L.P. beneficially owns and has shared voting and dispositive power over 1,206,503 shares of Company common stock; and The Värde Fund VI-A, L.P. beneficially owns and has shared voting and dispositive power over 354,958 shares of Company common stock. Various relationships among such persons are described in the Värde Schedule 13D. As set forth in the Värde Schedule 13D, the principal address of each of the foregoing persons other than Mr. Carstairs is c/o Värde Partners, Inc., 901 Marquette Avenue South, Suite 3300, Minneapolis, MN 55402; the principal address of Mr. Carstairs is 88 Market Street #23-04, Singapore 048948.

OneMain Stock Beneficially Owned by Officers and Directors

The following table shows as of March 31, 2023, the most recent practicable date, according to publicly available information, the beneficial ownership of shares of Company common stock by: (i) each present director, including the nominees for re-election at the Annual Meeting; (ii) the Company's NEOs; and (iii) all directors and executive officers of the Company, as a group. As of March 31, 2023, there were 120,566,144 shares of the Company's common stock issued and outstanding. Beneficial ownership means that the individual has or shares voting power or dispositive power with respect to the shares of Company common stock or the individual has the right to acquire the shares within 60 days following March 31, 2023. Unless otherwise stated, the address for each beneficial owner is c/o Corporate Secretary, Attn: Legal Department, OneMain Holdings, Inc., 601 NW Second Street, Evansville, Indiana 47708. None of the directors or executive officers listed below owns 1% or more of the Company's common stock, individually or in the aggregate.

Name	Common Stock	Right to Acquire	Total
Douglas H. Shulman	249,924	0	249,924
Micah R. Conrad	56,939	0	56,939
Rajive Chadha	50,021	0	50,021
Philip L. Bronner	3,225	0	3,225
Phyllis R. Caldwell	1,739	2,787	4,526
Toos N. Daruvala	0	0	0
Roy A. Guthrie[1]	13,797	21,638	35,435
Valerie Soranno Keating	33,558	0	33,558
Aneek S. Mamik[2]	1,180	0	1,180
Richard A. Smith	8,730	8,362	17,092
Directors and executive officers as a group (10 persons)	**419,113**	**32,787**	**451,900**

(1) Mr. Guthrie is the Investment Manager of Guthrie 2012 Investments LP, which owns 13,797 shares of common stock. Mr. Guthrie disclaims beneficial ownership of the shares of common stock held by Guthrie 2012 Investments LP except to the extent of his direct pecuniary interest therein.

(2) The amount included in the table above represents Mr. Mamik's personal holdings in the Company's common stock. Mr. Mamik is an affiliate of Värde and may be deemed to beneficially own the shares of Company common stock through entities affiliated with Värde as described in footnote 4 to the "Persons Owning More than 5% of OneMain Stock" table above, although Mr. Mamik disclaims beneficial ownership of the shares of common stock beneficially owned by Värde except to the extent of his indirect pecuniary interest therein, if any.

Equity Compensation Plan Information

The following table sets forth information with respect to securities authorized for issuance under our equity compensation plans as of December 31, 2022:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]	Weighted average exercise price of outstanding options, warrants and rights[2]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))[3]
Equity compensation plans approved by security holders	1,823,432	—	12,335,931
Equity compensation plans not approved by security holders	—	—	—
Total	**1,823,432**	**—**	**12,335,931**

(1) Represents 1,823,432 shares of Company common stock reserved for issuance pursuant to RSUs (assuming maximum achievement of the applicable performance metrics) that were outstanding as of December 31, 2022.

(2) There is no exercise or purchase price for such RSUs.

(3) Represents shares of Company common stock that remained available for future issuance under our Omnibus Incentive Plan as of December 31, 2022, excluding shares identified in column (a) that are reserved for issuance pursuant to RSUs that were outstanding as of December 31, 2022.

Additional Information

Questions and Answers on the Annual Meeting and Voting

Q: What is this document?

A: This document is called a proxy statement and includes information regarding the matters to be acted upon at the Annual Meeting and certain other information required by the SEC and NYSE. This proxy statement is used by the Company's Board of Directors to solicit proxies to be voted at the Annual Meeting. Proxies are solicited to give all stockholders an opportunity to vote on the matters to be presented at the Annual Meeting, even if they cannot attend the meeting.

Q: Who pays the cost of soliciting proxies?

A: We are making this solicitation and will pay all costs of soliciting proxies. We have retained Alliance Advisors, LLC as a proxy solicitor to assist us in soliciting proxies for the Annual Meeting. We will pay them a fee of $15,000, plus reimbursable expenses and customary charges. The solicitation of proxies or votes may be made by mail, in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. We also will reimburse brokerage firms and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to stockholders.

Q: How is the Company distributing proxy materials?

A: We are using the SEC rule that allows companies to furnish proxy materials to their stockholders over the Internet. In accordance with this rule, on or about April 28, 2023, we mailed a Notice of Internet Availability to all stockholders entitled to vote at the Annual Meeting. By doing so, we save costs and reduce our impact on the environment. The Notice tells you how to:

- view our proxy materials for the Annual Meeting, including this proxy statement and the OneMain Holdings, Inc. Combined Annual Report on Form 10-K for the year ended December 31, 2022, on the Internet and vote; and

- instruct us to send proxy materials to you by mail or email.

You may also request delivery of an individual copy of the proxy statement and 2022 Annual Report by contacting us by mail at OneMain Holdings, Inc., c/o Corporate Secretary, Attn: Legal Department, 601 NW Second Street, Evansville, Indiana 47708 or by calling our Investor Relations department at (212) 359-2432.

Q: What happens if multiple stockholders share the same address?

A: If you and others who share your mailing address own Company common stock through bank or brokerage accounts, you may have received a notice that your household will receive only one copy of the proxy statement and 2022 Annual Report or Notice of Internet Availability. This practice, known as "householding," is designed to reduce the volume of duplicate information and reduce printing and postage costs. You may discontinue householding by contacting your bank or broker.

Q: When and where will the Annual Meeting be held?

A: The meeting will be held on June 13, 2023, at our corporate offices located at 601 NW Second Street, Evansville, Indiana 47708, beginning at 1:00 p.m. Central Time. Stockholders may obtain directions to the location of the meeting by contacting our Corporate Secretary, Attn: Legal Department, at 601 NW Second Street, Evansville, Indiana 47708, or by telephone at (812) 468-5455.

Q: How do I attend the Annual Meeting?

A: Admission to the Annual Meeting is limited to Company stockholders or their proxy holders. In order to be admitted to the Annual Meeting, each stockholder will be asked to present proof of stock ownership and a valid government-issued photo identification, such as a driver's license. Proof of stock ownership may consist of the proxy card, or if shares are held in the name of a broker, bank or other nominee, i.e., in "street name," an account statement or letter from the nominee indicating that you beneficially owned shares of Company common stock at the close of business on April 17, 2023, the record date for the Annual Meeting.

Q: What is the structure of our Board of Directors?

A: Our Board consists of eight members divided into three classes. Each class serves a three-year term. Two Class I directors are up for re-election at the Annual Meeting.

Q: What matters will stockholders vote on at the meeting?

A: You will be voting on the following:

1. To elect two Class I directors, Phyllis R. Caldwell and Roy A. Guthrie, to serve until the 2026 Annual Meeting and until such director's successor has been elected and qualified or until such director's earlier death, resignation or removal.

2. To approve, on an advisory basis, the compensation paid to the Company's NEOs.

3. To ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for OneMain Holdings, Inc. for the year ending December 31, 2023.

4. To amend the Company's Charter and Bylaws to eliminate the classified structure of the Board of Directors.

5. To amend the Company's Bylaws to provide for director nominees to be elected by a majority, rather than a plurality, of votes in uncontested elections.

6. Such other business as may be properly brought before the meeting or any adjournments or postponements thereof.

Q: What are the Board's voting recommendations?

A: The Board unanimously recommends that you vote **"FOR"** each of the Class I director nominees named in Proposal 1, the Director Election Proposal, **"FOR"** Proposal 2, the Say on Pay Proposal, **"FOR"** Proposal 3, the Auditor Ratification Proposal, **"FOR"** Proposal 4, the Declassified Board Proposal, and **"FOR"** Proposal 5, the Majority Voting Proposal.

Q: Who may vote at the meeting?

A: All stockholders who owned shares of Company common stock at the close of business on the record date of April 17, 2023 may attend and vote at the meeting.

Q: How do I vote and what are the voting deadlines?

A: You can vote either in person at the meeting or by proxy whether you attend the meeting or not. You can vote by telephone or Internet by following the instructions on the proxy card. If you are a registered holder of shares of Company common stock, you can also vote by mail by completing, signing, dating and returning your proxy card. If you hold your shares of our common stock beneficially in street name, you may submit proxies by following the voting instructions provided by your broker, bank or other nominee. See "What If I Am A 'Beneficial Owner?'" below for more information. If you sign your proxy card but do not specify how you want your shares voted, they will be voted as recommended by the Board. The deadline for voting by telephone or electronically is 11:59 p.m., Eastern Time, on June 12, 2023.

Q: What if I am a "Beneficial Owner?"

A: If you are a "beneficial owner," also known as a "street name" holder (that is, you hold your shares of our common stock through a broker, bank or other nominee), you will receive voting instructions (including, if your broker, bank or other nominee elects to do so, instructions on how to vote your shares by telephone or over the Internet) from the record holder, and you must follow those instructions to have your shares voted at the Annual Meeting.

Q: How do I change my voting instructions before the meeting?

A: You may revoke your proxy at any time before it is voted at the Annual Meeting by:

- delivering a written notice of revocation to our Corporate Secretary, Attn: Legal Department, at 601 NW Second Street, Evansville, Indiana 47708;

- submitting another signed proxy card with a later date;

- submitting another proxy by telephone or over the Internet at a later date; or

- attending the Annual Meeting and voting in person.

If your shares are held in "street name," please follow the directions given by the institution that holds your shares to change or revoke your voting instructions.

Q: Is my vote confidential?

A: We keep all proxies, ballots and voting tabulations confidential as a matter of practice. We permit only our inspector of election to examine these documents. If you write comments on your proxy card or ballot, the proxy card or ballot may be forwarded to our management and the Board to review your comments.

Q: How many votes do I have?

A: You will have one vote for each share of Company common stock that you owned at the close of business on April 17, 2023, the record date for the meeting.

Q: How many shares of stock are eligible to vote at the Annual Meeting?

A: At the close of business on April 17, 2023, there were a total of 120,587,214 shares of Company common stock issued and outstanding and eligible to vote at the Annual Meeting.

Q: How many shares must be present to hold the Annual Meeting?

A: The holders of a majority of the shares of Company common stock outstanding as of the record date and entitled to vote at the Annual Meeting must be present, in person or by proxy, in order to hold the Annual Meeting and conduct business. This is called a quorum. In determining whether a quorum is present, shares represented by votes to withhold, abstentions and broker non-votes will be deemed present at the Annual Meeting. Once a share is deemed present for any purpose at the Annual Meeting, it is deemed present for quorum purposes for the remainder of the Annual Meeting.

Q: How many votes are required to elect directors and adopt other proposals?

A: Proposal 1 — Director Election Proposal: Directors are elected by a plurality of the votes of holders of shares present, in person or by proxy, and entitled to vote at a meeting of stockholders at which a quorum is present.

Accordingly, the two nominees named in this proxy statement with the highest number of "FOR" votes will be elected. Votes to withhold and broker non-votes, if any, will not have any effect on the election of a director.

Proposal 2 — Say on Pay Proposal: The advisory vote to approve our NEOs' compensation requires the affirmative vote of the holders of a majority of the total number of shares present, in person or by proxy, and entitled to vote on the proposal.

Abstentions will be counted as present for the purpose of establishing a quorum, and the abstention will have the same effect as a vote against this proposal. Broker non-votes, if any, will not have any effect on this proposal.

Proposal 3 — Auditor Ratification Proposal: Approval of the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023 requires the affirmative vote of the holders of a majority of the total number of shares present, in person or by proxy, and entitled to vote on the proposal.

Abstentions will be counted as present and entitled to vote on this proposal and will therefore have the same effect as a vote against this proposal. We do not expect there to be any broker non-votes with respect to this proposal.

Proposal 4 — Declassified Board Proposal: Approval of the declassification of the board requires the affirmative vote of the holders of at least 80% of the issued and outstanding shares of Company common stock entitled to vote on the proposal.

Abstentions and broker non-votes will have the same effect as a vote against this proposal.

Proposal 5 — Majority Voting Proposal: Approval of a majority voting standard for uncontested elections of directors requires the affirmative vote of the holders of at least 80% of the issued and outstanding shares of Company common stock entitled to vote on the proposal.

Abstentions and broker non-votes will have the same effect as a vote against this proposal.

Other business: All other business that may properly come before the Annual Meeting requires the affirmative vote of the holders of a majority of the total number of shares present, in person or by proxy, and entitled to vote on any such other business.

Q: How will voting on any other business be conducted?

A: We do not know of any other matters to be brought before the Annual Meeting. If matters other than the ones listed in this proxy statement properly come before the Annual Meeting or any adjournment or postponement thereof, the persons named in the proxy will vote the shares represented by the proxy according to their judgment.

Q: What is the effect of abstentions and broker "non-votes"?

A: Proxies marked "abstain" or proxies required to be treated as broker "non-votes" are considered present for purposes of determining whether there is a quorum at the Annual Meeting.

A broker non-vote occurs when you fail to provide your broker with voting instructions on a particular proposal that is non-routine. Brokers only have discretionary authority to vote your shares on proposals that are considered a "routine" matter.

The only routine matter scheduled to be voted upon at the Annual Meeting is the Auditor Ratification Proposal. Each of the Director Election Proposal, the Say on Pay Proposal, the Declassified Board Proposal and the Majority Voting Proposal is considered non-routine. Accordingly, if you hold your shares in "street name" through a broker or other nominee, it is critical that you instruct your broker or other nominee how to vote on the Director Election Proposal, the Say on Pay Proposal, the Declassified Board Proposal and the Majority Voting Proposal if you want your shares to count in the vote rather than be treated as a broker non-vote.

Abstentions and broker non-votes with respect to the Director Election Proposal will have no effect on the outcome of the Director Election Proposal. No broker non-votes are expected in connection with the Auditor Ratification Proposal, which is considered a routine matter. Abstentions with respect to the Say on Pay Proposal, the Declassified Board Proposal or the Majority Voting Proposal will have the same effect as a vote against such proposals.

Q: Who will tabulate and count the votes?

A: Representatives or agents of Broadridge Financial Solutions, Inc. will tabulate the votes and act as the Company's inspector of election.

Q: Where can I find the voting results of the Annual Meeting?

A: We intend to announce preliminary voting results at the Annual Meeting and report final results on a Current Report on Form 8-K, which we intend to file with the SEC within four business days after the Annual Meeting.

Q: How do I submit a stockholder proposal for inclusion in the proxy materials in connection with the 2024 Annual Meeting?

A: Stockholders who wish to present proposals for inclusion in the proxy materials to be distributed by us in connection with our 2024 Annual Meeting of Stockholders must submit their proposals to our Corporate Secretary on or before December 30, 2023.

All stockholder proposals must be addressed to OneMain Holdings, Inc., c/o Corporate Secretary, Attn: Legal Department, 601 NW Second Street, Evansville, Indiana 47708.

Q: How do I submit a stockholder proposal for consideration at the 2024 Annual Meeting?

A: Stockholders who wish to present a proposal for consideration at our 2024 Annual Meeting of Stockholders, but who do not wish to include such proposal in the proxy materials to be distributed by us in connection with our 2024 Annual Meeting of Stockholders, must provide notice thereof to our Corporate Secretary on or before March 15, 2024.

Apart from Exchange Act Rule 14a-8, certain procedures must be followed under our Bylaws for a stockholder to introduce an item of business at an annual meeting of stockholders.

If our Annual Meeting is held on June 13, 2023, as expected, any stockholder proposal for our 2024 Annual Meeting of Stockholders that is not intended for inclusion in our proxy statement and proxy card in respect of such meeting will be considered untimely under our Bylaws if it is received by us prior to February 14, 2024 or after March 15, 2024. An untimely proposal may not be brought before or considered at our 2024 Annual Meeting of Stockholders. Any stockholder proposal notice submitted must also be made in compliance with our Bylaws.

All notices must be addressed to OneMain Holdings, Inc., c/o Corporate Secretary, Attn: Legal Department, 601 NW Second Street, Evansville, Indiana 47708. The chairman of our Annual Meeting may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.

Q: How do I submit a director nomination for consideration at the 2024 Annual Meeting?

A: Stockholders who wish to present a director nomination for consideration at our 2024 Annual Meeting of Stockholders must provide notice thereof to our Corporate Secretary on or before March 15, 2024.

Certain procedures must be followed under our Bylaws for a stockholder to nominate persons for election as directors at an annual meeting of stockholders.

If our Annual Meeting is held on June 13, 2023, as expected, a notice of director nomination for our 2024 Annual Meeting of Stockholders that is not intended for inclusion in our proxy statement and proxy card in respect of such meeting will be considered untimely under our Bylaws if it is received by us prior to February 14, 2024 or after March 15, 2024. An untimely proposal may not be brought before or considered at our 2024 Annual Meeting of Stockholders. Any notice of a director nomination submitted must also be made in compliance with our Bylaws. Stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act. For more information regarding our procedures for director nominations as set forth in our Bylaws, please refer to "Corporate Governance — The Board of Directors — Selection of Director Nominees."

All notices of director nominations must be addressed to OneMain Holdings, Inc., c/o Corporate Secretary, Attn: Legal Department, 601 NW Second Street, Evansville, Indiana 47708. The chairman of our Annual Meeting may refuse to acknowledge the introduction of any director nomination not made in compliance with the foregoing procedures.

Q: How do I contact the Board?

A: Our Board welcomes feedback. Any Company stockholder or other interested party who wishes to communicate with the Board or any of its members (including the Lead Independent Director) may do so by writing to the Board of Directors (or any one or more members):

> c/o Corporate Secretary
> Attn: Legal Department
> OneMain Holdings, Inc.
> 601 NW Second Street
> Evansville, Indiana 47708

Stockholders may also visit: https://investor.onemainfinancial.com/corporate-governance/contact-the-board/default.aspx.

Q: Where can I find additional information?

A: The Company files annual, quarterly and current reports, proxy statements, amendments to these reports and other information with the SEC. These reports can be accessed, free of charge, on the SEC's website, www.sec.gov, or through our investor relations website, http://investor.onemainfinancial.com, under the heading "Financials & Filings."

We will also provide, without charge to each stockholder upon written request, a copy of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and all amendments to those reports. Written requests for copies can be made by mail to: Corporate Secretary, Attn: Legal Department, 601 NW Second Street, Evansville, Indiana 47708 or by telephone at (812) 468-5455.

Appendix A – Non-GAAP Financial Measures and Key Performance Indicators

This proxy statement contains certain financial metrics that we use, among other factors, to assess performance under our executive compensation program. These metrics include C&I Capital Generation, C&I Capital Generation ROR and C&I Operating Expenses under our annual incentive program for 2022. In addition, the performance metrics for PSUs for the 2020-2022 performance cycle were Economic Average Diluted EPS Growth and Economic Average Unlevered Return. These metrics are calculated on a basis other than in accordance with United States generally accepted accounting principles ("GAAP"). The tables below present these non-GAAP financial measures and a reconciliation to the most directly comparable financial measure calculated in accordance with GAAP. This proxy statement also includes reference to our 2022 Managed Receivables, which is also a key performance indicator. These metrics and their related components are calculated as described below.

- **C&I Capital Generation** (non-GAAP) is equal to C&I adjusted net income, excluding the after-tax change in C&I allowance for finance receivable losses.

- **C&I Capital Generation ROR** (non-GAAP) is equal to annualized C&I Capital Generation divided by C&I average net receivables.

- **C&I Operating Expenses** (non-GAAP) are operating expenses that are directly correlated to the C&I segment, adjusted to exclude the impact of the Performance Option Awards, restructuring charges and direct costs associated with COVID-19.

- **Economic Average Diluted EPS Growth** (non-GAAP) is Economic Earnings Average Growth (which is the simple-three year average of Economic Earnings, or GAAP net income excluding the after-tax impact of changes in loan loss reserve and intangible amortization), divided by the fully diluted average outstanding shares.

- **Economic Average Unlevered Return** (non-GAAP) is the simple three-year average of the annual economic unlevered return on receivables percentage, which is defined as pre-tax income, excluding interest expense, the impact of changes in the loan loss reserve, and intangible amortization, divided by average net receivables.

- **Managed Receivables** is the sum of C&I net finance receivables and finance receivables serviced for our whole loan sale partners.

Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for the most directly comparable measure calculated in accordance with GAAP. In the context of our executive compensation program we believe these non-GAAP financial measures provide useful information to evaluate the performance of our business.

In many cases, non-GAAP financial measures are determined by adjusting the most directly comparable GAAP measure to exclude non-GAAP adjustments that we believe are not representative of our underlying business performance. Readers should consider the limitations associated with these non-GAAP financial measures, including the potential lack of comparability of these measures from one company to another.

C&I Adjusted Pretax Income (Non-GAAP)

(unaudited, $ in millions)	FY22
Consumer & Insurance	$1,177
Other	0
Segment to GAAP Adjustment	(14)
Income Before Income Taxes – GAAP basis	**$1,163**
Pretax Income — Segment Accounting Basis	$1,177
Net Loss on Repurchases and Repayments of Debt	26
Other[1]	11
C&I Adjusted Pretax Income (non-GAAP)	**$1,214**
Reconciling Items[2]	**$ (51)**

(1) Other consist of restructuring charges and direct costs associated with COVID-19.

(2) Reconciling items consist of Total Segment to GAAP Adjustment and the adjustments to Pretax Income – Segment Accounting Basis.

Supplemental C&I Segment Metrics

(unaudited, $ in millions)	12/31/2022
Consumer & Insurance	$19,987
Segment to GAAP Adjustment	(1)
Net Finance Receivables – GAAP basis	**$19,986**
Consumer & Insurance	$ 2,315
Segment to GAAP Adjustment	(4)
Allowance for Finance Receivable Losses – GAAP basis	**$ 2,311**

Managed Receivables

C&I Net Finance Receivables	$19,987
Finance Receivables Serviced for our Whole Loan Sale Partners	766
Managed Receivables	**$20,753**

C&I Adjusted Net Income (Non-GAAP)

(unaudited, $ in millions, except per share statistics)	**FY22**
Interest Income	$ 4,429
Interest Expense	(886)
Provision for Finance Receivable Losses	(1,399)
Net Interest Income after Provision for Finance Receivable Losses	**$ 2,144**
Insurance	445
Investment	61
Gain on Sales of Finance Receivables	63
Other	75
Total Other Revenues	**$ 644**
Operating Expenses	(1,424)
Insurance Policy Benefits and Claims	(150)
Total Other Expenses	**$(1,574)**
C&I Adjusted Pretax Income (non-GAAP)	**$ 1,214**
Income Taxes[1]	(304)
C&I Adjusted Net Income (non-GAAP)	**$ 910**
C&I Adjusted Diluted EPS	$ 7.32

(1)   Income taxes assume a 25% tax rate for 2022.

C&I Capital Generation and C&I Capital Generation ROR (Non-GAAP)

(unaudited, $ in millions)	**FY22**
C&I Adjusted Pretax Income (non-GAAP)	$ 1,214
Provision for Finance Receivable Losses	1,399
Net Charge-offs	(1,186)
Change in C&I Allowance for Finance Receivable Losses (non-GAAP)	**$ 213**
C&I Pretax Capital Generation (non-GAAP)	**$ 1,427**
C&I Capital Generation, net of tax[1] (non-GAAP)	**$ 1,070**
C&I Average Net Receivables	$19,442
C&I Capital Generation ROR (non-GAAP)	**5.5%**

(1)   Income taxes assume a 25% tax rate for 2022.

Economic Average Diluted EPS Growth (Non-GAAP)

(unaudited, $ in millions, except per share statistics)	FY19	FY20	FY21	FY22
Net Income	$ 855	$ 730	$1,314	$ 878
Adjustments (net of tax)				
Change in Allowance for Finance Receivable Losses	74	242	(131)	162
Intangible Amortization	34	28	24	10
Economic Earnings (non-GAAP)	**$ 963**	**$1,000**	**$1,207**	**$1,050**
Average Outstanding Shares (in millions)	136.3	134.9	133.1	124.4
Economic Average EPS (non-GAAP)	**$ 7.06**	**$ 7.41**	**$ 9.07**	**$ 8.44**
Year-over-Year Economic EPS Growth (non-GAAP)		**4.9%**	**22.4%**	**(6.9)%**
Economic Average Diluted EPS Growth (non-GAAP)				**6.8%**

Economic Average Unlevered Return (Non-GAAP)

(unaudited, $ in millions)	FY20	FY21	FY22
Pre-Tax Income	$ 977	$ 1,741	$ 1,163
Interest Expense	1,027	937	892
Change in Allowance for Finance Receivable Losses	322	(174)	216
Intangible Amortization	37	32	13
Economic Unlevered Return (non-GAAP)	**$ 2,363**	**$ 2,536**	**$ 2,284**
Average Net Receivables	17,997	18,281	19,440
Economic Unlevered ROR (non-GAAP)	**13.1%**	**13.9%**	**11.7%**
Economic Average Unlevered Return (%) (non-GAAP)			**12.9%**

Appendix B – Proposed Charter and Proposed Bylaw Amendments to Give Effect to the Declassified Board Proposal

The proposed amendments to the Amended and Restated Certificate of Incorporation to eliminate the classified Board structure and provide for the annual election of all directors are as follows:

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

~~SPRINGLEAF~~ONEMAIN HOLDINGS, INC.

_____

Pursuant to Sections 242 and 245 of the

Delaware General Corporation Law

_____

~~Springleaf~~OneMain Holdings, Inc. (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "~~GCL~~DGCL"), does hereby certify as follows:

(1)   ~~The name of the Corporation is Springleaf Holdings, Inc.~~ The Corporation was originally formed on August 5, 2013 as Springleaf Holdings, LLC, a Delaware limited liability company ~~and wholly owned subsidiary of AGF Holding Inc~~. It subsequently was converted to a Delaware corporation and changed its name to Springleaf Holdings, Inc. on October 9, 2013. The original certificate of incorporation of the Corporation was filed with the office of the Secretary of State of the State of Delaware on October 9, 2013. **The Corporation subsequently changed its name to OneMain Holdings, Inc. on November 16, 2015.**

(2)   This **Amended and** Restated Certificate of Incorporation was duly adopted by the board of directors of the Corporation (the "Board of Directors") and by the ~~sole stockholder~~stockholders of the Corporation in accordance with Sections ~~228,~~ 242 and 245 of the ~~GCL~~DGCL.

(3)   This **Amended and** Restated Certificate of Incorporation restates and integrates and further amends the certificate of incorporation of the Corporation, as heretofore amended**, restated** or supplemented.

(4)   Effective as of the date of its filing with the office of the Secretary of State of the State of Delaware, the text of the **restated** certificate of incorporation of the Corporation is **amended and** restated in its entirety as follows:

FIRST: The name of the Corporation is ~~Springleaf~~OneMain Holdings, Inc.

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at that address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the ~~GCL~~DGCL.

FOURTH: (a)   Authorized Capital Stock.   The total number of shares of stock which the Corporation shall have authority to issue is two billion, three hundred million (2,300,000,000) shares of capital stock, consisting of (i) two billion (2,000,000,000) shares of common stock, par value $0.01 per share (the "Common Stock") and (ii) three hundred million (300,000,000) shares of preferred stock, par value $0.01 per share (the "Preferred Stock").

(b)   Common Stock.   The powers, preferences and rights, and the qualifications, limitations and restrictions, of the Common Stock are as follows:

(1)   Except as otherwise expressly provided herein or required by law or the terms of any class or series of Preferred Stock issued in accordance with Part (c) of this Article FOURTH, each holder of record of shares of Common Stock shall be entitled to vote at all meetings of the stockholders and shall have one vote for each share held by such holder of record; provided, however, that, except as otherwise required by law, holders of record of shares of Common Stock shall not be entitled to vote on any amendment to this **Amended and** Restated Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this **Amended and** Restated Certificate of Incorporation (including any resolutions relating to any series of Preferred Stock adopted by the Board of Directors in accordance with this Article FOURTH) or pursuant to the ~~GCL~~**DGCL**.

(2)   Subject to applicable law and the preferential rights as to dividends of the holders of all classes or series of Preferred Stock at the time outstanding, the holders of shares of Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of the assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

(3)   Subject to the prior rights of creditors of the Corporation and the holders of all classes or series of stock at the time outstanding having prior rights as to distributions upon liquidation, dissolution or winding up of the Corporation, in the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of shares of Common Stock shall be entitled to receive their ratable and proportionate share of the remaining assets of the Corporation. The term "Liquidation Event" shall not be deemed to be occasioned by or to include any voluntary consolidation or merger of the Corporation with or into any other corporation or entity or other corporations or entities or a sale, lease or conveyance of all or a part of the Corporation's assets.

(4)   No holder of shares of Common Stock shall have cumulative voting rights.

(5)   No holder of shares of Common Stock shall be entitled to preemptive or subscription rights.

(c)   Preferred Stock.

(1)   The Board of Directors is hereby expressly authorized to provide for the issuance of all or any shares of the Preferred Stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in a resolution or resolutions adopted by the Board of Directors providing for the issuance of such class or series, including, without limitation, the authority to provide that any such class or series may be (i) subject to redemption at such time or times and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation; or (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock, of the Corporation at such price or prices or at such rates of exchange and with such adjustments; all as may be stated in such resolution or resolutions.

(2) The number of authorized shares of Preferred Stock and Common Stock may be increased (but not above the total number of authorized shares of the class) or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the ~~GCL~~**DGCL** (or any successor provision thereto), and no vote of the holders of any of the Common Stock or the Preferred Stock voting separately as a class shall be required therefor.

(d) <u>Power to Sell and Purchase Shares</u>.   Subject to the requirements of applicable law, the Corporation shall have the power to issue and sell all or any part of any shares of any class of stock herein or hereafter authorized to such persons, and for such consideration, as the Board of Directors shall from time to time, in its discretion, determine, whether or not greater consideration could be received upon the issue or sale of the same number of shares of another class, and as otherwise permitted by law. Subject to the requirements of applicable law, the Corporation shall have the power to purchase any shares of any class of stock herein or hereafter authorized from such persons, and for such consideration, as the Board of Directors shall from time to time, in its discretion, determine, whether or not less consideration could be paid upon the purchase of the same number of shares of another class, and as otherwise permitted by law.

<u>FIFTH</u>:   The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders.

(a) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

(b) The Board of Directors shall consist of not less than three nor more than eleven members, the exact number of which shall be fixed from time to time by resolution adopted by the affirmative vote of a majority of the entire Board of Directors.

(c) ~~The~~**Prior to the 2026 annual meeting of stockholders (the "2026 Annual Meeting"), the** directors **elected by the stockholders** shall be divided into three **(3)** classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. ~~The initial division of the Board of Directors into classes shall be made by the decision of the affirmative vote of a majority of the total number of directors that the Corporation would have if there were no director vacancies (the "entire Board of Directors"). The term of the initial Class I directors assigned at the time of the filing of this Restated Certificate of Incorporation shall terminate on the date of the annual meeting of stockholders held in 2014; the term of the initial Class II directors assigned at the time of the filing of this Restated Certificate of Incorporation shall terminate on the date of the annual meeting of stockholders held in 2015; and the term of the initial Class III directors assigned at the time of the filing of this Restated Certificate of Incorporation shall terminate on the date of the annual meeting of stockholders held in 2016. At each succeeding annual meeting of stockholders beginning with the annual meeting of stockholders held in 2014, successors to the class of directors~~**Each director** whose term expires at ~~that~~**the 2024** annual meeting **of stockholders** shall be elected **at such annual meeting** for a ~~three~~**two**-year term ~~and until their successors are duly elected and qualified.~~ **expiring at the 2026 Annual Meeting. Each director whose term expires at the 2025 annual meeting of stockholders shall be elected at such annual meeting for a one-year term expiring at the 2026 Annual Meeting. Each director elected prior to the 2024 annual meeting of stockholders shall continue to serve for the remainder of the original term for which he or she was originally elected.** If the number of directors is changed **prior to the 2026 Annual Meeting**, any increase or decrease **in the number of directors** shall be apportioned among the classes so as to maintain the number of directors in each class as nearly ~~equal~~ **as** possible, and any additional director of any class elected to fill a vacancy shall hold office for a term that shall coincide with the remaining term of the directors of that class~~, but in no case shall a decrease in~~**. The division of** the ~~number of~~ directors ~~shorten the term of any incumbent director~~**into classes shall terminate at the 2026 Annual Meeting and commencing with such meeting directors shall be elected on an annual basis**.

(d) Subject to the rights, if any, of the holders of shares of Preferred Stock then outstanding, any director or the entire Board of Directors may be removed from office at any time, but**, until the full**

B-3

declassification of the Board of Directors commencing at the 2026 Annual Meeting, only for cause and ~~only~~**,** **beginning at the 2026 Annual Meeting, with or without cause** by the affirmative vote of the holders of at least ~~eighty percent (80%)~~**a majority** of the voting power of the then issued and outstanding shares of capital stock of the Corporation entitled to vote in the election of directors (the "Voting Shares")~~, provided, however, that for so long as the Fortress Stockholders (as defined in Part (a) of Article ELEVENTH), collectively, beneficially own (as defined in Part (a) of Article ELEVENTH) at least 30% of the then issued and outstanding Voting Shares, any director or the entire Board of Directors may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding Voting Shares~~. The vacancy or vacancies in the Board of Directors caused by any such removal shall be filled as provided in Part (f) of this Article FIFTH.

(e)   A director shall hold office until the annual meeting of stockholders for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

(f)   Subject to the terms of any one or more classes or series of Preferred Stock, (i) any vacancy on the Board of Directors that results from an increase in the number of directors may be filled by a majority of the Board of Directors then in office, provided that a quorum is present, and (ii) any other vacancy occurring on the Board of Directors, other than for a vacancy resulting from the removal of a director as provided in Part (d) of this Article FIFTH which may be filled in the first instance by the stockholders, may be filled by a majority of the Board of Directors then in office, even if less than a quorum, or by a sole remaining director. Any director of any class elected to fill a vacancy resulting from an increase in the number of directors of such class shall hold office for a term that shall coincide with the remaining term of that class. ~~Any~~**Until the final declassification of the Board of Directors commencing at the 2026 Annual Meeting, any** director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor. Notwithstanding the foregoing, whenever the holders of any one or more classes or series of Preferred Stock shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this **Amended and** Restated Certificate of Incorporation (including any resolutions relating to any series of Preferred Stock adopted by the Board of Directors in accordance with Article FOURTH) applicable thereto, and such directors so elected shall not be divided into classes pursuant to this Article FIFTH unless expressly provided by such terms.

(g)   In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the ~~GCL~~**DGCL**, this **Amended and** Restated Certificate of Incorporation, and any bylaws of the Corporation adopted by the stockholders or the Board of Directors, as the case may be, as amended and/or restated from time to time (the "Bylaws"); provided, however, that no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such Bylaws had not been adopted.

(h)   Unless otherwise required by law, special meetings of stockholders, for any purpose or purposes, may be called at any time by either (i) the Chairman of the Board of Directors, if there be one, or (ii) the Chief Executive Officer, if there be one, and shall be called by any such officer at the request in writing of (i) the Board of Directors, (ii) a committee of the Board of Directors that has been duly designated by the Board of Directors and whose powers include the authority to call such meetings or (iii) at any time the Fortress Stockholders, collectively, beneficially own at least twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation entitled to vote, any stockholders that collectively beneficially own at least twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. If at any time the Fortress Stockholders do not, collectively, beneficially own at least twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation entitled to vote, then the ability of the stockholders to call or cause a special meeting of stockholders to be called is hereby specifically denied.

SIXTH: No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the ~~GCL~~DGCL as the same exists or may hereafter be amended. If the ~~GCL~~DGCL is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent authorized by the ~~GCL~~DGCL, as so amended. Any amendment, repeal or modification of this Article SIXTH shall not adversely affect any right or protection of a director of the Corporation existing at the time of such amendment, repeal or modification with respect to acts or omissions occurring prior to such amendment, repeal or modification.

SEVENTH: The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors. The right to indemnification conferred by this Article SEVENTH shall include the right to be paid by the Corporation the expenses (including attorneys' fees) incurred in defending or otherwise participating in any proceeding in advance of its final disposition upon receipt by the Corporation of an undertaking by or on behalf of the director or officer receiving advancement to repay the amount advanced if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation under this Article SEVENTH.

The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article SEVENTH to directors and officers of the Corporation.

The rights to indemnification and to the advance of expenses conferred in this Article SEVENTH shall not be exclusive of any other right which any person may have or hereafter acquire under this **Amended and** Restated Certificate of Incorporation, the Bylaws, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was or has agreed to become a director, officer, employee or agent of the Corporation against any liability asserted against him or her and incurred by him or her or on his or her behalf in such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability.

Any repeal or modification of this Article SEVENTH shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of the Corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

EIGHTH: Any action required or permitted to be taken by the stockholders of the Corporation at any meeting of stockholders may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all the stockholders entitled to vote with respect to the subject matter thereof, provided, however, that at any time the Fortress Stockholders, collectively, beneficially own at least twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation entitled to vote, any action required or permitted to be taken by the stockholders of the Corporation at any meeting of stockholders may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by stockholders holding at least a majority of the voting power of the then issued and outstanding shares of capital stock of the Corporation entitled to vote with respect to the subject matter thereof.

NINTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the ~~GCL~~DGCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws.

TENTH: (a)   Subject to Part (b) of this Article TENTH, the Bylaws may be altered, amended or repealed, in whole or in part, either (i) without the approval of the Board of Directors, by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 ⅔%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation entitled to vote thereon; provided, however, that at any time the Fortress Stockholders, collectively, beneficially own at least twenty (20)% of the voting power of the then issued and outstanding shares of capital stock of the Corporation entitled to vote, the Bylaws also may be altered, amended or repealed, in whole or in part, by the affirmative vote of the holders of at least a majority of the voting power of the then issued and outstanding shares of capital stock of the Corporation entitled to vote thereon or (ii) by the affirmative vote of a majority of the entire Board of Directors.

(b)   Notwithstanding Part (a) of this Article TENTH, or any other provision of the Bylaws (and in addition to any other vote that may be required by law), (i) any amendment, alteration or repeal, in whole or in part, of Section 2.3 (Special Meetings), Section 2.11 (Consent of Stockholders in Lieu of Meeting), Section 3.1 (Number and Election of Directors), Section 3.2 (Vacancies), Section 3.3 (Duties and Powers), Section 3.6 (Resignations and Removals of Directors), Article IX (Amendments) and Article XI (Definitions) of the Bylaws (collectively, the "Specified Bylaws") as in effect immediately following the initial public offering of Common Stock (which, for the avoidance of doubt, would include the adoption of any provision as part of the Bylaws that is inconsistent with the purpose and intent of the Specified Bylaws), shall require the affirmative vote of the holders of at least eighty percent (80%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation entitled to vote thereon, and (ii) the ability of the Board of Directors to amend, alter or repeal the Specified Bylaws is specifically denied; provided, however, that at any time that the Fortress Stockholders, collectively, beneficially own at least twenty (20%) of the voting power of the issued and outstanding shares of capital stock entitled to vote thereon, the Specified Bylaws may be amended, altered or repealed, in whole or in part, by the affirmative vote of a majority of the entire Board of Directors (and, for the avoidance of doubt, without approval of the stockholders).

ELEVENTH: (a)   Definitions.   For purposes of this **Amended and** Restated Certificate of Incorporation, the following definitions shall apply:

"Affiliate" means, with respect to a given person, any other person that, directly or indirectly, controls, is controlled by or is under common control with, such person; provided, however, that for purposes of this definition and this Article ELEVENTH, none of (i) the ~~Springleaf~~OneMain Entities and any entities (including corporations, partnerships, limited liability companies or other persons) in which such ~~Springleaf~~OneMain Entities hold, directly or indirectly, an ownership interest, on the one hand, or (ii) the Fortress Stockholders and their Affiliates (excluding any ~~Springleaf~~OneMain Entities or other entities described in clause (i)), on the other hand, shall be deemed to be "Affiliates" of one another. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with") as applied to any person, means the possession, directly or indirectly, of beneficial ownership of, or the power to vote, ten percent (10%) or more of the securities having voting power for the election of directors (or other persons acting in similar capacities) of such person or the power otherwise to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise.

"AIG Affiliate Stockholders" means (A) any director of the Corporation who may be deemed an Affiliate of American International Group, Inc. ("AIG"), (B) any director or officer of AIG or its Affiliates and (C) any Subsidiary of AIG.

"AIG Stockholders" means (i) each AIG Affiliate Stockholder and each entity formed by an AIG Affiliate Stockholder to hold any interests in the Initial Stockholder or the Corporation and (~~iii~~ii) each Permitted Transferee who becomes a party to or bound by the provisions of the Stockholders Agreement, in accordance with the terms thereof, or Permitted Transferee thereof who is entitled to enforce the provisions of the Stockholders Agreement in accordance with the terms thereof.

"beneficially own" and "beneficial ownership" and similar terms used herein shall be determined in accordance with Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934; provided that for purposes of this **Amended and** Restated Certificate of Incorporation, the Fortress Stockholders shall be deemed to beneficially own Voting Shares or other securities held by record by the Initial Stockholder in an amount proportionate to the aggregate voting power of the Initial Stockholder held of record or beneficially owned by the Fortress Stockholders.

"corporate opportunity" shall include, but not be limited to, business opportunities which the Corporation is financially able to undertake, which are, from their nature, in the line of the Corporation's business, are of practical advantage to it and are ones in which the Corporation has an interest or a reasonable expectancy, and in which, by embracing the opportunities, the self-interest of the Founding Stockholders or any of their Affiliates or their officers or directors could be brought into conflict with that of any of the ~~Springleaf~~**OneMain** Entities or their Affiliates.

"Fortress Affiliate Stockholders" means (A) any director of the Corporation who may be deemed an Affiliate of Fortress Investment Group LLC ("FIG"), (B) any director or officer of FIG or its Affiliates and (C) any investment funds (including any managed accounts) managed directly or indirectly by FIG or its Affiliates.

"Fortress Stockholders" means (i) the Initial Stockholder, (ii) each Fortress Affiliate Stockholder and each entity formed by a Fortress Affiliate Stockholder to hold any interests in the Initial Stockholder or the Corporation and (iii) each Permitted Transferee who becomes a party to or bound by the provisions of the Stockholders Agreement, in accordance with the terms thereof, or Permitted Transferee thereof who is entitled to enforce the provisions of the Stockholders Agreement in accordance with the terms thereof.

"Founding Stockholders" means the AIG Stockholders and the Fortress Stockholders.

"Governmental Entity" means any national, state, provincial, municipal, local or foreign government, any court, arbitral tribunal, administrative agency or commission or other governmental or regulatory authority, commission or agency or any non-governmental, self-regulatory authority, commission or agency.

"Initial Stockholder" means Springleaf Financial Holdings, LLC, a Delaware limited liability company, and its Subsidiaries (other than Subsidiaries that constitute ~~Springleaf~~**OneMain** Entities) and successors.

"Judgment" means any order, writ, injunction, award, judgment, ruling or decree of any Governmental Entity.

"Law" means any statute, law, code, ordinance, rule or regulation of any Governmental Entity.

"Lien" means any pledge, claim, equity, option, lien, charge, mortgage, easement, right-of-way, call right, right of first refusal, "tag"- or "drag"- along right, encumbrance, security interest or other similar restriction of any kind or nature whatsoever.

"Permitted Transferee" means, with respect to each Founding Stockholder, (i) any other Founding Stockholder, (ii) such Founding Stockholder's Affiliates, (iii) in the case of any Founding Stockholder, (A) any member or general or limited partner of such Founding Stockholder (including, without limitation, any member of the Initial Stockholder), (B) any corporation, partnership, limited liability company or other entity that is an Affiliate of such Founding Stockholder or any member, general or limited partner of such Founding Stockholder (collectively, "Stockholder Affiliates"), (C) any investment funds managed directly or indirectly by such Founding Stockholder or any Stockholder Affiliate (a "Stockholder Fund"), (D) any general or limited partner of any Stockholder Fund, (E) any managing director, general partner, director, limited partner, officer or employee of any Stockholder Affiliate, or any spouse, lineal descendant, sibling, parent, heir, executor, administrator, testamentary trustee, legatee or beneficiary of any of the foregoing persons described in this clause (E) (collectively, "Stockholder Associates") or (F) any trust, the beneficiaries of which, or any corporation, limited liability company or partnership, the stockholders, members or general or limited partners of which, consist solely of any one or more of such Founding Stockholder, any general or limited partner of such Founding Stockholder, any Stockholder Affiliates, any Stockholder Fund, any Stockholder Associates, their spouses or their lineal descendants and (iv) any other person that acquires shares of the Corporation's common stock from such Founding Stockholder other than pursuant to a Public Offering that agrees to become party to the Stockholders Agreement.

"Public Offering" means an offering of common stock of the Corporation pursuant to an effective registration statement under the Securities Act of 1933, as amended, including an offering in which Founding Stockholders may be entitled to sell the Corporation's common stock pursuant to the terms of the Stockholders Agreement.

"Restriction" with respect to any capital stock, partnership interest, membership interest in a limited liability company or other equity interest or security, means any voting or other trust or agreement, option, warrant, preemptive right, right of first offer, right of first refusal, escrow arrangement, proxy, buy-sell agreement, power of attorney or other contract, any Law, license, permit or Judgment that, conditionally or unconditionally, (i) grants to any person the right to purchase or otherwise acquire, or obligates any person to sell or otherwise dispose of or issue, or otherwise results or, whether upon the occurrence of any event or with notice or lapse of time or both or otherwise, may result in any person acquiring, (A) any of such capital stock, partnership interest, membership interest in a limited liability company or other equity interest or security, (B) any of the proceeds of, or any distributions paid or that are or may become payable with respect to, any of such capital stock, partnership interest, membership interest in a limited liability company or other equity interest or security or (C) any interest in such capital stock, partnership interest, membership interest in a limited liability company or other equity interest or security or any such proceeds or distributions, (ii) restricts or, whether upon the occurrence of any event or with notice or lapse of time or both or otherwise, is reasonably likely to restrict the transfer or voting of, or the exercise of any rights or the enjoyment of any benefits arising by reason of ownership of, any such capital stock, partnership interest, membership interest in a limited liability company or other equity interest or security or any such proceeds or distributions or (iii) creates or, whether upon the occurrence of any event or with notice or lapse of time or both or otherwise, is reasonably likely to create a Lien or purported Lien affecting such capital stock, partnership interest, membership interest in a limited liability company or other equity interest or security, proceeds or distributions.

"~~Springleaf~~OneMain Entities" means the Corporation and its Subsidiaries, and "~~Springleaf~~OneMain Entity" includes any of the ~~Springleaf~~OneMain Entities.

"Stockholders Agreement" means the stockholders agreement, dated on or about October 15, 2013, between the Corporation and the Initial Stockholder, as may be amended from time to time.

"Subsidiary" with respect to any person means: (i) a corporation, a majority in voting power of whose capital stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly owned by such person, by a Subsidiary of such person, or by such person and one or more Subsidiaries of such person, without regard to whether the voting of such capital stock is subject to a voting agreement or similar Restriction, (ii) a partnership or limited liability company in which such person or a Subsidiary of such person is, at the date of determination, (A) in the case of a partnership, a general partner of such partnership with the power affirmatively to direct the policies and management of such partnership or (B) in the case of a limited liability company, the managing member or, in the absence of a managing member, a member with the power affirmatively to direct the policies and management of such limited liability company or (iii) any other person (other than a corporation) in which such person, a Subsidiary of such person or such person and one or more Subsidiaries of such person, directly or indirectly, at the date of determination thereof, has (A) the power to elect or direct the election of a majority of the members of the governing body of such person (whether or not such power is subject to a voting agreement or similar restriction) or (B) in the absence of such a governing body, a majority ownership interest.

(b) Founding Stockholders, etc. In anticipation and in recognition that:

(1) the Initial Stockholder or its Permitted Transferees or their Affiliates will be significant stockholders of the Corporation;

(2) directors, officers and/or employees of the Founding Stockholders and their Affiliates may serve as directors, officers and/or employees of the ~~Springleaf~~OneMain Entities and their Affiliates;

(3)   the ~~Springleaf~~**OneMain** Entities and their Affiliates, on the one hand, and the Founding Stockholders and their Affiliates, on the other hand, may engage in the same, similar or related lines of business and may have an interest in the same, similar or related areas of corporate opportunities;

(4)   the ~~Springleaf~~**OneMain** Entities and their Affiliates, on the one hand, and the Founding Stockholders and their Affiliates, on the other hand, may enter into, engage in, perform and consummate contracts, agreements, arrangements, transactions and other business relations; and

(5)   the ~~Springleaf~~**OneMain** Entities and their Affiliates will derive benefits therefrom and through their continued contractual, corporate and business relations with the Founding Stockholders and their Affiliates, the provisions of this Article ELEVENTH are set forth to regulate, define and guide, to the fullest extent permitted by Law, the conduct of certain affairs of the ~~Springleaf~~**OneMain** Entities and their Affiliates as they may involve the Founding Stockholders and their Affiliates and their officers and directors, and the powers, rights, duties and liabilities of the ~~Springleaf~~**OneMain** Entities and their Affiliates and their officers, directors and stockholders in connection therewith, provided, however, that nothing in this Article ELEVENTH will impair the ability of the ~~Springleaf~~**OneMain** Entities or their Affiliates to enter into contractual arrangements with any Founding Stockholders or their Affiliates, which arrangements restrict such Founding Stockholders or their Affiliates from engaging in activities otherwise allowed by this Article ELEVENTH, and the following provisions shall be subject to any such contractual obligation of the ~~Springleaf~~**OneMain** Entities or their Affiliates.

(c)   Related Business Activities, etc.   Except as the Founding Stockholders and their Affiliates, on the one hand, and the ~~Springleaf~~**OneMain** Entities or their Affiliates, on the other hand, may otherwise agree in writing, the Founding Stockholders and their Affiliates shall have the right to, and shall have no duty to abstain from exercising such right to, (i) engage or invest, directly or indirectly, in the same, similar or related business activities or lines of business as the ~~Springleaf~~**OneMain** Entities or their Affiliates, (ii) do business with any client, customer, vendor or lessor of any of the ~~Springleaf~~**OneMain** Entities or their Affiliates or (iii) employ or otherwise engage any officer, director or employee of the ~~Springleaf~~**OneMain** Entities or their Affiliates, and, to the fullest extent permitted by Law, the Founding Stockholders and their Affiliates and officers, directors and employees thereof (subject to Part (e) of this Article ELEVENTH) shall not have or be under any fiduciary duty, duty of loyalty nor duty to act in good faith or in the best interests of the Corporation or its stockholders and shall not be liable to the Corporation or its stockholders for any breach or alleged breach thereof or for any derivation of any personal economic gain by reason of any such activities of the Founding Stockholders or any of their Affiliates or of any of their officer's, director's or employee's participation therein.

(d)   Corporate Opportunity, etc.   Except as the Founding Stockholders and their Affiliates, on the one hand, and the ~~Springleaf~~**OneMain** Entities or their Affiliates, on the other hand, may otherwise agree in writing, if the Founding Stockholders or any of their Affiliates, or any officer, director or employee thereof (subject to the provisions of Part (e) of this Article ELEVENTH), acquires knowledge of a potential transaction or matter that may be a corporate opportunity for the Founding Stockholders or any of their Affiliates, none of the ~~Springleaf~~**OneMain** Entities or their Affiliates or any stockholder thereof shall have an interest in, or expectation that, such corporate opportunity be offered to it or that it be offered an opportunity to participate therein, and any such interest, expectation, offer or opportunity to participate, and any other interest or expectation otherwise due to the Corporation or any other ~~Springleaf~~**OneMain** Entity with respect to such corporate opportunity, is hereby renounced by the Corporation on its behalf and on behalf of the other ~~Springleaf~~**OneMain** Entities and their respective Affiliates and stockholders in accordance with Section 122(17) of the ~~GCL~~**DGCL**. Accordingly, subject to Part (e) of this Article ELEVENTH and except as the Founding Stockholders or their Affiliates may otherwise agree in writing, (i) none of the Founding Stockholders or their Affiliates or any officer, director or employee thereof will be under any obligation to present, communicate or offer any such corporate opportunity to the ~~Springleaf~~**OneMain** Entities or their Affiliates and (ii) the Founding Stockholders and any of their Affiliates shall have the right to hold any such corporate opportunity for their own account, or to direct, recommend, sell, assign or otherwise transfer such corporate opportunity to any person or persons other than the ~~Springleaf~~**OneMain** Entities and their Affiliates, and, to the fullest extent permitted by Law, the Founding Stockholders and their respective Affiliates and officers, directors and employees thereof (subject to Part (e) of this Article ELEVENTH) shall not have or be under any fiduciary duty,

duty of loyalty or duty to act in good faith or in the best interests of the Corporation, the other ~~Springleaf~~OneMain Entities and their respective Affiliates and stockholders and shall not be liable to the Corporation, the other ~~Springleaf~~OneMain Entities or their respective Affiliates and stockholders for any breach or alleged breach thereof or for any derivation of personal economic gain by reason of the fact that the Founding Stockholders or any of their Affiliates or any of their officers, directors or employees pursues or acquires the corporate opportunity for itself, or directs, recommends, sells, assigns or otherwise transfers the corporate opportunity to another person, or the Founding Stockholders or any of their Affiliates or any of their officers, directors or employees does not present, offer or communicate information regarding the corporate opportunity to the ~~Springleaf~~OneMain Entities or their Affiliates.

(e) <u>Directors, Officers and Employees</u>.   Except as the Founding Stockholders and their Affiliates, on the one hand, and the ~~Springleaf~~OneMain Entities or their Affiliates, on the other hand, may otherwise agree in writing, in the event that a director, officer or employee of any of the ~~Springleaf~~OneMain Entities or their Affiliates who is also a director, officer or employee of any of the Founding Stockholders or their Affiliates acquires knowledge of a potential transaction or matter that may be a corporate opportunity or is offered a corporate opportunity, if (i) such person acts in good faith and (ii) such knowledge of such potential transaction or matter was not obtained solely in connection with, or such corporate opportunity was not offered to such person solely in, such person's capacity as director or officer of any of the ~~Springleaf~~OneMain Entities or their Affiliates, then (A) such director, officer or employee, to the fullest extent permitted by Law, (1) shall be deemed to have fully satisfied and fulfilled such person's fiduciary duty to the Corporation, the other ~~Springleaf~~OneMain Entities and their respective Affiliates and stockholders with respect to such corporate opportunity, (2) shall not have or be under any fiduciary duty to the Corporation, the other ~~Springleaf~~OneMain Entities and their respective Affiliates and stockholders and shall not be liable to the Corporation, the other ~~Springleaf~~OneMain Entities or their respective Affiliates and stockholders for any breach or alleged breach thereof by reason of the fact that any of the Founding Stockholders or their Affiliates pursues or acquires the corporate opportunity for itself, or directs, recommends, sells, assigns or otherwise transfers the corporate opportunity to another person, or any of the Founding Stockholders or their Affiliates or such director, officer or employee does not present, offer or communicate information regarding the corporate opportunity to the ~~Springleaf~~OneMain Entities or their Affiliates, (3) shall be deemed to have acted in good faith and in a manner such person reasonably believes to be in, and not opposed to, the best interests of the Corporation and its stockholders for the purposes of Article SIXTH and the other provisions of this **Amended and** Restated Certificate of Incorporation and (4) shall not have any duty of loyalty to the Corporation, the other ~~Springleaf~~OneMain Entities and their respective Affiliates and stockholders or any duty not to derive any personal benefit therefrom and shall not be liable to the Corporation, the other ~~Springleaf~~OneMain Entities or their respective Affiliates and stockholders for any breach or alleged breach thereof for purposes of Article SIXTH and the other provisions of this **Amended and** Restated Certificate of Incorporation as a result thereof and (B) such potential transaction or matter that may be a corporate opportunity, or the corporate opportunity, shall belong to the applicable Founding Stockholder or respective Affiliates thereof (and not to any of the ~~Springleaf~~OneMain Entities or Affiliates thereof).

(f) <u>Agreements with Founding Stockholders</u>.   The ~~Springleaf~~OneMain Entities and their Affiliates may from time to time enter into and perform one or more agreements (or modifications or supplements to pre-existing agreements) with the Founding Stockholders and their respective Affiliates pursuant to which the ~~Springleaf~~OneMain Entities and their Affiliates, on the one hand, and the Founding Stockholders and their respective Affiliates, on the other hand, agree to engage in transactions of any kind or nature with each other and/or agree to compete, or to refrain from competing or to limit or restrict their competition, with each other, including to allocate and to cause their respective directors, officers and employees (including any who are directors, officers or employees of both) to allocate corporate opportunities between or to refer corporate opportunities to each other. Subject to Part (e) of this Article ELEVENTH, except as otherwise required by Law, and except as the Founding Stockholders and their Affiliates, on the one hand, and the ~~Springleaf~~OneMain Entities or their Affiliates, on the other hand, may otherwise agree in writing, no such agreement, or the performance thereof by the ~~Springleaf~~OneMain Entities and their Affiliates, or the Founding Stockholders or their Affiliates, shall be considered contrary to or inconsistent with any fiduciary duty to the Corporation, any other ~~Springleaf~~OneMain Entity or their respective Affiliates and stockholders of any director or officer of the Corporation, any other ~~Springleaf~~OneMain Entity or any Affiliate thereof who is also a director, officer or employee of any of the Founding Stockholders or their Affiliates or to any stockholder thereof. Subject to Part (e) of this Article ELEVENTH, to the fullest extent permitted by Law, and except as the Founding Stockholders or their Affiliates, on the one hand, and the ~~Springleaf~~OneMain Entities or their Affiliates, on the other hand, may otherwise agree in writing, none of the Founding Stockholders or their Affiliates shall have or be under any fiduciary duty to refrain from entering into any agreement or participating in any transaction referred to in this Part (f) of Article ELEVENTH and no director, officer or employee of the Corporation, any other ~~Springleaf~~OneMain Entity or any Affiliate thereof who is also a director, officer or employee of the Founding Stockholders or their Affiliates shall have or be under any fiduciary duty to the Corporation, the other ~~Springleaf~~OneMain Entities and their respective Affiliates and stockholders to refrain from acting on behalf of the Founding Stockholders or their Affiliates in respect of any such agreement or transaction or performing any such agreement in accordance with its terms. Any Director of the Corporation who is also a director of a Founding Stockholder or Affiliate thereof may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee that authorizes the agreement or transaction.

(g) <u>Ambiguity</u>.   Nothing contained in this Article ELEVENTH amends or modifies, or will amend or modify, in any respect, any written contractual arrangement between the Founding Stockholders or any of their Affiliates, on the one hand and the ~~Springleaf~~OneMain Entities or any of their Affiliates, on the other hand.

(h) <u>Application of Provision, etc</u>.   This Article ELEVENTH shall apply as set forth above except as otherwise provided by Law. It is the intention of this Article ELEVENTH to take full advantage of statutory amendments, the effect of which may be to specifically authorize or approve provisions such as this Article ELEVENTH. No alteration, amendment, termination, expiration or repeal of this Article ELEVENTH nor the adoption of any provision of this **Amended and** Restated Certificate of Incorporation inconsistent with this Article ELEVENTH shall eliminate, reduce, apply to or have any effect on the protections afforded hereby to any director, officer, employee or stockholder of the ~~Springleaf~~OneMain Entities or their Affiliates for or with respect to any investments, activities or opportunities of which such director, officer, employee or stockholder becomes aware prior to such alteration, amendment, termination, expiration, repeal or adoption, or any matters occurring, or any cause of action, suit or claim that, but for this Article ELEVENTH, would accrue or arise, prior to such alteration, amendment, termination, expiration, repeal or adoption.

(i) <u>Deemed Notice</u>.   Any person or entity purchasing or otherwise acquiring any interest in any shares of the capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article ELEVENTH.

(j) <u>Chairman or Chairman of a Committee</u>.   For purposes of this Article ELEVENTH, a director who is chairman of the Board of Directors or chairman of a committee of the Board of Directors is not deemed an officer of the Corporation by reason of holding that position unless that person is a full-time employee of the Corporation.

(k) <u>Severability</u>.   If this Article ELEVENTH or any portion hereof shall be invalidated or held to be unenforceable on any ground by any court of competent jurisdiction, the decision of which shall not have been reversed on appeal, this Article ELEVENTH shall be deemed to be modified to the minimum extent necessary to avoid a violation of law and, as so modified, this Article ELEVENTH and the remaining provisions hereof shall remain valid and enforceable in accordance with their terms to the fullest extent permitted by law.

(l) Neither the alteration, amendment or repeal of this Article ELEVENTH nor the adoption of any provision of this Amended and Restated Certificate of Incorporation inconsistent with this Article ELEVENTH shall eliminate or reduce the effect of this Article ELEVENTH in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article ELEVENTH, would accrue or arise, prior to such alteration, amendment, repeal or adoption. Following the expiration of this Article ELEVENTH, any contract, agreement, arrangement or transaction involving a corporate opportunity shall not by reason thereof result in any breach of any fiduciary duty or duty of loyalty or failure to act in good faith or in the best interests of the

Corporation or derivation of any improper benefit or personal economic gain, but shall be governed by the other provisions of this Amended and Restated Certificate of Incorporation, the Bylaws, the ~~GCL~~DGCL and other applicable law.

TWELFTH: (a) The Corporation expressly elects not to be governed by Section 203 of ~~GCL~~DGCL.

(b)   Notwithstanding Part (a) of this Article TWELFTH, the Corporation shall not engage in any business combination (as defined below), at any point in time at which the Common Stock is registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, with any interested stockholder (as defined below) for a period of three (3) years following the time that such stockholder became an interested stockholder, unless:

(1)   Prior to such time, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

(2)   Upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(3)   At or subsequent to such time, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 ⅔% of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.

(c)   For purposes of this Article TWELFTH, references to:

(1)   "affiliate" means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(2)   "associate," when used to indicate a relationship with any person, means: (i) Any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(3)   "business combination," when used in reference to the Corporation and any interested stockholder of the Corporation, means:

(i)   Any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation with (A) the interested stockholder, or (B) any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation Part (b) of this Article TWELFTH is not applicable to the surviving entity;

(ii)   Any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

(iii)   Any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (A) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (B) pursuant to a merger under Section 251(g) of the ~~GCL~~DGCL; (C) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (D) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (E) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (C)-(E) of this subsection (iii) shall there be an increase in the interested stockholder's proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation;

(iv)   Any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

(v)   Any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (i)-(iv) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

(4)   "control," including the terms "controlling," "controlled by" and "under common control with," means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of the Corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this Section, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(5)   "Fortress Direct Transferee" means any person that acquires (other than in a registered public offering) directly from Fortress or any of its affiliates or successors or any "group", or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Act beneficial ownership of 15% or more of the then outstanding voting stock of the Corporation.

(6)   "Fortress Indirect Transferee" means any person that acquires (other than in a registered public offering) directly from any Fortress Direct Transferee or any other Fortress Indirect Transferee beneficial ownership of 15% or more of the then outstanding voting stock of the Corporation.

(7)   "interested stockholder" means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the Corporation, or (ii) is an affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three (3) year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person; provided, however, that "interested stockholder" shall not include (A) any Fortress Stockholder, any Fortress Direct Transferee, any Fortress Indirect Transferee or any of their respective affiliates or successors or any "group", or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Act, or (B) any person whose ownership of shares in excess of the 15% limitation set forth herein is the

result of any action taken solely by the Corporation, provided that, solely with respect to clause (B) and not with respect to clause (A), such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of "owner" below but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(8)   "person" means any individual, corporation, partnership, unincorporated association or other entity.

(9)   "stock" means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(10)   "voting stock" means stock of any class or series entitled to vote generally in the election of directors.

(11)   "owner," including the terms "own" and "owned," when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:

(i)   Beneficially owns such stock, directly or indirectly; or

(ii)   Has (A) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person's affiliates or associates until such tendered stock is accepted for purchase or exchange; or (B) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person's right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten (10) or more persons; or

(iii)   Has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) of subsection (ii) above), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

THIRTEENTH: The Corporation reserves the right to amend, alter or repeal any provision contained in this **Amended and** Restated Certificate of Incorporation in the manner now or hereafter prescribed in this **Amended and** Restated Certificate of Incorporation, the Bylaws or the ~~GCL~~**DGCL**, and all rights herein conferred upon stockholders are granted subject to such reservation; provided, however, that, notwithstanding any other provision of this **Amended and** Restated Certificate of Incorporation (and in addition to any other vote that may be required by law), the affirmative vote of the holders of at least eighty percent (80%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation entitled to vote thereon shall be required to amend, alter or repeal, or to adopt any provision as part of this **Amended and** Restated Certificate of Incorporation inconsistent with the purpose and intent of Articles FIFTH, EIGHTH, TENTH or ELEVENTH of this **Amended and** Restated Certificate of Incorporation or this Article THIRTEENTH.

FOURTEENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation arising pursuant to any provision of the ~~GCL~~DGCL or this **Amended and** Restated Certificate of Incorporation or Bylaws or (iv) any action asserting a claim against the Corporation governed by the internal affairs doctrine; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware. Failure to enforce the foregoing provisions would cause the Corporation irreparable harm and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article FOURTEENTH.

FIFTEENTH: The Corporation is to have perpetual existence.

The proposed amendments to the Amended and Restated Bylaws to eliminate the classified Board structure and provide for the annual election of all directors are as follows:

Section 3.1   Number and Election of Directors.   The Board of Directors shall consist of not less than three (3) nor more than eleven (11) members, the exact number of which shall be fixed from time to time by resolution adopted by the affirmative vote of a majority of the entire Board of Directors. ~~The~~**Prior to the 2026 annual meeting of stockholders (the "2026 Annual Meeting), the** directors **elected by the stockholders** shall be divided into three (3) classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. ~~The initial division of the Board of Directors into classes shall be made by the decision of the affirmative vote of a majority of the entire Board of Directors. The term of the initial Class I directors assigned at the time of the filing of the Certificate of Incorporation shall terminate on the date of the annual meeting of stockholders held in 2014; the term of the initial Class II directors assigned at the time of the filing of the Certificate of Incorporation shall terminate on the date of the annual meeting of stockholders held in 2015; and the term of the initial Class III directors assigned at the time of the filing of the Certificate of Incorporation shall terminate on the date of the annual meeting of stockholders held in 2016 or, in each case, upon such director's earlier death, resignation or removal. At each succeeding annual meeting of stockholders beginning in 2014, successors to the class of directors~~**Each director** whose term expires at ~~that~~**the 2024** annual meeting **of stockholders** shall be elected **at such annual meeting** for a ~~three~~**two**-year term ~~and until their successors are duly elected and qualified~~**expiring at the 2026 Annual Meeting. Each director whose term expires at the 2025 annual meeting of stockholders shall be elected at such annual meeting for a one-year term expiring at the 2026 Annual Meeting. Each director elected prior to the 2024 annual meeting of stockholders shall continue to serve for the remainder of the original term for which he or she was originally elected**. If the number of directors is changed **prior to the 2026 Annual Meeting**, any increase or decrease **in the number of directors** shall be apportioned among the classes so as to maintain the number of directors in each class as nearly ~~equal~~as possible, and any additional director of any class elected to fill a vacancy shall hold office for a term that shall coincide with the remaining term of the ~~other~~directors of that class~~, but in no case shall a decrease in the number of directors shorten the term of any incumbent director~~**. The division of the directors into classes shall terminate at the 2026 Annual Meeting and commencing with such meeting directors shall be elected on an annual basis**.

Section 3.2   Vacancies.   Unless otherwise required by law or the Certificate of Incorporation, and subject to the terms of any one or more classes or series of preferred stock of the Corporation, (i) any vacancy on the Board of Directors that results from an increase in the number of directors may be filled by a majority of the Board of Directors then in office, provided that a quorum is present, and (ii) any other vacancy occurring on the Board of Directors, other than for a vacancy resulting from the removal of a director as provided in Section 3.6 which may be filled in the first instance by the stockholders, may be filled by a majority of the Board of Directors then in office, even if less than a quorum, by a sole remaining director. Any director of any class elected to fill a vacancy resulting from an increase in the number of directors of such class shall hold office for a term that shall coincide with the remaining term of that class. ~~Any~~**Until the final declassification of the Board of Directors commencing at the 2026 Annual Meeting, any** director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor.

Section 3.6 <u>Resignations and Removals of Directors</u>. Any director of the Corporation may resign from the Board of Directors or any committee thereof at any time, by giving notice in writing or electronic transmission to (i) the Chairman of the Board of Directors, if there be one, or to the Chief Executive Officer, if there is no Chairman of the Board, and (ii) the Secretary of the Corporation and, in the case of a committee, to the chairman of such committee, if there be one. Such resignation shall take effect at the time therein specified or, if no time is specified, immediately; and, unless otherwise specified in such notice, the acceptance of such resignation shall not be necessary to make it effective. Except as otherwise required by applicable law and subject to the rights, if any, of the holders of shares of **the** preferred stock of the Corporation then outstanding, any director or the entire Board of Directors may be removed from office at any time, but**, until the full declassification of the Board of Directors commencing at the 2026 Annual Meeting,** only for cause and ~~only by~~**, beginning at** the ~~affirmative vote of the holders of at least eighty (80%) of the voting power of the then issued and outstanding Voting Shares; provided, however, that for so long as the Fortress Stockholders, collectively, beneficially own at least thirty percent (30%) of the then issued and outstanding Voting Shares, any director or the entire Board of Directors may be removed from office at any time~~**2026 Annual Meeting**, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of the then issued and outstanding Voting Shares. The vacancy or vacancies in the Board of Directors caused by any such removal shall be filled as provided in Section 3.2. Any director serving on a committee of the Board of Directors may be removed from such committee at any time by the Board of Directors.

Appendix C – Proposed Bylaw Amendments to Give Effect to the Majority Voting Proposal

The proposed amendments to the Amended and Restated Bylaws to provide for director nominees to be elected by a majority, rather than a plurality, of votes in uncontested elections are as follows:

Section 3.1   Number and Election of Directors. [. . .]

[. . .]

Except as provided in Section 3.2 of this Article III, directors shall be elected by a ~~plurality~~**majority** of the votes of the shares of capital stock of the Corporation present in person or represented by proxy and entitled to vote on the election of directors ("Voting Shares")~~at~~**, but without giving effect to abstentions and broker non-votes ("votes cast") with respect to** any meeting of stockholders **at which a quorum is present; provided, however, that nominees shall be elected by a plurality of votes cast at any meeting of stockholders** or in any action by written consent in lieu of such a meeting with respect to which (a) the Corporation receives a notice that a stockholder has nominated a person for election to the Board of Directors ~~(including a notice that a stockholder seeks to include a nominee in the Corporation's proxy materials pursuant to Rule 14a-11 under the Exchange Act)~~ that was timely made in accordance with the applicable nomination periods provided in these Bylaws~~(or, in the case of a notice that a stockholder seeks to include a nominee in the Corporation's proxy materials pursuant to Rule 14a-11 under the Exchange Act, the applicable notice periods provided in such rule)~~, and (~~ii~~**b**) such nomination or notice has not been withdrawn ~~(and, in the case of a notice under Rule 14a-11, the Corporation has not determined that it will exclude such proposed nominee from its proxy materials)~~ on or before the tenth (10th) day before the Corporation first mails its initial proxy statement in connection with such election of directors~~; provided, however, that the determination that directors shall be elected by a plurality of the~~**. Any director nominee who does not receive the requisite** votes ~~cast~~ shall ~~be determinative only as to the timeliness of a notice of nomination or notice under Rule 14a-11 and not otherwise as to its validity. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to~~**not be elected.**

Any director nominee who fails to be elected but who is serving as a director at the time of the election shall promptly provide his or her written resignation to the Chairman or the Secretary and remain a director until a successor shall have been duly elected and qualified. The Nominating and Corporate Governance Committee (or the equivalent committee then in existence) shall promptly consider the director's resignation and all relevant facts and circumstances concerning the vote and the best interests of the Corporation and its stockholders. After such consideration, the Nominating and Corporate Governance Committee shall make a recommendation to the Board of Directors whether to accept or reject the tendered resignation, or whether any other action should be taken. The Nominating and Corporate Governance Committee shall make such recommendation, and the Board of Directors shall take action with respect to such recommendation, within 90 days after certification of the stockholder vote~~against a nominee~~**. The Board of Directors will promptly publicly disclose its decision and shall state therein the reasons for its decision. Any director who has tendered his or her resignation pursuant to this paragraph shall not participate in the Nominating and Corporate Governance Committee's deliberations or decision with respect to its recommendation or in the Board's deliberations or action regarding whether to accept the resignation offer. If a director's resignation pursuant to this paragraph is not accepted, such director shall continue to serve until his or her successor is duly elected and qualified or his or her earlier death, resignation or removal. If a director's resignation is accepted, then the Board may fill the resulting vacancy pursuant to Section 3.2 of this Article III, or decrease the size of the Board pursuant to this Section 3.1.**

Directors need not be stockholders.

The Board of Directors shall present to the stockholders nominations of candidates for election to the Board of Directors (or recommend the election of such candidates as nominated by others) such that, and shall take such other corporate actions as may be reasonably required to provide that, to the best knowledge of the Board of Directors, if such candidates are elected by the stockholders, at least a majority of the members of the Board of Directors shall be Independent Directors (as hereinafter defined). The Board of Directors shall only elect any person to fill a vacancy on the Board of Directors if, to the best knowledge of the Board of Directors, after such person's election at least a majority of the members of the Board of Directors shall be Independent Directors. The foregoing provisions of this paragraph shall not cause a director who, upon commencing his or her service as a member of the Board of Directors was determined by the Board of Directors to be an Independent Director but did not in fact qualify as such, or who by reason of any change in circumstances ceases to qualify as an Independent Director, from serving the remainder of the term as a director for which he or she was selected. Notwithstanding the foregoing provisions of this paragraph, no action of the Board of Directors shall be invalid by reason of the failure at any time of a majority of the members of the Board of Directors to be Independent Directors.